Use these links to rapidly review the document

Index to Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

HAWAIIAN TELCOM HOLDCO, INC.
(Exact name of registrant as specified in its charter)

Delaware	16-1710376
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1177 Bishop Street
Honolulu, Hawaii 96813
(Address of principal executive offices) (Zip Code)

808-546-4511
(Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of class)

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

HAWAIIAN TELCOM HOLDCO, INC.

ii

Item 1.    Business

        Hawaiian Telcom Holdco, Inc. (the "Company") is the largest full-service provider of communications services and products in Hawaii. We operate two primary business segments:

  Wireline Services.    This segment provides local telephone service including voice and data transport, enhanced custom calling features, network access, directory assistance and private lines. In addition, the Wireline Services segment provides high-speed Internet, long distance services, next generation Internet protocol (IP)-based network services, customer premises equipment, data solutions, billing and collection and pay telephone services. Our services are offered on all of Hawaii's major islands. As of September 30, 2010, our telecommunication operations served: approximately 446,600 local access lines, of which 55% served residential customers and 44% served business customers, with the remaining 1% serving other customers; 229,500 long distance lines, of which 65% served residential customers and 35% served business customers; and 97,800 high-speed Internet lines, which served 80,000 retail residential lines, 16,600 retail business lines, and 1,200 wholesale business and resale lines.

  Other.    This segment consists primarily of wireless services, including the sale of wireless handsets and accessories.

        For information about the revenue, operating profits and identifiable assets of the Company's business segments for the three fiscal years ended December 31, 2009, see Note 21 ("Segment Information") to the Company's consolidated financial statements in Item 13 below.

A.  History

  General

        Hawaiian Telcom Holdco, Inc. was incorporated in Delaware in 2004. Originally incorporated in Hawaii in 1883 as Mutual Telephone Company, our Hawaiian Telcom, Inc. subsidiary has a strong heritage of over 125 years as Hawaii's incumbent local exchange carrier. From 1967 to May 1, 2005, we operated as a division of Verizon Communications Inc. (Verizon) or its predecessors. On May 2, 2005, the Verizon businesses conducted in Hawaii (comprised of Verizon Hawaii Inc. and carved-out components of Verizon Information Services, GTE.NET LLC (dba Verizon Online), Bell Atlantic Communications Inc. (dba Verizon Long Distance) and Verizon Select Services, Inc. (collectively, the "Verizon Hawaii Business")), were transferred to Verizon Holdco LLC, which then was merged (the "2005 Acquisition") with and into Hawaiian Telcom Communications, Inc., a Delaware corporation and wholly-owned subsidiary of the Company. As a result of the 2005 Acquisition, we became a stand-alone provider of communications services, operating as Hawaiian Telcom, Inc. (fka Verizon Hawaii Inc.) and Hawaiian Telcom Services Company, Inc., both wholly-owned subsidiaries of Hawaiian Telcom Communications, Inc. incorporated in Hawaii.

        Hawaiian Telcom, Inc. operates our regulated local exchange carrier business and has a wholly-owned subsidiary, Hawaiian Telcom Insurance Company, Incorporated, which is a captive insurance subsidiary that until December 31, 2003 provided auto liability, general liability and worker's compensation insurance to Verizon Hawaii Inc. on a direct basis. The captive subsidiary continues to settle claims related to incidents which occurred prior to January 1, 2004, while current incidents are insured with external carriers.

        Hawaiian Telcom Services Company, Inc. operates our other businesses including our long distance, Internet, advanced communication and network services and wireless businesses. It also operated a directories publishing business until November 30, 2007, when it consummated the sale of the business to HYP Media Holdings LLC, a Delaware limited liability company and wholly-owned subsidiary of CBD Investor, Inc. In connection with the sale, HYP Media Holdings LLC entered into a 50-year publishing agreement pursuant to which it serves as the exclusive, official publisher of telephone directories on behalf of Hawaiian Telcom, Inc. Under this agreement, HYP Media Holdings LLC publishes both white and yellow pages print telephone directories under the Hawaiian Telcom® brand. Hawaiian Telcom Services Company, Inc. also has four limited liability companies organized under the laws of the state of Hawaii for the purposes of conducting research and development and receiving investments from outside investors. As of the date hereof, no outside investments have been received.

        The following is a chart of our organizational structure.

  Bankruptcy Proceedings

        In the second and third quarters of 2008, we hired a new senior management team in an effort to explore strategic opportunities and to improve operating results. Under the direction of the new senior management team, we undertook substantial efforts to effectuate a balance sheet restructuring. In September 2008, we engaged the services of Lazard Frères & Co. as our financial advisor to assist in the evaluation of various balance sheet restructuring options. Beginning in October 2008, we pursued discussions with our creditors regarding a balance sheet restructuring. In an effort to preserve liquidity and the going-concern value of the Company, Hawaiian Telcom Communications, Inc. chose not to make the interest payments due on November 1, 2008 and payable on November 3, 2008 with respect to its Senior Floating Rate Notes due 2013 and 9.75% Senior Fixed Rate Notes due 2013 (the "Senior Notes") and its 12.5% Senior Subordinated Notes due 2015 (the "Subordinated Notes") and utilized the 30-day grace period applicable to the missed interest payments to continue balance sheet restructuring discussions with its creditors including the holders of those notes.

        On December 1, 2008, the Company, Hawaiian Telcom Communications, Inc., Hawaiian Telcom, Inc., Hawaiian Telcom Services Company, Inc. and certain other affiliates (collectively, the

"Debtors") filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware in order to facilitate the balance sheet restructuring. At the time of our chapter 11 filing, we had more than $1.1 billion of debt, consisting of approximately $575 million in senior secured debt under an Amended and Restated Credit Agreement dated as of June 1, 2007, $500 million in Senior Notes and Subordinated Notes, $40 million in unpaid trade debt, and $15 million in senior secured obligations under various swap agreements. The chapter 11 cases were jointly administered under the caption In re Hawaiian Telcom Communications, Inc., et al., Case No. 08-13086 (the "chapter 11 cases"). Venue of the chapter 11 cases was transferred to the United States Bankruptcy Court for the District of Hawaii (the "Bankruptcy Court") on December 22, 2008. The Debtors' management team continued to operate the Debtors' businesses and manage the Debtors' properties throughout the chapter 11 cases.

        In June 2009, the Debtors filed with the Bankruptcy Court a chapter 11 plan of reorganization (the "Plan of Reorganization"). The Bankruptcy Court approved the disclosure statement related to the Plan of Reorganization on August 24, 2009 and held a hearing to approve confirmation of the Plan, which began on November 9, 2009. The Bankruptcy Court confirmed the Plan of Reorganization at the conclusion of the confirmation hearing and entered a written confirmation order (the "Confirmation Order") on December 30, 2009. The Confirmation Order incorporated the terms of a settlement among all of the key stakeholders in the chapter 11 cases and allowed us to emerge from chapter 11 with a significantly deleveraged capital structure.

        The Plan of Reorganization contemplated that the senior secured lenders under the Amended and Restated Credit Agreement and the swap counterparties (collectively, the "Senior Secured Creditors") would own nearly all of the new equity of the reorganized Company and that we would emerge with a minimum of $45 million in cash to enable continuation of our operations in the ordinary course of business. Among other things, the Plan of Reorganization and the Confirmation Order provided for, on or about the Effective Date (defined below):

  •
  the cancellation of the Debtors' obligations under the Amended and Restated Credit Agreement, Senior Notes Indenture and Subordinated Notes Indenture;

  •
  the cancellation of all outstanding shares of the existing stock of the Company and cancellation of all outstanding options and other rights to purchase or otherwise receive shares of the existing stock of the Company;

  •
  the authorization to issue up to (i) 245 million shares of new common stock of the Company (the "New Common Stock"), of which 10 million shares were issued to the holders of senior secured claims and 135,063 shares were issued to certain holders of unsecured claims who exercised subscription rights for the right to receive shares of New Common Stock, and (ii) 5 million shares of preferred stock;

  •
  the reservation of 10% of the outstanding New Common Stock on a fully diluted basis for a new management compensation incentive program (the "2010 Equity Incentive Plan");

  •
  the issuance to certain holders of Senior Notes with allowed claims of (i) subscription rights entitling them to purchase their pro rata share of 3,125,000 shares of the New Common Stock at a subscription purchase price of $16.00 per share based on the Company's $160 million equity value under the Plan of Reorganization and (ii) warrants to acquire shares of New Common Stock equal to 12.75% of the outstanding New Common Stock (on a diluted basis prior to consideration of the 2010 Equity Incentive Plan) at a 12.5% discount to the Company's $160 million equity value and with an expiration date of five years from the Effective Date;

  •
  the receipt by unsecured creditors of cash in an amount equal to their pro rata share of $500,000;

  •
  the execution by the Debtors of and entry into a new senior secured term loan with the Senior Secured Creditors with a first priority lien on all assets of the Debtors in the original principal amount of $300 million (the "New Term Loan"), with customary carve-outs and baskets including a basket for a first-out senior secured revolving credit facility with a first priority lien on all assets of the Debtors in the original principal amount of $30 million (the "Revolving Credit Facility") with the Senior Secured Creditors; and

  •
  the selection of a new Board of Directors of the Company by the Senior Secured Creditors, with the current Chief Executive Officer continuing to serve as a Director.

        The Plan of Reorganization became effective, and the Company and other Debtors emerged from chapter 11, on October 28, 2010, following obtaining necessary regulatory approvals from the Federal Communications Commission (FCC) and the Public Utilities Commission of the State of Hawaii (HPUC) and satisfaction of other requisite conditions (the "Effective Date").

B.  Industry Overview

        The telecommunications industry is comprised of companies involved in the transmission of voice, data and video communications over various media and through various technologies. There are two predominant types of local telephone service providers, or carriers, in the telecommunications industry: incumbent local exchange carriers (ILECs) and competitive local exchange carriers (CLECs). An ILEC refers to the regional Bell operating companies (RBOCs), which were the local telephone companies created from the break up of AT&T in 1984, as well as small and midsize independent telephone companies, such as Hawaiian Telcom, Inc., Cincinnati Bell Inc. and Consolidated Communications, Inc., which sell local telephone service. These ILECs were the traditional monopoly providers of local telephone service prior to the passage of the Telecommunications Act of 1996. On the other hand, a CLEC is a competitor to local telephone companies that has been granted permission by a state regulatory commission to offer local telephone service in an area already served by an ILEC.

        In recent years, the U.S. telecommunications industry has undergone significant structural changes. Many of the largest service providers have achieved growth through acquisitions and mergers, while an increasing number of competitive providers have restructured or entered bankruptcy to obtain protection from their creditors. Since 2001, capital in the form of public financing has been generally difficult to obtain for new entrants and competitive providers. Capital constraints have caused a number of competitive providers to change their business plans, resulting in consolidation. Despite these changes, the demand for all types of telecommunications services, particularly data services, has not diminished, and telecommunications companies increasingly bundle services and provide integrated offerings for end-user customers.

        Hawaii's telecommunications industry remains active, and demand for telecommunications services is strong, due in part to the comparative advantage provided by the state's geographic position. With its location between the mainland United States and Asia, Hawaii has been and will likely continue to be a surfacing location for cables running between the two continents. Hawaii is also connected to the mainland United States and Asia via several satellite networks.

C.  Markets and Customers

  Wireline Services

        We have been a telecommunications provider in Hawaii for more than 125 years. Our market consists of 86 central offices serving an area of approximately 6,263 square miles on the islands of Oahu, Maui, Hawaii, Kauai, Molokai and Lanai. We are the incumbent provider of local exchange services within this area and own the state's most extensive local telecommunications network, with approximately 446,600 local access lines served as of September 30, 2010, of which 55% served residential customers, 44% served business customers and the remaining 1% served other customers. Other customers include (1) interexchange carriers that pay for access to long distance calling customers located within our local service area and (2) CLECs that pay for wholesale access to our network to provide competitive local service on either a resale or unbundled network element (UNE) basis as prescribed under the Communications Act of 1934, as amended (the "Communications Act").

        Our market is characterized by high population density, with approximately 70% of the state's population concentrated on Oahu. This concentration of customers and commerce provides opportunities to leverage our network infrastructure to deliver products and services efficiently and in a cost-effective manner and to market and sell our services more effectively. Given Hawaii's geographic location, its distance from the mainland United States and the diversity of its population (approximately 39% being of Asian descent), Hawaii residents and businesses have telecommunications needs that may be different from those on the mainland United States. Furthermore, in 2010, the median household income in Hawaii is estimated at approximately $64,000, compared to the national average of approximately $51,300. For the foregoing reasons, our strategy is to leverage the distinctive qualities of the Hawaii market to develop customized, local marketing strategies.

        Our business marketplace is dominated by several key industries. State and federal government account for 24% of gross state product. With the U.S. Pacific Command, one of the largest U.S. unified service commands, based in Hawaii and approximately 37,000 military personnel stationed in Hawaii, the federal government is one of our largest customers. The hospitality industry and financial institutions also account for a significant portion of our business. The operations of these leading sectors are communications intensive, and we believe that they are dependent on our modern, reliable services. Hawaii's small business market (in the aggregate) is also a key driver of Hawaii's economy—approximately 95% of the companies in Hawaii employ fewer than 50 employees, and these businesses make up a market of approximately 51,000 business customers. We believe that these business customers represent an underserved segment that we are targeting aggressively with new product and service offerings.

  Other

        We have been providing wireless services since 2005. It is estimated that there are approximately 1,180,000 wireless subscribers in Hawaii. Currently, less than 1% of these subscribers utilize us as their wireless provider. We are investigating opportunities to capture a greater share of this market and to leverage the Hawaiian Telcom® brand and our existing customer base to enhance customer loyalty for our various product and service offerings.

D.  Our Products and Services

  Business Strategy

        In 2009, our new senior management team finalized a revised strategic plan for the Company that is focused on the introduction of new products, growing our broadband market share, improving the overall experience for our customers, strengthening our brand and image, improving our productivity, and transforming our network to enable next-generation technologies to be deployed to the consumers and businesses of Hawaii. Our objective is to position the Company to effectively participate in growth market segments in order to be a relevant and responsive provider of advanced products, services and solutions to meet the changing communications needs of our customers.

  Wireline Services

  Local Exchange Services

        Our local exchange carrier business generates revenue from local network services, network access services and certain other services, each of which is described below.

  Local Network Services

        Our traditional local network service enables customers to originate and receive telephone calls within a defined "exchange" area. We provide basic local services on a retail basis to residential and business customers, generally for a fixed monthly recurring charge. Basic local service also includes non-recurring charges to customers for the installation of new products and services. Basic local exchange services are enhanced with a variety of value-added services such as call waiting, caller ID, voice messaging, three-way calling, call forwarding and speed dialing. Value-added services may be purchased individually or as part of a package offering for a monthly recurring charge. We also offer other local exchange services such as local private line and inside wire maintenance. The rates that can be charged to customers for basic local and certain other services are regulated by the HPUC. We charge business customers higher rates to recover a portion of the costs of providing local service to residential customers, as is customary in the industry. See "—Regulation" for further discussion of regulatory matters including our local network service rate proceedings.

  Network Access Services

        Our network access services are offered in connection with the origination and termination of long distance, or toll, calls that typically involve more than one company in the provision of end-to-end long distance service. Since toll calls are generally billed to the customer originating the call, a mechanism is required to compensate each company providing services relating to the call. This mechanism is the access charge, which we bill to each interexchange carrier for the use of our facilities to access our customers. In addition, we bill a component of access charges directly to our customers. Our network access services generate intrastate access revenue when an intrastate long distance call that involves us and an interexchange carrier is originated and terminated within Hawaii. This access charge is regulated by the HPUC. Similarly, our network access services generate interstate access revenue when an interstate long distance call is originated from a Hawaii local calling area served by us and is terminated in a local calling area in another state and vice versa. Interstate access charges are regulated by the FCC. We also offer special access voice and data services, which are a key area of growth driven by demand for increasing bandwidth from business and wholesale customers. Special access services include switched and non-switched (or dedicated) services such as point-to-point single channel circuits, Synchronous Optical Network (SONET) and Time Division Multiplexing (TDM) transport services, as well as IP-based private networks.

  Long Distance Services

        We provide long distance services to transmit international calls, interLATA (Local Access Transport Area) domestic calls and regional toll calls made to points outside a customers' local calling area, but within our local service area (intraLATA toll). In Hawaii, each of the islands is a local calling area, and calls between the islands are intraLATA toll calls. Other long distance services include 800-number services and wide area telecommunication services, or WATS, private line services, and operator services associated with long distance calls. As of September 30, 2010, we served approximately 229,500 long distance lines, of which 65% served residential customers and 35% served business customers.

  Internet Services

        We provide high-speed Internet (HSI) Internet access to our residential and business customers. Our data network enables us to provide extensive high-speed network access. We have HSI available in 79 of our 86 central offices. As of September 30, 2010, we served approximately 80,000 retail residential HSI lines, 16,600 retail business HSI lines, and 1,200 wholesale business and resale HSI lines. We also provided dial-up Internet access to approximately 1,600 subscribers as of the same date.

  Advanced Communication and Network Services

        The role of business communication providers is evolving. Consistent with this, we have been pursuing opportunities to expand into application-centric, advanced communication and network services. Our advanced communication and network services include Managed Services, deployed in 2008, which provides customers with fault monitoring and performance management services; Routed Network Service, a high-performance IP network service for business customers launched in April 2009; Enhanced Internet Protocol Data Service, a multipoint Ethernet virtual private Local Area Network service launched in May 2007; and Business All-in-One, a business Voice over Internet Protocol (VoIP) service launched in December 2009 to provide small-to-medium-sized businesses with complete communication needs in a hosted package.

  Next Generation Television Service

        Our proposed video service is a critical growth component for our consumer products portfolio and anticipated anchor with our service bundling strategy. During 2010, we continued to develop a network capable of providing integrated digital video, high-speed broadband and voice services to new and existing customers. We also completed and made operational our video head end. Negotiations with the Cable Television Division of the State of Hawaii Department of Commerce and Consumer Affairs concerning our application for a video franchise for the island of Oahu are ongoing. In addition to investing in our network to offer video services, we are developing the requisite hardware and software platform and securing programming content. Our ability to provide an attractive and profitable video offering will depend significantly on the results of these regulatory and infrastructure development efforts.

  Other Wireline Services

        We seek to capitalize on our local presence and network infrastructure by offering other services to customers and interexchange carriers. Sales and maintenance of customer premises equipment to the business markets are an important source of local exchange revenues. Customer premises equipment services are also an area of potential growth as attractive contracts with major equipment providers allow us to offer complete voice and data network and management solutions. For the wholesale or carrier market, we offer services including operator services, billing and collection services and space and power rents for collocation services. We also offer public pay telephone services at approximately 4,900 locations throughout the State of Hawaii.

  Other

        We offer wireless services pursuant to a mobile virtual network operator (MVNO) services agreement with Sprint Spectrum, L.P. (Sprint). That agreement allows us to resell Sprint wireless services, including access to Sprint's nationwide personal communication service (PCS) wireless network to residential and business customers in Hawaii under the Hawaiian Telcom® brand name. The services agreement with Sprint was effective as of May 2009 and has a term of three years and is renewable for up to three additional one-year terms after the initial period.

E.  Sales and Marketing

        Our sales and marketing strategy is to position our business as a local Hawaii company and to develop and deliver products and services designed to meet our market's specific needs. Key components of our sales and marketing strategy include:

  •
  developing and delivering advanced products, services and bundles customized to meet the needs of the local Hawaii market;

  •
  leveraging the Hawaiian Telcom® brand across all our product offerings;

  •
  partnering with leaders in the Hawaii business community;

  •
  raising visibility in the community through key sponsorships and executive positioning; and

  •
  creating a customer-driven organization, locally operated and managed, that provides reliable and high quality products, services and solutions in addition to excellent customer service.

        We are implementing this strategy by:

  •
  developing integrated sales and marketing plans that focus on meeting the needs of the local market;

  •
  focusing local advertising and marketing expenditures to create demand, promote our products and services and establish competitive positioning;

  •
  re-designing sales coverage models to focus on underserved customers and to increase segmentation and target marketing to small- and medium-sized business customers;

  •
  improving the customer service experience; and

  •
  increasing the capacity of all sales and marketing channels by centralizing sales support functions, enhancing performance of retail stores and tracking and managing profitability by sales channel.

        Our long distance services sales efforts are primarily directed toward increasing the number of subscribers we serve, selling bundled services and generating incremental revenues through product and feature up-sale opportunities. We sell our long distance communications services through local advertising, as part of bundled telecommunications packages, and up-selling by our customer contact personnel.

        We market our Internet services as a stand-alone product, as well as part of a package of bundled telecommunications services to our residential and business customers. We sell wireless phones and services primarily through our five retail stores, our call centers and our business account executives.

F.  Network Architecture and Technology

        Our strategy is to build and operate the most technologically advanced communications network in the state of Hawaii. Pursuing such strategy has enabled us, among other things, to begin offering advanced communications and network services beginning 2007. In 2009, we invested approximately $58.8 million in our network including significant expenditures to expand our IP-based packet and broadband network. Long-term network plans were finalized in 2009 and are being implemented with the objective of transforming our communications network to an all fiber, IP-based broadband network over an IP multimedia subsystem service delivery platform with cloud-based technology. Our long-term objective is a service delivery platform of unlimited bandwidth and applications that will find our customers no matter where they may be roaming on our network.

  Packet Optical Network

        We continued expansion of our statewide Multiprotocol Label Switching (MPLS) network in 2009. Growth from new services offered on our MPLS network, such as our Enhanced Internet Protocol Data Service and Routed Network Service, continues to drive increases in the backbone bandwidth requirements and improvements to our mesh designs. Migration plans to move customers from our legacy packet networks to our new IP-based network continued in 2009 with over 10,000 HSI customers being moved. We also are upgrading major portions of our optical network layer, providing us greater bandwidth capabilities across Oahu and the State. Evolution in our MPLS core will continue toward a converged packet optical networking platform. Our current backbone infrastructure consists of two border routers, seven core MPLS routers, 36 service edge routers, 21 Frame Relay switches and 13 asynchronous transfer mode (ATM) switches. There are also 809 Synchronous Optical Network (SONET) rings in service.

        Our telecommunication infrastructure includes more than 13,518 sheath miles of fiber optic cable and copper wire distribution lines. Submarine and deep-sea fiber optic cables connect the islands of Kauai, Oahu, Maui and Hawaii, while digital microwave provides other inter-island connections. In addition to our owned interisland cables between Oahu and Kauai, Oahu and Maui, and Maui and Hawaii, we are also connected by trans-Pacific fiber optics which provide ring diversity to protect our communications between the islands and which we access through an indefeasible right of use agreement.

  Voice Network

        In 2009, we installed a new VoIP application server for the introduction of our new Business All-in-One business VoIP (BVoIP) service. The new BVoIP service targets our small-to-midsize business market, combining voice and data services over an IP connection to the customer. In addition, we added a new, next generation voicemail platform to the network that we believe ties in well with our IP migration strategy and positions us for new unified communication services. Network build for the new voicemail platform was completed in 2009 with migration of customers to follow in 2010. Plans are being finalized to consolidate this network into a much smaller IP softswitch platform.

        As of September 30, 2010, we owned 107 local base and remote switches and five tandem switches serving approximately 446,600 total lines on the islands of Hawaii, Kauai, Lanai, Maui, Molokai and Oahu. All of our access lines are served by digital switches provided predominantly by Alcatel-Lucent and Nortel. Since 2002, we have updated our infrastructure to meet the technological needs of our customers. Our switches on every island are linked through a combination of extensive aerial, underground and undersea cable, as well as microwave facilities, allowing us to provide our services to customers in a very challenging geographical territory.

  Access Infrastructure

        In 2010, we continued to deploy fiber-to-the-premise (FTTP) solutions to serve green field multi-dwelling unit (MDU) and single-family subdivision developments. By laying fiber and utilizing various passive optical network components from these developments to our central offices, we can further leverage the capabilities of our MPLS backbone, provide higher bandwidth services to our customers, including the proposed video services, and reduce maintenance costs. Additionally, in 2009 we began to replace obsolete digital loop carrier equipment with new broadband loop carrier (BLC) equipment. The versatile BLCs are IP-based and offer a wide range of services including landline telephone service, DSL, Ethernet over copper, and gigabit passive optical network service. These projects further our transformation to a broadband network and replace copper lines once served by TDM switches. Through this strategy, we seek to meet the bandwidth needs of our customers in an economical manner.

  Network Surveillance and Operations

        Network management operations are provided by our Network Operations Center (NOC) located in Honolulu. The NOC provides surveillance 24x7, 365 days a year, over our statewide network consisting of 86 central offices and associated interoffice facilities. We have a customer service center which also operates on a 24x7, 365 days a year basis to handle customer inquiries, repairs, and provide call completion services. All customer installations and repairs requiring a field technician are offered during extended hours and coordinated by our Dispatch Center. All construction activity, for both outside and inside plant, is coordinated by our engineering operations team located at our Honolulu office.

        In addition to our network infrastructure, we operate a wide range of equipment from large boom trucks to small passenger vehicles, mobile generators, and other miscellaneous trailers, tools and test equipment. We own or lease most of our administrative and maintenance facilities, central offices, remote switching platforms, and transport and distribution network facilities. Our assets are located primarily in the State of Hawaii.

G.  Back-Office and Information Technology

        Since the 2005 Acquisition, we have made substantial investments in a new back-office and IT infrastructure. We initially engaged BearingPoint, Inc. (BearingPoint) to build the back-office and IT infrastructure. In February 2007, we terminated our relationship with BearingPoint and transferred certain services previously performed by BearingPoint to Accenture LLP (Accenture). See "—Transition to Becoming a Stand-alone Provider." In 2009, we signed a five-year agreement with Accenture that amended the prior agreement and lowered costs while improving operational efficiencies.

        Over the past year, we continued to enhance our back-office systems and IT infrastructure with the objective of improving and expanding our customer services and streamlining our operations. See "—Business Transactions." We implemented the capability for ordering and provisioning new products and services for our customers while increasing productivity and improving operational capabilities.

        To support the launch of new products, in the first half of 2009, we implemented ordering and provisioning functionality for our Routed Network Service product and our BVoIP service for business customers. In June 2009, we introduced integrated billing for customers subscribing to both our wireline and wireless services. Planning and analysis work for our proposed video services was completed in Spring 2009, providing the foundation to build and implement systems for ordering and activation of our proposed next-generation video services.

        Continuous improvement initiatives are being conducted that are aimed at improving the quality and movement of data across systems, enhancing operational productivity, and ensuring that customer orders are processed accurately and in a timely fashion. These initiatives included revamping of our on-line product catalog (i.e., the computer system that contains our complete product set for ordering and provisioning of products and services to customers) and simplification of our order processing for consumer orders in order to speed order processing times. Order flow-through has improved, manual processing queues are now at the lowest levels since the 2005 Acquisition, and order backlogs are down 84% from 2008 due to systems and process improvements. The end result is increased data integrity, faster order processing speeds, higher levels of automated order flow-through, and an improved customer experience.

        In the past year, we also provided solutions that enable the delivery of advanced technologies for our customers. We implemented new network monitoring systems and systems that support the migration of customers from our legacy networks to our MPLS network, the provisioning of fiber optic connections directly to customer premises and the qualification of facilities for our HSI service. These efforts provide our network engineers with the systems needed for efficient management of our communications network and delivery of current state technology products and services to our customers.

H.  Competition

  Wireline Services

  Local Exchange Service

        ILECs are subject to several types of competition, including (i) facilities-based providers with their own local networks; (ii) resale providers who purchase local service from ILECs at wholesale rates and resell these services to their customers; (iii) providers who lease UNEs from ILECs; (iv) cable companies who offer local service through VoIP over their cable platform and (v) newer entrants and providers with technology alternatives to local service networks like wireless providers. Technological developments in wireless telephone features, personal communications services, digital microwave and other wireless technologies are expected to promote the development of alternatives to traditional wireline services. We believe that competition is likely to come from resale interconnection or UNE interconnection. We also anticipate increased competition from certain service providers in Hawaii, primarily Oceanic Time Warner Cable (Oceanic) and two local CLECs.

  Long Distance Services

        The long distance telecommunications market is intensely competitive and has been for many years. Competition in the long distance business is based primarily on price, although service bundling, branding, customer service, billing services and quality also play a role in customers' choices. In the long distance market, we compete against the three largest interstate long distance carriers in Hawaii—AT&T, Verizon and Sprint—as well as all of the wireless providers that offer bundled long distance with their rate plans. In addition, we believe that VoIP will also offer an alternative to long distance services.

  Internet Services

        We expect that the Internet access services business will continue to be highly competitive due to the absence of significant barriers to entry. We currently compete with Oceanic, Pacific LightNet, Inc. (dba Wavecom Solutions), Systemmetrics Corporation, Clearwire US LLC, and traditional carriers providing dedicated Internet access services to business customers.

  Advanced Communication and Network Services

        The advanced communication and network services business is highly competitive due to the absence of significant barriers to entry. The emergence of non-traditional, application-centric players in the market is redefining the role of communications providers. We currently compete for business customers with vendors such as tw telecom of hawaii l.p., Pacific LightNet, Inc., NetEnterprise Inc., Tri-net Solutions, L.L.C., Systemmetrics Corporation and other traditional and non-traditional carriers.

  Next Generation Television Service

        The market for video services is dominated by Oceanic, the incumbent cable operator. Oceanic is a division of Time Warner Entertainment Company, L.P., which in turn is a subsidiary of Time Warner Cable Inc., the second largest cable operator in the United States. Approximately 90% of the households in Hawaii (94% of households on Oahu) already subscribe to Oceanic's service. Direct broadcast satellite (DBS) television providers also offer television service in Hawaii but are severely challenged by Hawaii's location and high concentration of multiple dwelling units. Consequently, less than 5% of Oahu households are DBS customers, which is significantly less than the nationwide penetration of close to 30% of the paid television market.

  Other

  Wireless Services

        While the market for wireless telephone services in Hawaii continues to grow, it is highly competitive. All of the national wireless carriers including Verizon Wireless, AT&T Mobility LLC, Sprint and T-Mobile USA, Inc., as well as Coral Wireless, LLC (dba MobiPCS), currently service the Hawaii wireless market. Federal local number portability requirements also increase competition by allowing customers to keep their telephone numbers when they switch carriers.

I.  Employees

        As of September 30, 2010, we employed approximately 1,440 full-time employees in Hawaii. Of the total employees, 58% were represented by the International Brotherhood of Electrical Workers (IBEW) Local 1357. As part of the 2005 Acquisition, we assumed all of the obligations of the collective bargaining agreement that governs the terms and conditions of employment for all IBEW-represented employees working for us. On October 4, 2008, a new three-year collective bargaining agreement with IBEW Local 1357 was ratified. Under the Plan of Reorganization, the collective bargaining agreement was assumed upon emergence from chapter 11. We believe that management currently has a constructive relationship with the represented and non-represented employee group.

J.  Insurance

        We have insurance to cover risks incurred in the ordinary course of business, including errors and omissions, general liability, property coverage (which includes business interruption), director and officers and employment practices liability, auto, crime, fiduciary and worker's compensation insurance in amounts typical of similar operators in our industry and with reputable insurance providers. Central office equipment, buildings, furniture and fixtures and certain operating and other equipment are insured under a blanket property insurance program. This program provides substantial coverage against "all risks" of loss including fire, windstorm, flood, earthquake and other perils not specifically excluded by the terms of the policies. As is typical in the telecommunications industry, we are self-insured for damage or loss to certain of our transmission facilities, including our buried, undersea and above-ground transmission lines. We believe that our insurance coverage is adequate; however, if we become subject to substantial uninsured liabilities due to damage or loss to such facilities, our financial results may be adversely affected.

K.  Regulation

  Federal and State Regulation of Telecommunications Services

        Our telephone operations generally are subject to the jurisdiction of the FCC with respect to interstate services and the HPUC with respect to intrastate services. The following summary does not purport to describe all current and proposed applicable federal and state regulation.

  Competition

        We face increasing competition in all areas of our business. Regulatory changes brought on by the 1996 amendments to the Communications Act, regulatory and judicial actions, and the development of new technologies, products and services have created opportunities for alternative telecommunication service providers, many of which are subject to fewer regulatory constraints than our ILEC. We are unable to predict definitively the impact that the ongoing changes in the telecommunications industry will ultimately have on our business, results of operations or financial condition. The financial impact will depend on several factors, including the timing, extent and success of competition in our markets, the timing and outcome of various regulatory proceedings and any appeals, the timing, extent and success of our pursuit of new opportunities resulting from the amendments to the Communications Act and technological advances and any changes in the State or Federal laws or regulations governing communications.

  Universal Service

        As a provider of interstate telecommunications, we are required to contribute to federal universal service programs. The FCC adjusts the contribution amount quarterly and may increase or decrease this amount depending on demand for support and the total base of contributors. Pending proposals to change the contribution methodology could increase or reduce our total obligation to this funding. We also draw Interstate Access Support from this funding.

        On December 31, 2007, we filed a petition with the FCC requesting a waiver to determine our eligibility to receive federal high-cost loop support according to our average line costs per wire center instead of our statewide average line costs. Grant of the petition would increase the amount of support we receive. There is no definite timeframe for an FCC decision on this petition.

        To illustrate the impact of such support, Sandwich Isles Communications, a rural local exchange carrier, has obtained eligible telecommunications carrier (ETC) status to serve certain remote areas of the state administered by the State Department of Hawaiian Home Lands and is estimated to have received over $14,000 per line of annual federal high-cost support for 2006, approximately $13,000 per line for each of 2007 and 2008, and approximately $11,000 per line for 2009. Sandwich Isles receives this funding to serve certain parts of the Hawaiian Home Lands based on its representations that it serves areas that were unserved as of 1997. Our lack of such support makes it difficult for us to compete effectively in those remote areas of the state. Nextel Partners, Inc. and Coral Wireless, LLC have also been granted ETC status by the HPUC, and both draw federal support for some of their licensed service areas.

        In April 2010, in response to a remand from the United States Court of Appeals for the Tenth Circuit, the FCC reaffirmed its non-rural mechanism for distributing universal service high-cost loop support without significant change. At the same time, the FCC began a proceeding to replace the existing universal service mechanism with a new fund that would be designed to support high-speed broadband and voice service for those areas of the country which would not receive such services without government support. We do not know when this proceeding will be concluded, how the FCC will implement the proposals, if at all, or how such proceeding will impact our pending waiver petition.

  Government Regulation of Retail Rates

        The FCC and the HPUC are the two agencies that regulate telecommunications services. In general, the FCC regulates interstate service, and the HPUC regulates intrastate service. The HPUC has, slowly over time, reduced its rate regulation of some of our services. The HPUC classifies all regulated telecommunications services as fully competitive, partially competitive, or non-competitive.

        In 2009, the Hawaii State Legislature passed Act 180, which it clarified with an amendment in 2010. As amended, Act 180 requires that the HPUC treat all intrastate retail telecommunications services, including intrastate toll (i.e., inter-island), central exchange (Centrex), residential and business local exchange services, integrated service digital network (ISDN) private lines and special assemblies, and directory assistance, as "fully competitive" under the HPUC's rules with certain qualifications. In addition, HPUC approval and cost support filings are no longer required to establish or modify rates or to bundle service offerings; however, all service offerings must be priced above the service's long-run incremental cost, and the HPUC can require us to provide such cost support demonstrating compliance with its costing rules at any time. If the HPUC is not satisfied, it retains the ability to investigate the offering and to suspend the offering pending the outcome of its investigation. In addition, HPUC approval is required in order to increase the rate for a service to a level that is greater than the rate for the retail service in the tariff at the time of implementation of Act 180. Local rates historically have been set at a level that will allow the recovery of embedded costs for local service. Recognized costs include an allowance for a rate of return on investment in plant used and useful to provide local service. Competitive forces may cause us to be unable to raise our local rates in the future

        The classification of retail local exchange intrastate services as fully competitive and the ability to bundle the services with other fully or partially competitive services or other services that are not within the HPUC's jurisdiction enable us to charge a discounted rate for bundled service offerings and have helped us to respond to competition.

  State and Federal Regulation of Long Distance Services

        We are subject to certain conditions imposed by the HPUC and the FCC on the manner in which we conduct our long distance operations. For example, we are prohibited from joint ownership of local and long-distance telephone transmission or switching facilities. The HPUC is responsible for ensuring that our ILEC does not discriminate against other long distance providers.

  Federal Requirements

        As an ILEC, we are subject to a number of access and interconnection requirements under federal law. Among other things, an ILEC must negotiate in good faith with other carriers requesting interconnection and access to UNEs and offer its competitors access to UNEs, such as local loops and inter-office transport, at regulated rates. However, we are no longer required to provide our competitors with access to loop or transport UNEs, switching or the combination of UNEs known as the UNE Platform (UNE-P), as certain competitive thresholds have been met in our market. The FCC also has limited our obligation to unbundle fiber facilities to multiple dwelling units, such as apartment buildings, and to homes and offices deployed in fiber-to-the-curb and fiber-to-the-premises arrangements. In addition, federal law regulates competitors' requests to collocate facilities within our central offices and to have access to our subscriber list information in order to produce competing directories, and other matters, including the manner in which we must protect our customers' information. The FCC currently is examining its pricing standard for UNEs and may modify other aspects of its UNE rules as market conditions change.

  Interstate and Intrastate Access Charges

        The rates that we can charge for interstate access are regulated by the FCC. The FCC has made various reforms to the existing rate structure for access charges, which, combined with the development of competition, have generally caused the aggregate amount of access charges paid by long-distance carriers to decrease over time. For example, the FCC has instituted caps on the per-minute rate we can charge for our switched access services as well as on our monthly subscriber line charges (SLCs). The FCC has adopted rules for special access services that provide for pricing flexibility and ultimately the removal of services from price regulation when prescribed competitive thresholds are met. We currently have pricing flexibility for certain special access services offered throughout our territory. The FCC currently is considering whether to modify the special access pricing rules for price cap carriers like us, including whether the pricing flexibility rules should be modified or eliminated. On May 18, 2008, the FCC granted our request for pricing flexibility for certain special access services offered on the neighbor islands. We also have pricing flexibility for certain special access services offered on Oahu.

        Our intrastate access rates are set forth in an interim tariff approved by the HPUC in 1995 and are based on our embedded costs. Although it has been the HPUC's intention to initiate a proceeding to adopt permanent access rates based on a forward-looking cost methodology, the HPUC has not yet initiated a proceeding to do so.

  Federal Framework for Intercarrier Compensation

        The FCC has an ongoing rulemaking that could fundamentally restructure the regulatory regime for intercarrier compensation. This comprehensive reform proposal seeks, among other things, to unify state and interstate intercarrier charges in certain circumstances, provide a mechanism to replace intercarrier revenues lost through rate unification and resolve a number of outstanding disputes among carriers regarding interconnection and compensation obligations. The FCC has also sought comment on whether access charges should apply to VoIP or other Internet protocol-based service providers. The FCC has not yet announced whether it will take any action with respect to these issues.

        The FCC has found that Internet-bound traffic is not subject to reciprocal compensation under Section 251(b)(5) of the Communications Act. Instead, the FCC established a federal rate cap for this traffic, which is and will remain $0.0007 per minute until the FCC decides otherwise.

  Federal Regulatory Classification of Broadband and Internet Services

        The FCC has been considering whether, and under what circumstances, services that employ Internet protocol are "telecommunications services" subject to regulations that apply to other telecommunications services, but it has not definitively ruled on the issue and instead has made a series of decisions addressing specific services and regulations. For example, some VoIP providers must comply with the federal wiretap law and with FCC requirements to provide enhanced 911 emergency calling capabilities, ensure disability access and provide local number portability. Certain VoIP providers are exempt from state telecommunications market entry regulation. As a result, our VoIP competitors may be less heavily regulated than we are.

        In September 2005, the FCC ruled that ILECs like ours may offer dedicated broadband Internet access service as an information service. As a result, we are no longer required to offer the underlying broadband transmission capacity used to provide our HSI service on a tariffed, common carrier basis to competing Internet Service Providers (ISPs). This decision gives us greater flexibility in how we offer and price such transmission capacity. It also puts us on more even footing with our cable competitors in the broadband market since the FCC had previously held that high-speed Internet access service delivered using cable television facilities constitutes an information service not subject to common carrier regulations, a determination that was upheld by the United States Supreme Court.

        In March 2006, a request of Verizon that sought forbearance from Title II regulation from certain specified advanced broadband special access services was deemed granted by operation of law. This forbearance grant was applicable to us since Hawaiian Telcom Communications, Inc. was part of Verizon when the original Verizon petition for forbearance was filed. This action permits us to deregulate covered advanced broadband special access services, giving us greater flexibility in our pricing and terms and conditions of offering.

        In February 2009, Congress enacted a law that required the FCC to establish a national broadband plan to promote broadband service availability to all Americans. This plan was released by the FCC in March 2010 and contained recommendations on how to promote the provision of broadband in unserved and underserved areas of the country, including an increase in the speed at which current customers can obtain broadband services. It also addressed how to increase the adoption of broadband services by those consumers who currently do not have access to those services. The FCC announced that there will be additional rulemakings to implement the recommendations of the plan. It is not known how this plan will impact our business operations given that the rules have not yet been adopted.

        In October 2009, the FCC adopted a Notice of Proposed Rulemaking seeking whether to establish "net neutrality" rules for Internet service providers and others. The proposal was to adopt existing guidelines applicable to Internet service providers, but also to add two additional principles, non-discrimination and transparency. The non-discrimination proposal would obligate Internet service providers not to discriminate among lawful content, applications or services accessed by their subscribers, including pricing and network management practices. The transparency proposal would require Internet service providers to disclose their network management policies to consumers by publishing them online. The FCC currently is seeking comments on these proposals. It is not known how such regulations may impact our business since the rules have not yet been adopted.

  Other Federal and State Regulatory Proceedings

        Currently pending before the HPUC is a proceeding, filed on October 6, 2006, concerning our service quality and performance levels and standards in relation to our wholesale and retail customers. The HPUC, as part of its approval of the 2005 Acquisition pursuant to which we acquired Verizon's Hawaii assets, had called for such service quality review to take place beginning six months after the systems cutover from Verizon, which occurred April 1, 2006. The Consumer Advocate of the State of Hawaii, the Department of Defense, tw telecom of hawaii l.p. (fka Time Warner Telecom of Hawaii LLP) and Pacific LightNet, Inc. are parties to the proceeding. In general, the HPUC is examining the effect that the 2005 Acquisition had on our wholesale and retail customers, including whether any audit or other remedy should be required to mitigate any negative effects. The HPUC also is addressing whether any of the current service quality standards with which we are required to comply should be modified or eliminated and whether any new standards should be enacted, including whether a procedure should be established to impose fines for any failure to meet the service standards. All formal filings provided for in the schedule established by the HPUC, as well as a hearing, have been completed. We continue to file periodic service quality reports as required by the HPUC. We cannot predict the outcome of this or other proceedings before the FCC, the HPUC or the courts.

  Environmental, Health and Safety Regulations

        We are subject to various environmental, health and safety laws and regulations that govern our operations and may adversely affect our costs. Some of our properties use, or may have used in the past, on-site facilities or underground storage tanks for the storage of hazardous materials that could create the potential for the release of hazardous substances or contamination of the environment. We cannot predict with any certainty our future capital expenditure requirements for environmental regulatory compliance, although we have not currently identified any of our facilities as requiring major expenditures for environmental remediation or to achieve compliance with environmental regulations.

L.  Business Transactions

  Transition to Becoming a Stand-alone Provider

        Verizon and its affiliates historically provided our predecessor with services that were critical to the operation of our businesses. Our transition from Verizon to being a stand-alone provider of telecommunications services began on May 2, 2005 and ended April 1, 2006 (the "Transition Period"). Upon the expiration of the Transition Period on April 1, 2006, we completed our transition from Verizon, which involved (a) terminating the services from Verizon and transitioning those services to us and (b) migrating the data used in Verizon's Hawaii Business from Verizon's systems to our systems. As a result, the services previously provided to us by Verizon and its affiliates are now being provided by our internal operations or third-party service providers.

        We engaged BearingPoint in 2004 to build a back-office and IT infrastructure to allow us to migrate off software systems that we used prior to the 2005 Acquisition and during the Transition

Period, thereby enabling us to operate as a stand-alone provider of telecommunication services. These "build services" generally consisted of integration and installation of software, databases, hardware, operating systems and internal network systems; providing the services of the primary and back-up data centers; providing certain training; and business process definition. The new back-office and IT infrastructure was integrated with certain core operations support systems purchased from Verizon as part of the 2005 Acquisition and provides network operations support functions and operates our billing systems, customer relationship management systems, corporate finance systems, human resource and payroll systems.

        BearingPoint had committed to complete the "build services" by the end of the Transition Period expiring April 1, 2006. On the April 1, 2006 cutover date, while the major network operational systems were built and functioned without significant problems, critical systems related to back-office functions, such as customer care, order management, billing, supply chain and other systems interfacing with our financial systems, lacked significant functionality. This led to deficiencies in billings and collections, revenue assurance and order entry flow-through. Despite BearingPoint's efforts to improve the functionality of the related systems, we continued to experience many of these same issues, requiring us to incur significant incremental expenses in 2006 to retain third-party service providers to provide call center and manual processing services in order to operate our business. To help remediate deficiencies, we also engaged the services of Accenture, which has expertise in telecommunications back-office software systems and processes. In addition to the third-party costs, we incurred additional internal labor costs in the form of overtime pay. As a result, we engaged in discussions with BearingPoint seeking reimbursement of the aforementioned costs and compensation for damages arising from failures to deliver promised services in a timely manner.

        In February 2007, we reached a mutual agreement with BearingPoint that was memorialized in a Settlement Agreement and a Transition Agreement. Under the Settlement Agreement, BearingPoint paid to us $52.0 million and agreed to discharge previously-submitted invoices of approximately $29.6 million as well as other amounts otherwise payable to BearingPoint. The Transition Agreement provided for, among other things, the transition of certain of the remaining "build services" and application management and support services to a successor provider and contemplated a transition period that ended in May 2007, during which BearingPoint provided transition services at no cost to us.

        Contemporaneously with the Settlement Agreement and the Transition Agreement, we entered into an Application Services Agreement with Accenture, effective as of February 2007, pursuant to which Accenture agreed to perform certain of the application development and management services previously provided by BearingPoint and assumed responsibility for the completion and ongoing development of applications from BearingPoint. The transition from BearingPoint to Accenture was accomplished without any material issues. We subsequently executed an Amended and Restated Master Application Services Agreement with Accenture effective as of March 2009 to provide long-term information technology support services.

        Through the maintenance and remediation efforts beginning in 2006 and continuing into 2010, we have seen continued improvements in system stability and a reduction in system defect rates. Implementation of order-to-cash flow through upgrades continues to improve overall performance and accuracy of orders and bills and reduce third-party support costs. These improvements in stability and accuracy have allowed the implementation and support of new products and services to our customers, such as new product bundles and HSI products, and provided us with improved capability to offer targeted and timed promotions.

  Intellectual Property Agreements

        Although the merger agreement for the 2005 Acquisition contains several provisions relating to the disposition of intellectual property assets related to our business, such as an obligation of GTE to use commercially reasonable efforts from signing of the merger agreement through May 2, 2006 to obtain for us the right to use all third-party network element software that is installed on our network elements in Hawaii, our ownership, rights and licenses of intellectual property are generally established under an Intellectual Property Agreement and Verizon Proprietary Software License Agreement entered into with GTE on May 2, 2005.

        Pursuant to the Intellectual Property Agreement, we acquired certain trademarks and trade names that relate to our business, although the majority of the marks and names that were used in the business before the 2005 Acquisition were retained by Verizon and GTE, which required us to undertake a re-branding process. We also acquired (a) the copyrights to 41 specified phone books and compilation copyrights to all of the white page, yellow page and other telephone print directory products published by Verizon's Hawaii Business for use by its customers (subject to a license back to GTE in such copyrights), (b) all customer proprietary network information (other than subscriber list information) that relates solely to customers of Verizon's Hawaii Business and (c) a joint ownership interest (with GTE) in the other non-technical proprietary business information relating to Verizon's Hawaii Business. In addition, under the Intellectual Property Agreement we are licensing from GTE all other intellectual property used in the business (other than trademarks, third-party intellectual property and Verizon proprietary software).

        Pursuant to the Verizon Proprietary Software License Agreement with GTE, we have nonexclusive, perpetual, internal-use only licenses to use certain Verizon proprietary software (including object and source code) that was used by Verizon in connection with Verizon's Hawaii Business. The software licensed to us consists of numerous back-office systems that were used in various operations of Verizon's Hawaii Business. The software includes, among other things, the assignment, activation and inventory system (AAIS); an automated workforce administration system (AWAS); an FTTP and HSI loop qualification system (LQP); and data exchange utility and connection engine systems (DEU/DEUCE). In addition, Verizon's AIN Service Logic programs are licensed to us perpetually pursuant to the Verizon Proprietary AIN Software License Agreement, entered into in May 2005.

  Agreements Relating to Directories Publishing

        In November 2007, we completed the sale of our directories publishing business to HYP Media Holdings LLC ("HYP Holdings"), a wholly-owned subsidiary of CBD Investor, Inc. ("CBD"). The sale was made pursuant to the Purchase Agreement dated as of April 29, 2007 among Hawaiian Telcom Communications, Inc., Hawaiian Telcom Services Company, Inc. and HYP Holdings as assignee of CBD, for a cash purchase price of $435.0 million plus certain adjustments related to working capital. In connection with the sale, we transferred the copyrights to our phone books (including those acquired from GTE) to HYP Media LLC, a wholly-owned subsidiary of HYP Holdings, and licensed to HYP Media LLC the right to use several of our trademarks in connection with certain of its directory products. We also entered into continuing commercial arrangements with HYP Media LLC relating to the directory publishing business, including but not limited to a 50-year publishing agreement pursuant to which HYP Media LLC will serve as the exclusive official publisher of telephone directories on behalf of Hawaiian Telcom, Inc. Under this agreement, HYP Media LLC will publish both white and yellow pages print directories under the Hawaiian Telcom® brand. Also as part of this transaction, HYP Media LLC assumed our rights and obligations under our directory services agreement with L.M. Berry and Company, a subsidiary of AT&T. In April 2008, The Berry Company LLC, an affiliate of HYP Media LLC, acquired substantially all the assets of L.M. Berry and Company's Independent Line of Business, including the directory services agreement. In July 2008, HYP Media LLC assigned all its rights under the directory services agreement to HYP Media Finance LLC, an indirect, wholly owned subsidiary of HYP Media LLC. Under the directory services agreement, The Berry Company LLC (as assignee of L.M. Berry and Company), on behalf of HYP Media Finance LLC, is responsible for selling advertising in the Hawaiian Telcom, Inc. print directories as well as for the publication, printing and distribution of the print directories.

  Agreement Relating to Procurement and Logistics

        We entered into a Supply Chain Services Agreement with KGP Logistics, Inc. ("KGP") dated December 7, 2009, pursuant to which KGP provides us with a variety of telecommunications products and handles the logistics with respect to such products, including procurement, shipping, warranty returns and related services such as testing.

        We have the ability to purchase a significant portion of our telecommunications equipment from KGP under the agreement. The agreement is non-exclusive and has no minimum purchase requirements. The agreement also contains benchmarking and most-favored-customer provisions that enable us to receive pricing that is roughly equivalent to prices generally available to similarly situated customers in the telecommunications industry. The term of the agreement is two years from December 7, 2009 with the option to extend the agreement for up to three renewal terms of one year each. We may terminate the agreement for convenience at any time upon 180 days notice to KGP.

  Agreements Relating to our Wireless Business

  Sprint Wireless Agreement

        We entered into a Private Label PCS Services Agreement with Sprint, dated as of May 8, 2009, by which we purchase wireless telephone and data services from Sprint and resell those services to our own end users under the Hawaiian Telcom® brand name. This agreement allows us to buy airtime from Sprint at wholesale rates that decline with volume. The agreement has a term of three years and is renewable for up to three additional one-year terms after the initial period.

  Other Agreements

        We have contracts with other parties that provide the equipment and other services that are necessary to our wireless business. In August 2007, we entered into a Non-Exclusive License and Servicing Agreement with Qualution Systems Inc. to utilize its Catalyst customer relations management software application suite, for which we pay a flat monthly fee. The agreement, which has a term of two years and is renewable for additional one-year terms, replaced our mobile virtual network enabler agreement with Mobile Technology Services, pursuant to which we previously obtained various back-office services for our wireless business. We purchase our wireless handsets and related equipment through an agreement with Brightpoint, Inc. and Aerovoice that has no specific term or minimum purchase requirement.

Item 1A.    Risk Factors

        You should carefully consider the risks described below as well as the other information contained in this Registration Statement. The risks described below are not the only risks facing us. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

Risks Related To Our Emergence From Bankruptcy

         Our actual financial results may vary significantly from the projections filed with the Bankruptcy Court.

        In connection with the chapter 11 reorganization, the Debtors were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan of Reorganization and the ability of the Debtors to continue operations upon emergence from bankruptcy.

The projections reflected numerous assumptions concerning anticipated future performance and prevailing and anticipated market and economic conditions that were and continue to be beyond our and the other Debtors' control and that may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Our actual results may vary from those contemplated by the projections and the variations may be material. Neither these projections nor any form of the disclosure statement should be considered or relied upon in connection with the purchase of our securities.

         Because our consolidated financial statements are required to reflect fresh-start reporting adjustments to be made upon emergence from bankruptcy, the financial information in our financial statements prepared after the fresh-start date will not be comparable to our financial information from prior periods.

        All conditions required for the adoption of fresh-start reporting were met upon emergence from chapter 11 on October 28, 2010. Fresh-start reporting requires that the reorganization or enterprise value, which is intended to reflect the fair value of the entity and approximates the amount a willing buyer would pay for the assets of the entity immediately after the reorganization, be allocated in conformity using the purchase method of accounting for business combinations. As required by purchase accounting, our assets and liabilities will be adjusted to fair value. In addition, under fresh-start reporting the accumulated deficit will be eliminated. Thus, our future consolidated balance sheets and consolidated statement of operations will not be comparable in many respects to these statements for periods prior to the adoption of fresh-start reporting. The lack of comparable historical information may discourage investors from purchasing our securities. Additionally, the financial information included in this Registration Statement may not be indicative of future financial information.

         There is uncertainty regarding our ability to implement our strategic plan.

        We have incurred significant losses from continuing operations for each fiscal year since inception. In addition, as of September 30, 2010, we had a deficit in equity of $248.9 million. Our ability to continue as a going concern is dependent upon, among other things: (i) our ability to successfully achieve improved operating performance; (ii) our ability to maintain adequate cash on hand; (iii) our ability to generate cash from operations; and (iv) our ability to establish and maintain profitability.

        As discussed under "Operational Matters," we are in the process of implementing our revised strategic plan. The strategic plan served as a basis for our Plan of Reorganization. It is possible that the actual outcome of one or more of management's plans could be materially different or that one or more of management's significant judgments or estimates about the potential effects of the risks and uncertainties could prove to be materially incorrect. If one or more of these possible outcomes is realized, we may not be able to continue as a going concern and you could lose some or all of your investment.

         If we experience an ownership change, it could have adverse tax consequences.

        Pursuant to the Plan of Reorganization, we amended the certificate of incorporation of Hawaiian Telcom Holdco, Inc. to add certain restrictions on the acquisition of its stock to reduce the likelihood of an "ownership change" that could have adverse U.S. federal income tax consequences. Despite these restrictions, an ownership change with adverse tax consequences is still possible. Although we will monitor transfers of our stock in order to take additional action, if feasible, to avoid an ownership change, there can be no assurance that we will not suffer an ownership change with substantial adverse tax consequences.

Risks Relating to our Business

        Our business faces a variety of financial, operating and market risks, including the following:

         Deficiencies in our critical back-office systems and IT infrastructure have negatively impacted our ability to operate as a stand-alone provider of telecommunication services, which has had an adverse effect on our business and results of operations.

        To facilitate our transition to a stand-alone telecommunications provider following the 2005 Acquisition, we engaged BearingPoint to build and operate a back-office and IT infrastructure, including critical business processes, software applications (such as billing systems, corporate finance systems, human resources and payroll systems and customer relationship management systems), and hardware. This back-office and IT infrastructure was necessary to enable us to migrate off software systems provided by Verizon. On April 1, 2006, we ceased receiving services from Verizon. While the major network operational systems were built and functioned without significant problems at and after the April 1, 2006 cutover date, critical systems related to back-office functions such as customer care, order management, billing and financial reporting systems lacked significant functionality. In particular, lack of systems functionality led to customer care, order management and billing systems issues, which substantially impacted both customer satisfaction and collection efforts. In 2007, we entered into an Application Services Agreement with Accenture pursuant to which Accenture agreed to perform certain of the application development and management services previously performed by BearingPoint. We subsequently entered into an Amended and Restated Master Application Services Agreement with Accenture executed effective as of March 13, 2009 to provide long-term information technology support services.

        It also has been necessary for us to incur significant incremental expenses to retain third-party service providers to provide manual processing services in order to operate our business. In addition to the costs of third-party service providers, we also incurred additional internal labor costs, in the form of diversion from other efforts. We expect to continue to incur incremental costs in the future, although the amounts of such costs should decline over time as our systems functionality improves.

        In addition to the significant expenses we have incurred, our lack of fully functional back-office and IT systems has adversely impacted our ability to fully implement our business strategy and effectively compete in the marketplace, which has had a negative effect on our business and results of operations. While we are continuing to work to improve the functionality of our systems and we have achieved significant improvement, there is no certainty that these activities will be entirely successful or when we will achieve the desired level of functionality. Until we are able to achieve this level of functionality, the deficiencies in our back-office and IT infrastructure may continue to negatively impact our ability to effectively compete in the marketplace and may continue to have an adverse effect on our business and operations.

         We have limited experience operating as a stand-alone provider of telecommunications services.

        We have limited experience operating as a stand-alone provider of telecommunications services. The increased costs and lack of flexibility associated with operating as a stand-alone provider of telecommunication services could negatively impact our financial results and ability to maintain compliance with the covenant requirements of the new credit facilities that we entered into in connection with our emergence from chapter 11 on October 28, 2010.

         We have made and expect to continue to make a significant amount of capital expenditures and to incur significant transition related expenses in connection with our transition to a fully functional stand-alone provider of telecommunications services.

        In connection with our transition to a stand-alone telecommunications provider, we have made and expect to continue to make a significant amount of capital expenditures to, among other things, enhance the capabilities of our network and build new IT systems to enhance the functionality of our existing systems and support the deployment of new products and services. We intend to fund these capital expenditures and expenses with operating cash flows and funds available to us under the new credit facilities that we entered into in connection with our emergence from chapter 11 on October 28, 2010. If the amount of capital expenditures and expenses required to be a fully functional stand-alone provider of telecommunications services exceeds those that are contemplated by our current business plan, our cash flows and available financing may be insufficient to fund such capital expenditures and expenses and to provide us with the liquidity that we otherwise would require.

         We rely on several material agreements to operate our business. The loss of certain of these agreements, or the failure of any third party to perform under certain of these agreements, could have a material adverse effect on our business.

        Since May 2005, several critical services historically provided by Verizon and its affiliates are provided by third-party service providers. For example, we have entered into agreements with Accenture and other third parties for the provision of, among other things, critical printing, billing, and IT services.

        The expiration or termination of certain of our material agreements by third-party service providers could have a material adverse effect on our business. Upon expiration or termination of these agreements, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, favorable to us. The failure of these third-party service providers to satisfy their obligations under their agreements with us could have a material adverse effect on our business. Additionally, if these third-party service providers were to seek U.S. bankruptcy law protection, our agreements with such service providers, and such service providers' ability to provide the services under those agreements, could be adversely impacted, and although we may have a claim for damages against the bankruptcy estate, the claim may or may not be paid in the bankruptcy proceeding.

         Our business is subject to extensive governmental regulation. Applicable legislation and regulations and changes to them could adversely affect our business.

        We operate in a heavily regulated industry, and most of our revenues come from the provision of services regulated by the FCC and the HPUC. Laws and regulations applicable to us and our competitors may be, and have been, challenged in the courts and could be changed by federal or state legislative initiative, judicial review or regulatory agencies at any time. We cannot predict the impact of future developments or changes to the regulatory environment or the impact such developments or changes would have on us.

        There are a number of FCC policies under review that could have a significant impact on us. Changes to inter-carrier compensation that could impact our access revenues are possible. Changes to the universal service contribution methodology also have been proposed. Changes in FCC policies may increase our obligations and/or reduce our revenue. Further, the FCC's decisions are subject to judicial review. The uncertainty created by these pending FCC proceedings and related litigation make it difficult to predict their impact on us.

        In addition, state government regulation also is a source of business uncertainty. The outcome of the service quality proceeding, a requirement from the 2005 Acquisition, is not certain. In response to competitors' requests, the HPUC may initiate a proceeding to re-evaluate performance measures and to evaluate whether performance incentives applicable to our provision of services to competitors should be adopted. The HPUC also has deferred several matters from earlier telecommunications proceedings, which could be initiated in the future. We cannot predict whether state proceedings will be initiated or the possible outcome of such proceedings at this time.

         A reduction by the HPUC or the FCC of the rates we charge our customers would reduce our revenues and could reduce our earnings.

        The rates we charge our local telephone customers are based, in part, on a rate-of-return authorized by the HPUC on capital invested in our network. These authorized rates, as well as allowable investment and expenses, are subject to review and change by the HPUC at any time. If the HPUC orders us to reduce our rates, our revenues would be reduced and our earnings also could be reduced absent corresponding reductions in costs or growth in services.

        We cannot assure you that our rates will remain at their current levels. In connection with the HPUC proceeding involving the 2005 Acquisition, we agreed with the Division of Consumer Advocacy that we would not initiate a rate case with a test year earlier than 2009, unless the HPUC found a compelling financial need to justify an earlier filing. If we seek a rate case with a test year earlier than 2009, we would be subject to certain additional conditions including an obligation to make an additional capital investment in Hawaiian Telcom Communications, Inc. In addition, the HPUC order received in connection with the 2007 sale of our directories publishing business imposed a condition requiring the imputation of revenues. Specifically, a directory publishing revenue credit in the annual amount of $42.6 million per year must be added as regulated revenues into the calculation of Hawaiian Telcom, Inc.'s earnings from 2008 to 2022 in all future rate cases, alternative form of regulation proceedings, or other proceedings before the HPUC investigating Hawaiian Telcom, Inc.'s earnings or financial performance. Such conditions may adversely affect our ability to obtain rate increases in the future.

        Also, our local exchange service competitors may gain a competitive advantage based on rules which favor competitors. For example, competitors have the ability to resell our services at rates set by the HPUC and are not subject to the level of regulatory scrutiny generally faced by us. Additionally, as a result of the state regulators permitting our competitors to intervene in rate-setting proceedings, there is a potential that such competitors could obtain business sensitive information about us during such proceedings.

        The FCC approves tariffs for interstate access and subscriber line charges, both of which are components of our network access revenue. The FCC currently is considering whether to restrain special access pricing by carriers like us subject to price caps on interstate rates. The FCC also is considering proposals to reduce switched interstate access charges for carriers like us and may require us to recover the foregone revenue from our end users. If the FCC lowers interstate switched or special access charges, we may be required to recover more revenue through subscriber line charges or forego this revenue altogether. This could reduce our revenue or impair our competitive position.

         The telecommunications industry is increasingly competitive, and we may have difficulty competing effectively.

        All sectors of the telecommunications industry are competitive. Competition in the markets in which we operate could:

  •
  reduce our customer base;

  •
  require us to lower rates and other prices in order to compete; or

  •
  require us to increase marketing expenditures and the use of discounting and promotional campaigns.

        Any of these factors could adversely affect our business.

        Wireline Services.    As the ILEC, we face competition from resellers, local providers who lease UNEs from us and, to a lesser degree, from facilities-based providers of local telephone services.

        We have historically faced access line losses as a result of competition and substitution of traditional wireline services with wireless services. Access line losses have been faced by the industry as a whole, and we cannot assure you that access line losses will not continue in the future. In particular, the increasing penetration of high-speed internet and VoIP could lead to further primary and second access line losses.

        Interconnection duties are governed, in part, by telecommunications rules and regulations related to the UNEs that must be provided. These rules and regulations remain subject to ongoing modifications. Our business is subject to extensive governmental regulation, and applicable legislation and regulations and changes to them could adversely affect our business. However, we received some regulatory relief in 2009 when the Hawaii State Legislature passed Act 180, which classified retail local exchange intrastate services as fully competitive. While HPUC approval and cost support filings are no longer required to establish or modify rates or to bundle service offerings, HPUC approval is required to raise the rate that existed for the retail service in the tariff at the time of implementation of Act 180. In addition, while cellular wireless services have historically complemented traditional local exchange and long distance services, existing and emerging wireless and IP technologies are increasingly competitive with local exchange and, particularly, long distance services in some or all of our service areas.

        Internet Services.    We expect that the Internet access services business will continue to be highly competitive due to the absence of significant barriers to entry. We currently compete with a number of established online services companies, inter-exchange carriers and cable companies. Competition is particularly intense for broadband services.

        Advanced Communication and Network Services.    The advanced communication and network services business is highly competitive. Many non-traditional players have emerged in the business communications market, attracted by the absence of significant barriers to entry. Many of these non-traditional players are capable of focusing on highly specialized areas of the market.

        Next Generation Television Service.    The market for video services in Hawaii is dominated by Oceanic. On the island of Oahu, in particular, 94% of households on Oahu already are customers of Oceanic's cable service. Through Hawaiian Telcom Services Company, Inc., we filed an application for a video franchise for the island of Oahu with the State of Hawaii Department of Commerce and Consumer Affairs (DCCA). There is no assurance the DCCA will grant the franchise, or that the franchise will be granted on a timely basis or on terms that are not unfavorable. Any such franchise may impose fees, burdens and conditions that do not take into account Oceanic's dominant position and consequently impose a relatively greater regulatory and financial burden on us or otherwise make it not feasible for us to compete with Oceanic or place us at a competitive disadvantage.

        Wireless Services.    We provide wireless telecommunications services by use of a MVNO model in which we resell another carrier's facilities-based wireless services under the Hawaiian Telcom® brand name. The market in Hawaii for wireless telecommunications services is subject to intense competition. In addition, our wireless business may be less profitable than the wireless businesses of other telecommunications companies due to our use of a MVNO model.

         If we do not adapt to technological changes in the telecommunications industry, we could lose customers or market share.

        The telecommunications industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. We cannot predict the effect of these changes on our competitive position, profitability or industry. Technological developments may reduce the competitiveness of our network and require unbudgeted upgrades or the procurement of additional products that could be expensive and time consuming to implement. In addition, new products and services arising out of technological developments may reduce the attractiveness of our services. If we fail to adapt successfully to technological changes or fail to obtain access to important new technologies, we could lose customers and be limited in our ability to attract new customers and sell new services to our existing customers. An element of our business strategy is to deliver enhanced and ancillary services to customers. The successful delivery of new services is uncertain and dependent on many factors, and we may not generate anticipated revenues from such services.

         The successful operation and growth of our businesses are dependent on economic conditions in Hawaii.

        Substantially all of our customers and operations are located in Hawaii. Because of our geographical position, the successful operation and growth of our businesses is dependent on economic conditions in Hawaii. The Hawaii economy, in turn, is dependent upon many factors, including:

  •
  the level of government and military spending;

  •
  the development of the local financial services industry;

  •
  the strength of the Hawaii tourism industry;

  •
  the continued growth in services industries; and

  •
  the absence of hurricanes or other natural disasters and terrorism incidents.

        The customer base for telecommunications services in Hawaii is small and geographically concentrated. The population of Hawaii is approximately 1.29 million, approximately 70% of whom live on the island of Oahu. Any adverse development affecting Oahu, or Hawaii generally, could substantially impact our ability to do business there.

        Labor shortages or increased labor costs in Hawaii could have a material adverse effect on our operations. We cannot assure you that we will be able to continue to hire and retain a sufficient labor force of qualified persons. Our business could suffer if we are unsuccessful in negotiating a new collective bargaining agreement. As of September 30, 2010, 58% of our workforce was represented by IBEW Local 1357. Our current collective bargaining agreement will expire on September 12, 2011. Although we believe that our relations with our employees are good, we cannot assure you that future collective bargaining agreement negotiations will not result in significant increases in the cost of labor, or that a breakdown in such negotiations or relations will not result in the disruption of our operations.

         We depend on key members of our executive management team.

        Our future success as a stand-alone telecommunications provider is highly dependent upon members of our executive management team. Although certain of these members are subject to employment agreements and participate in the various incentive plans, such employment agreements may be terminated and the loss of the services of any such individuals or other key personnel could have a material adverse effect upon our future success as a stand-alone telecommunications provider. We do not maintain any "key person" insurance on any of our personnel. In 2008, we hired a new senior management team, including hiring Eric K. Yeaman as President and Chief Executive Officer, in an effort to explore strategic opportunities and improve operating results. Our future success will be dependent in part upon the abilities of the new senior management team to leverage their extensive management and operating experience to improve our financial performance and business operations.

         Our indebtedness could adversely affect our financial condition.

        Following our emergence from chapter 11, we still have a significant amount of indebtedness in relation to our equity. Under the Plan of Reorganization, upon our emergence on October 28, 2010, our obligations under our former senior credit facilities and the indentures governing our former notes were cancelled, and we entered into the New Term Loan in the amount of $300 million and the Revolving Credit Facility in the amount of $30 million, each with a first priority lien on all assets of the Debtors.

        Even with the reduction in debt, the debt service requirements of our indebtedness could:

  •
  make it more difficult for us to satisfy the service requirements of our other obligations, including pension funding obligations, investments required to maintain and upgrade our network and service fleet, investments required to introduce and deploy new products and services, as well as the operating costs of our businesses;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a large portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  make it difficult to secure credit terms with our vendors;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability to borrow additional funds.

        In addition, the terms of the New Term Loan and the Revolving Credit Facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

        The New Term Loan has a maturity date in 2015 and the Revolving Credit Facility has a maturity date in 2011. We generally do not expect to generate the necessary cash flow to repay the New Term Loan in its entirety by the maturity date and such repayment in full is dependent upon the ability to refinance the New Term Loan on reasonable terms. The ability to refinance the indebtedness on reasonable terms before the maturity date cannot be assured.

         To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our new indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

         Restrictive covenants in the agreements governing the new indebtedness entered into upon emergence from chapter 11 on October 28, 2010 restrict our ability to pursue our business strategies, and a breach of such covenants may result in the acceleration of our long-term debt maturities.

        The restrictive covenants in the New Term Loan and Revolving Credit Facility limit our ability, among other things, to:

  •
  incur additional indebtedness;

  •
  pay dividends or make distributions in respect of our capital stock or to make certain other restricted payments or investments;

  •
  sell assets, including capital stock of subsidiaries;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into transactions with our affiliates;

  •
  invest in new products and services or make capital expenditures; and

  •
  incur liens.

        In addition, the restrictive covenants may prohibit us from prepaying our other indebtedness and require us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

Item 2.    Financial Information

        The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this registration statement.

Selected Financial Data (dollars in thousands)

	Predecessor(1)	Company(1)
							Nine Months Ended September 30,
		Year Ended December 31,
	Period from January 1 to May 1, 2005
		2005	2006	2007(7)	2008(7)	2009(7)	2009(8)	2010
Statement of operations data:
Operating revenues	$178,700	$326,311	$503,135	$483,676	$447,755	$408,595	$308,524	$301,329
Depreciation and amortization	39,500	101,402	163,967	159,872	160,278	164,376	122,180	126,275
Operating income (loss)	21,900	(90,352)	(55,047)	(85,719)	(51,422)	(56,794)	(38,222)	(41,159)
Interest expense	11,700	55,611	80,256	85,945	89,467	30,089	22,503	21,047
Provision (benefit) for income tax	3,100	1,700	2,482	(73,600)	(956)	(2,985)	(756)	(346)
Income (loss) from continuing operations	7,700	(146,788)	(137,358)	(105,605)	(158,647)	(130,734)	(83,778)	(69,102)
Income (loss) from discontinued operations(2)	8,400	(28,917)	(7,279)	156,631	—	—	—	—
Net income (loss)(3)	16,100	(175,705)	(144,637)	51,026	(158,647)	(130,734)	(83,778)	(69,102)
Earnings (loss) per common share—basic and fully diluted:
Continuing operations	NA	$(410.53)	$(337.94)	$(246.74)	$(370.67)	$(305.45)	$(195.74)	$(161.45)
Discontinued operations	NA	—	—	365.96	—	—	—	—

Net income (loss)	NA	$(410.53)	$(337.94)	$119.22	$(370.67)	$(305.45)	$(195.74)	$(161.45)

Statement of cash flow data—net cash provided by (used in):
Operating activities	$36,200	$(5,381)	$38,299	$101,508	$61,664	$95,112	$75,978	$51,602
Investing activities(4)	(11,700)	(1,421,035)	(104,368)	63,160	199,414	(87,537)	(54,198)	(50,611)
Financing activities(4)	(24,000)	1,436,737	60,500	(160,648)	(180,875)	—	—	—
Balance Sheet data (as of end of period):
Cash and cash equivalents(5)	$1,700	$10,321	$4,752	$8,772	$88,975	$96,550	$110,755	$97,541
Property, plant and equipment, net	717,800	817,333	818,172	794,051	744,277	711,265	710,996	669,850
Total assets	1,459,800	1,756,554	1,712,164	1,571,540	1,273,078	1,183,677	1,223,471	1,117,562
Long-term debt(6)	151,300	1,343,500	1,380,500	989,700	1,074,500	1,085,797	1,082,343	1,096,270
Stockholders' equity (deficiency) and parent funding	685,800	246,197	102,039	135,180	(72,516)	(180,264)	(151,366)	(248,875)

(1)
The consolidated financial information for the Company includes the results of Verizon's Hawaii Business from the May 2, 2005 acquisition date. Predecessor information is for Verizon's Hawaii Business which was acquired on May 2, 2005.

(2)
In 2007, the Company sold its directories publishing segment to an unrelated entity which resulted in a gain on sale of $231.8 million.

(3)
The net loss for the years ended December 31, 2008 and 2009 and nine months ended September 30, 2009 and 2010 includes charges for reorganization items amounting to $7.9 million, $43.0 million, $20.0 million and $7.3 million, respectively. Net income for the year ended December 31, 2007 includes a $42.2 million gain on settlement of a legal dispute.

(4)
The Company's investing and financing activities during the year ended December 31, 2005 include the acquisition of Verizon's Hawaii Business, and during the year ended December 31, 2007 include the sale of the directories publishing segment.

(5)
Cash and cash equivalents at December 31, 2007 excludes segregated cash of $271.5 million in a short-term Treasury money market account. Proceeds from the sale of the directories publishing segment had been temporarily invested in this account.

(6)
Long-term debt includes debt classified as liabilities subject to compromise.

(7)
Includes the effects of the restatement discussed in Item 15, Note 23—Restatement, to the consolidated financial statements.

(8)
Includes the effects of restatement discussed in Item 15, Note 18—Restatement, to the interim condensed consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion reflects the effects of the restatement discussed in Item 15, Note 23—Restatement, to the consolidated financial statements.

Background

        In the following discussion and analysis of financial condition and results of operations, unless the context otherwise requires, "we," "us" or the "Company" refers, collectively, to Hawaiian Telcom Holdco, Inc. and its subsidiaries.

        We have provided a discussion and analysis of a comparison of the Company's results for the years ended December 31, 2009, 2008 and 2007, and for the nine months ended September 30, 2010 and 2009. The statements in the discussion and analysis regarding industry outlook, our expectations regarding the future performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Item 1A, "Risk Factors." Our actual results may differ materially from those contained in any forward-looking statements. You should read the following discussion together with "Selected Financial Data" and our audited financial statements and related notes thereto included elsewhere in this report.

Chapter 11 Reorganization

        On December 1, 2008, we and certain of our subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code and on October 28, 2010, the Company emerged from Chapter 11. For further information regarding these petitions, see Note 2 to the consolidated financial statements.

Operational Matters

        We have operated as a stand-alone service provider since the acquisition of the Company from Verizon Communications, Inc. on May 2, 2005. Our transition to becoming a stand-alone service provider included the requirement to build back-office and IT infrastructure to allow us to migrate off software systems that the Company used prior to the 2005 acquisition. This build requirement generally consisted of integration and installation of software, databases, hardware, operating systems, and internal network systems. On April 1, 2006, we cutover from the legacy Verizon systems to our new back-office and IT infrastructure. While the major network operational systems functioned without significant problems, critical systems related to back-office functions, such as customer care, order management, billing, supply chain, and other systems interfacing with our financial systems, lacked significant functionality. This led to deficiencies in order accuracy, service provisioning, billing and collections, revenue assurance and overall customer service. We responded by undertaking substantial efforts to address the deficiencies and succeeded in achieving significant improvements since 2006 in the functionality of the related systems. Among other things, we reduced our service order backlog by 84% from 2008, reduced critical application defects (systems interruptions that impact our ability to manage service to our customers) by 83% from the fourth quarter of 2007 to the second quarter of 2010, and reduced the billing fallout rate from approximately 18% in 2007 to 3% as of September 2010.

        Although our systems are now more stable and more reliable, we continue to experience certain systems functionality issues which continue to adversely affect our overall customer experience and require us to continue to incur incremental expenses to retain third-party service providers to provide call center and manual processing services. As a result, we continue to focus on improvement of our IT systems and automation of business processes. This includes investment in our systems to provide for automation of new products and services as well as additional automation for existing products and services. These improvements are expected to reduce manual efforts and improve automated flow-through, resulting in more accurate provisioning and billing of services to our customers.

        Our original strategic plan was designed to focus on opportunities to leverage our incumbent market position, enhance the penetration of certain underperforming products, introduce new products, services and bundles tailored to the specific needs of the local market, and reposition the Company as a locally branded, managed and operated full service telecommunications provider. We believe this was necessary to offset the reducing demand for certain legacy products and to effectively match product offerings in an increasingly competitive marketplace.

        Our ability to execute the initiatives contemplated in our original strategic plan were hindered by the functionality deficiencies experienced after the 2006 cutover to the new operating, financial and administrative information technology systems. Management was required to commit substantial resources to respond to the lack of functionality in the Company's critical back-office systems. As a result, our ability to invest in new technologies, introduce new products and enhance our customer service experience has been delayed and has negatively impacted our financial performance and financial condition.

        We are in the process of implementing our revised strategic plan which focuses on the introduction of new products, growing our broadband market share, simplifying our existing product offerings, improving our customer service experience, transforming our network to enable next-generation technologies, improving processes and systems and rebuilding the brand and image of the Company. In order to execute our plan we intend to initiate a variety of programs across our business operations to advance our core strategies which we believe will improve our operating results and ultimately enhance our cash flow and liquidity.

        We are still evaluating the feasibility of various new product offerings and the impact of introducing and maintaining such new products on our liquidity. There can be no assurance that any new product offerings will be successful or even if successful whether the Company will have the resources to fund such product offerings, or that investments in new products and services will be recovered. We may also pursue other product development opportunities, cost reduction initiatives, asset rationalization and debt reduction options in our revised strategic plan to improve cash flow and liquidity.

Segments and Sources of Revenue

        We operate in two reportable segments (Wireline Services and Other) based on how resources are allocated and performance is assessed by our chief operating decision maker. Our chief operating decision maker is our Chief Executive Officer.

Overview

        We operate the incumbent local telecommunications company that serves business and residential customers in the State of Hawaii. We offer our customers a variety of telecommunication services including local telephone, network access, long distance, High-Speed Internet (HSI) and other Internet, other telecommunication services and sales, and wireless services.

Wireline Services

        The Wireline Services segment derives revenue from the following sources:

        Local Telephone Services—We receive revenue from providing local exchange telephone services. These revenues include monthly charges for basic service, local private line services and enhanced calling features such as voice mail, caller ID and 3-way calling.

        Network Access Services—We receive revenue from charges established to compensate us for origination, transport and termination of calls for long distance and other interexchange carriers. These include subscriber line charges imposed on end users, and switched and special access (data line) charges paid by carriers and others.

        Long Distance Services—We receive revenue from providing toll, or long distance, services to our customers.

        Internet Services—We provide HSI and dial-up Internet to our residential and business customers.

        Other Telecommunication Services and Sales—Other services and sales include managed services, inside wire maintenance, and installation and maintenance of customer premise equipment. We are also incurring certain costs related to the development of a video services offering.

Other

        We receive revenue from wireless services, including the sale of wireless handsets and other wireless accessories.

Health Care Legislation

        In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Act of 2010 (the "Acts") became law. Based on our preliminary review, the Acts do not create any substantial, immediate costs for us. Because we do not receive retiree drug subsidies under Medicare Part D, the elimination of the tax deduction related to the Medicare Part D subsidy in the Patient Protection and Affordable Care Act will not impact our consolidated financial statements. We are continuing to evaluate the impact, if any, of the Acts on our financial position and results of operations. Given the scope and complexity of the legislation and the fact that extensive implementing regulations remain to be finalized, it is difficult to predict future impacts of this legislation.

Results of Operations for the Nine Months Ended September 30, 2010 and 2009

        We reported a net loss of $69.1 million and $83.8 million for the nine months ended September 30, 2010 and 2009, respectively.

Operating Revenues

        The following tables summarize our volume information as of September 30, 2010 and 2009 and our operating revenues for the nine months ended September 30, 2010 and 2009. For comparability, we also present customer activity as of September 30, 2010 compared to June 30, 2010.

Volume Information

September 2010 compared to September 2009

			Change
	September 30, 2010	September 30, 2009
			Number	Percentage
Switched access lines
Residential	245,102	268,098	(22,996)	(8.6)%
Business	196,710	204,849	(8,139)	(4.0)%
Public	4,795	5,116	(321)	(6.3)%

	446,607	478,063	(31,456)	(6.6)%

High-Speed Internet lines
Residential	79,993	78,172	1,821	2.3%
Business	16,624	15,518	1,106	7.1%
Wholesale	1,227	1,257	(30)	(2.4)%

	97,844	94,947	2,897	3.1%

Long distance lines
Residential	150,018	159,554	(9,536)	(6.0)%
Business	79,499	82,462	(2,963)	(3.6)%

	229,517	242,016	(12,499)	(5.2)%

September 2010 compared to June 2010

			Change
	September 30, 2010	June 30, 2010
			Number	Percentage
Switched access lines
Residential	245,102	250,232	(5,130)	(2.1)%
Business	196,710	197,579	(869)	(0.4)%
Public	4,795	4,795	—	0.0%

	446,607	452,606	(5,999)	(1.3)%

High-Speed Internet lines
Residential	79,993	79,039	954	1.2%
Business	16,624	16,576	48	0.3%
Wholesale	1,227	1,259	(32)	(2.5)%

	97,844	96,874	970	1.0%

Long distance lines
Residential	150,018	152,735	(2,717)	(1.8)%
Business	79,499	80,148	(649)	(0.8)%

	229,517	232,883	(3,366)	(1.4)%

 Operating Revenues (dollars in thousands)

	Nine Months Ended September 30,		Change
	2010	2009	Amount	Percentage
Wireline Services
Local services	$118,477	$130,829	$(12,352)	(9.4)%
Network access services	98,984	98,505	479	0.5%
Long distance services	26,340	26,727	(387)	(1.4)%
High-Speed Internet and other Internet	25,617	25,471	146	0.6%
Other services and sales	28,327	22,777	5,550	24.4%

	297,745	304,309	(6,564)	(2.2)%
Other	3,584	4,215	(631)	(15.0)%

	$301,329	$308,524	$(7,195)	(2.3)%

        The decrease in local services revenues was caused primarily by the decline in switched access lines as well as competitive pricing pressures. Continued competition in the telecommunications industry has increasingly resulted in customers using technologies other than traditional phone lines for voice and data. Residential customers are increasingly moving local voice service to VoIP technology offered by cable providers, as well as using wireless services in place of traditional wireline phone service. Generally, VoIP technology offered by cable providers is less expensive than traditional wireline phone service, requiring us to respond with more competitive pricing. Also, residential "second lines" continue to be disconnected as customers switch from dial-up Internet services to HSI and cable broadband service. Additionally, Competitive Local Exchange Carriers (CLECs) and our cable competitor continue to focus on business customers and selling services to our customer base.

        In an effort to slow the rate of line loss, we are continuing retention and acquisition programs, and are increasingly focusing efforts on bundling of services. We have instituted various "saves" campaigns designed to focus on specific circumstances where we believe customer churn is controllable. These campaigns include targeted offers to "at risk" customers as well as other promotional tools designed to enhance customer retention. We are also reemphasizing win-back and employee referral programs. Additionally, we are intensifying our efforts relative to developing tools and training to enhance our customer service capability to improve customer retention.

        Network access revenue for the nine months ended September 30, 2010 was generally comparable to the same period in the prior year.

        The decrease in long distance revenue for the nine months ended September 30, 2010 was caused by the decline in switched access line customers.

        For the nine months ended September 30, 2010, HSI and other Internet revenues was comparable to the same period in the prior year, as high speed internet subscriber growth was offset by lower rates in response to the competitive environment. We are continuing to upgrade our network to expand our offer of higher bandwidth premium services.

        The increase in other services and sales was related to more sales and installations of customer premise equipment for certain large government customers in 2010.

        Other revenues, primarily consisting of revenues generated from our wireless operation, decreased as we attempted to focus our marketing efforts on other segments of our business. We had approximately 7,700 and 8,800 wireless subscribers as of September 30, 2010 and 2009, respectively.

Transition Costs and Other Cost Structure Changes

        We are continuing to incur certain expenses in our efforts to become a stand-alone provider of telecommunication services as well as certain costs associated with the realignment of our management workforce. In addition, the Company continues to incur costs related to improvements to the functionality of certain IT systems as well as manual work around efforts. These expenses, referred to as contingency costs, represent additional amounts paid to external vendors to maintain acceptable operating performance until certain system improvements can be completed. These expenses are reflected primarily in selling, general and administrative expenses. The major components of such expenses incurred for the nine months ended September 30, 2010 and 2009 are summarized as follows (dollars in thousands):

	Nine Months Ended September 30,
	2010	2009
Executive team transition	$—	$2,071
Contingency contracted services	1,741	3,085
Other	363	1,361

Operating Costs and Expenses

        The following table summarizes our costs and expenses for the nine months ended September 30, 2010 compared to the costs and expenses for the nine months ended September 30, 2009 (dollars in thousands):

	Nine Months Ended September 30,		Change
	2010	2009	Amount	Percentage
Cost of revenues (exclusive of depreciation and amortization)	$121,557	$117,963	$3,594	3.0%
Selling, general and administrative expenses	94,656	106,603	(11,947)	(11.2)%
Depreciation and amortization	126,275	122,180	4,095	3.4%

	$342,488	$346,746	$(4,258)	(1.2)%

        The Company's total headcount as of September 30, 2010 was 1,440 compared to 1,441 as of September 30, 2009. Employee related costs are included in both cost of revenues and selling, general and administrative expenses.

        Cost of revenues consists of costs we incur to provide our products and services including those for operating and maintaining our networks, installing and maintaining customer premise equipment, and cost of goods sold directly associated with various products. The increase for the nine months ended September 30, 2010 compared to the same period in the prior year was because of an increase in customer premises equipment costs of $6.6 million as a result of increased customer premise equipment revenues offset by a decline in long distance costs, wireless costs and reciprocal compensation of $2.8 million with better management of the related connection agreements with other carriers.

        Selling, general and administrative expenses include costs related to sales and marketing, customer service, information systems and other administrative functions. The decrease for the nine months ended September 30, 2010 compared to the same period in the prior year was because of more favorable rates on information technology outsourcing for a benefit of $5.7 million, a decline in bad debt costs with improved collection efforts of $2.2, a decline in transition costs of $2.1 million and a reduction in advertising spend of $0.7 million.

        Depreciation and amortization increased for the nine months ended September 30, 2010 compared to the same periods in 2009. The increase is because of asset additions.

Other Income and (Expense)

        The following table summarizes other income (expense) for the nine months ended September 30, 2010 and 2009 (dollars in thousands).

	Nine Months Ended September 30,		Change
	2010	2009	Amount	Percentage
Interest expense	$(21,047)	$(22,503)	$1,456	(6.5)%
Gain (loss) on interest rate swaps	—	(3,967)	3,967	(100.0)%
Interest income and other	59	114	(55)	(48.2)%

	$(20,988)	$(26,356)	$5,368	(20.4)%

        Interest expense decreased for the nine months ended September 30, 2010 as compared to the same period in 2009 primarily because of the elimination of debt issue cost amortization as such costs were written off in December 2009.

        In the first quarter of 2009, as we negotiated the terms of our restructuring with our lenders, we concluded that the notional amount being hedged in our hedge effectiveness documentation was greater than the expected amount of debt outstanding during the remaining term of the original hedges because of the agreed upon reduction in interest payments. A loss of $4.0 million was recognized in the first quarter of 2009 for the additional amount of ineffectiveness in our interest rate swaps.

Reorganization Items

        Reorganization items represent amounts incurred as a direct result of the Company's Chapter 11 filing and are presented separately in our condensed consolidated statements of operations. Such items consist of the following (dollars in thousands):

	Nine Months Ended September 30,
	2010	2009
Professional fees	$7,308	$20,722
Cancellation of liability	—	(733)
Other	(7)	(33)

	$7,301	$19,956

        Reorganization costs decreased for the nine months ended September 30, 2010 as compared to the same period in 2009 as there was less need for professional advisory services after the plan of reorganization was approved in November 2009.

Income Tax Expense

        A valuation allowance has been provided at September 30, 2010 and December 31, 2009 for our deferred tax assets because of the uncertainty as to the realization of such assets. We will continue to assess the recoverability of deferred tax assets and the related valuation allowance. To the extent that we generate taxable income in future years and it is determined that such valuation allowance is no longer required, the tax benefit of the remaining deferred tax assets will be recognized at such time.

Results of Operations for the Years Ended December 31, 2009, 2008 and 2007

        We reported a net loss of $130.7 million and $158.6 million for the years ended December 31, 2009 and 2008, respectively. We reported net income of $51.0 million for the year ended December 31, 2007.

Operating Revenues

        The following tables summarize our volume information as of December 31, 2009, 2008 and 2007, and our operating revenues for the years ended December 31, 2009, 2008 and 2007.

Volume Information

				2009 vs. 2008 Change		2008 vs. 2007 Change
	December 31, 2009	December 31, 2008	December 31, 2007
				Number	Percentage	Number	Percentage
Switched access lines
Residential	262,428	291,512	328,370	(29,084)	(10.0)%	(36,858)	(11.2)%
Business	202,649	213,676	226,483	(11,027)	(5.2)%	(12,807)	(5.7)%
Public	4,947	5,255	5,564	(308)	(5.9)%	(309)	(5.6)%

Total	470,024	510,443	560,417	(40,419)	(7.9)%	(49,974)	(8.9)%

High-Speed
Internet lines
Residential	79,256	78,028	76,091	1,228	1.6%	1,937	2.5%
Business	15,530	16,791	15,776	(1,261)	(7.5)%	1,015	6.4%
Wholesale	1,242	849	1,579	393	46.3%	(730)	(46.2)%

Total	96,028	95,668	93,446	360	0.4%	2,222	2.4%

Long distance lines
Residential	158,354	167,628	179,215	(9,274)	(5.5)%	(11,587)	(6.5)%
Business	81,669	84,431	84,667	(2,762)	(3.3)%	(236)	(0.3)%

Total	240,023	252,059	263,882	(12,036)	(4.8)%	(11,823)	(4.5)%

2009 compared to 2008

Operating Revenues (dollars in thousands)

			Change
	2009	2008	Amount	Percentage
Wireline Services
Local services	$172,094	$193,696	$(21,602)	(11.2)%
Network access services	130,068	134,550	(4,482)	(3.3)%
Long distance services	35,703	36,087	(384)	(1.1)%
High-Speed Internet and other Internet	33,864	34,076	(212)	(0.6)%
Other services and sales	31,404	41,214	(9,810)	(23.8)%

	403,133	439,623	(36,490)	(8.3)%
Other	5,462	8,132	(2,670)	(32.8)%

	$408,595	$447,755	$(39,160)	(8.7)%

        The decrease in local services revenues in 2009 was caused primarily by the decline in switched access lines as well as competitive pricing pressures. The decline in local services revenues reflects two categories of factors:

  •
  General industry trends—continued competition in the telecommunications industry has increasingly resulted in customers using technologies other than traditional phone lines for voice and data. Residential customers are increasingly moving local voice service to VoIP technology offered by cable providers, as well as using wireless services in place of traditional wireline phone service. Generally, VoIP technology offered by cable providers is less expensive than traditional wireline phone service, requiring us to respond with more competitive pricing. Also, residential "second lines" continue to be disconnected as customers switch from dial-up Internet services to HSI and cable broadband service. Additionally, Competitive Local Exchange Carriers (CLECs) and our cable competitor continue to focus on business customers and selling services to our customer base.

  •
  Specific impact of our systems implementation effort—our on-going effort to improve the overall functionality of our systems has limited our ability to launch new products and robustly support customer service requirements for both residential and business customers. As our systems' functionality continues to improve, the impact of this effort is expected to have a diminished effect on switched access line loss.

        In an effort to slow the rate of line loss, we are continuing retention and acquisition programs, and are increasingly focusing efforts on bundling of services. We have instituted various "saves" campaigns designed to focus on specific circumstances where we believe customer churn is controllable. These campaigns include targeted offers to "at-risk" customers as well as other promotional tools designed to enhance customer retention. We are also reemphasizing win-back and employee referral programs. Additionally, we are intensifying our efforts relative to developing tools and training to enhance our customer service capability to improve customer retention.

        For the year ended December 31, 2009, network access revenue decreased compared to 2008. The decrease was related to declines in carrier and end user access revenues with the fewer switched access lines served as discussed above for local services revenues.

        For the year ended December 31, 2009, long distance revenue was comparable to the prior year despite the year-over-year reduction in long-distance lines. Revenue assurance initiatives and systems improvements implemented at the end of 2008 resulted in more accurate and timely rating of long distance usage during 2009.

        For the year ended December 31, 2009, HSI and other Internet revenues was comparable to the prior year as total HSI subscriber counts remained relatively unchanged. We are continuing to upgrade our network to expand our offer of higher bandwidth premium broadband services.

        The decrease in other services and sales was primarily related to a substantial decline in sales and installations of customer premise equipment as our customers reduced investments in new communications equipment in response to the overall economic downturn in 2009.

        Other revenues, primarily consisting of revenues generated from our wireless operation, decreased as we focused our marketing efforts on other segments of our business and revisited our wireless business strategy in 2009. We entered into a new wireless arrangement in the third quarter of 2009, improving our access to handsets and the overall financial terms of the arrangement. We are enhancing our bundled offerings and continuing to market our wireless products in our retail stores. We had approximately 8,400 and 11,700 external wireless subscribers as of December 31, 2009 and 2008, respectively.

2008 compared to 2007

Operating Revenues (dollars in thousands)

			Change
	2008	2007	Amount	Percentage
Wireline Services
Local services	$193,696	$210,503	$(16,807)	(8.0)%
Network access services	134,550	144,378	(9,828)	(6.8)%
Long distance services	36,087	37,284	(1,197)	(3.2)%
High-Speed Internet and other Internet	34,076	35,402	(1,326)	(3.7)%
Other services and sales	41,214	46,011	(4,797)	(10.4)%

	439,623	473,578	(33,955)	(7.2)%
Other	8,132	10,098	(1,966)	(19.5)%

	$447,755	$483,676	$(35,921)	(7.4)%

        The decrease in local services revenue in 2008 was caused by the decline in switched access lines. The decline in switched access lines from 2007 to 2008 was caused by the same factors discussed previously for the decline from 2008 to 2009.

        For 2008, network access services revenue decreased compared to 2007. Network access revenue in the first quarter of 2007 was beneficially impacted by revenue assurance efforts that concluded with additional billing to certain wholesale customers amounting to approximately $3.3 million. Also contributing to the network access revenue decrease was the erosion of switched access lines as well as billing adjustments in connection with the resolution of various wholesale disputes recognized in the first quarter of 2008.

        The decrease in long distance revenue in 2008 was caused by the decline in switched access line customers and additional subscribers using unlimited long distance plans.

        HSI and other Internet revenues decreased for 2008 as compared to the prior year. While the number of HSI lines increased 2.4%, this was offset by an overall reduction in rates as a result of competitive rate pressures causing the 3.7% decline in revenues. Late in 2007, the Company began offering HSI residential customers the option of purchasing higher speed services in an effort to enhance revenues and attract new customers. The Company is continuing to enhance its network in order to broaden its higher speed service offerings.

        The decrease in other services and sales was related to the decline in sales and installations of customer premise equipment as we had fewer large institutional equipment installations in 2008 versus 2007.

        Other revenues, primarily consisting of revenues generated from our wireless operations, decreased as we attempted to focus our marketing efforts on other segments of our business. We had approximately 11,700 and 19,300 external wireless subscribers as of December 31, 2008 and 2007, respectively.

Operating Costs and Expenses

        We are continuing to incur certain expenses in our efforts to become a stand-alone provider of telecommunication services as well as certain costs associated with the realignment of our management workforce. In addition, the Company continues to incur costs related to improvements to the functionality of certain IT systems as well as manual work around efforts. These expenses, referred to as contingency costs, represent additional amounts paid to external vendors to maintain acceptable operating performance until certain system improvements can be completed. The major components of such expenses incurred for the years ended December 31, 2009, 2008 and 2007 are summarized as follows (dollars in thousands):

	Year Ended December 31,
	2009	2008	2007
Employee separation and relocation costs	$—	$3,506	$3,699
Pension non periodic costs and gains	—	4,558	1,391
Sarbanes-Oxley controls development	—	—	1,771
Transition management team	—	2,689	—
Executive team transition	2,762	2,762	—
Contingency internal labor costs	—	—	4,210
Contingency contracted services	4,061	6,800	20,732
Other	1,558	2,105	5,399

2009 compared to 2008

        The following tables summarize our costs and expenses for 2009 compared to the costs and expenses for 2008 (dollars in thousands):

			Change
	2009	2008	Amount	Percentage
Cost of revenues (exclusive of depreciation and amortization)	$158,196	$171,929	$(13,733)	(8.0)%
Selling, general and administrative expenses	142,817	165,832	(23,015)	(13.9)%
Depreciation and amortization	164,376	160,278	4,098	2.6%
Restructuring	—	1,138	(1,138)	(100.0)%

	$465,389	$499,177	$(33,788)	(6.8)%

        The Company's total headcount as of December 31, 2009 was 1,450 compared to 1,444 as of December 31, 2008. Employee related costs are included in both cost of revenues and selling, general and administrative expenses.

        Cost of revenues consists of costs we incur to provide our products and services including those for operating and maintaining our networks, installing and maintaining customer premise equipment, and cost of goods sold directly associated with various products. The decrease was primarily caused by the decline in costs related to sales and installations of customer premise equipment of $7.4 million and the decline in electricity costs of $6.8 million as a result of reduced rates.

        Selling, general and administrative expenses include costs related to sales and marketing, customer service, information systems and other administrative functions. Selling, general and administrative expenses for the year ended December 31, 2009 decreased when compared to the same period in the prior year. In 2008, the Company's Chief Executive Officer along with certain other senior executives resigned and the Board of Directors engaged Zolfo Cooper LLC to provide interim executive management services to the Company. As such, the Company incurred severance costs of $3.0 million for the departing executives and additional expenses for the services received from Zolfo Cooper LLC amounting to $4.6 million. Costs for Zolfo Cooper LLC and severance were not incurred in 2009. The remaining decrease is primarily due to reductions in certain employee benefit costs and our cost reduction efforts including more favorable rates on information technology outsourcing resulting in a benefit of $7.2 million.

        Depreciation and amortization increased for the year ended December 31, 2009 compared to the same periods in 2008. The increase is because of additional assets placed in service.

        We incurred restructuring expenses of $1.1 million in 2008. All of the costs were incurred for professional fees for restructuring advisors.

2008 compared to 2007

        The following table summarizes our costs and expense for the year ended December 31, 2008 compared to the year ended December 31, 2007 (dollars in thousands).

			Change
	2008	2007	Amount	Percentage
		As Restated
Cost of revenues (exclusive of depreciation and amortization)	$171,929	$190,238	$(18,309)	(9.6)%
Selling, general and administrative expenses	165,832	173,304	(7,472)	(4.3)%
Depreciation and amortization	160,278	159,872	406	0.3%
Settlement with BearingPoint	—	(42,219)	42,219	N/A
Goodwill and intangible asset impairment	—	88,200	(88,200)	N/A
Restructuring	1,138	—	1,138	N/A

	$499,177	$569,395	$(70,218)	(12.3)%

        The Company's total headcount as of December 31, 2008 was 1,444 compared to 1,609 as of December 31, 2007. As a result, total wage costs declined $5.1 million.

        The decrease in cost of revenues was primarily caused by the decline in costs related to sales and installations of customer premise equipment of $5.4 million, reduced costs for access under reciprocal compensation agreements of $1.6 million, lower handset subsidies of $1.8 million as a result of a reduction in new wireless subscribers as well as other cost saving measures including lower headcount. Those cost savings were partially offset by increased electricity and fuel costs of $5.1 million.

        The decrease in selling, general and administrative expenses was attributable to our cost reduction efforts including lower salaries and wages in connection with the reduction in headcount, reduced taxes (other than income taxes) on lower revenues of $6.5 million and reduced advertising costs of $3.6 million. The decreases were offset by the pension settlement loss of $4.1 million recognized in 2008.

        Depreciation and amortization expenses were comparable for the year ended December 31, 2008 and the same period in the prior year.

        Effective February 6, 2007, we entered into an agreement with BearingPoint to settle disputes and transition work to a third party resulting in a gain on settlement of $42.2 million. The settlement gain was net of a charge for $22.1 million representing the write-down of certain software costs for the estimated additional costs to remediate deficiencies in certain systems that had been developed by BearingPoint.

        Subsequent to the issuance of the 2009 consolidated financial statements, we determined that we had incorrectly assigned a value to an identifiable intangible asset for franchise rights in conjunction with the purchase of an acquired business in May 2005. The purchase price should have been allocated to goodwill of our wireline segment. As a result, our financial statements have been restated. The restatement resulted in the elimination of an impairment loss on the franchise right intangible asset that had been recognized in the 2007 results of operations and reclassification of the franchise right intangible asset (including the amount previously impaired) to goodwill of our wireline segment. In conjunction with the restatement and our annual impairment tests for goodwill, we concluded that the goodwill was impaired in 2007. The net impact of the restatement was to increase the impairment loss in the 2007 statement of operations by $66.3 million. See Item 15, Note 23—Restatement, to the consolidated financial statements for additional information.

        In conjunction with our annual impairment test for goodwill assets in the fourth quarter of 2007, as restated, we recognized impairment expense of $80.1 million. We concluded that the wireline segment goodwill was impaired as the fair value of the wireline segment was less than the carrying value. The fair value of the wireline segment was based on discounted cash flows. We estimated the implied fair value of the goodwill by reducing the segment fair value by the estimated fair value of identifiable assets and liabilities.

        In conjunction with our annual impairment test for non-amortizable intangible assets in the fourth quarter of 2007, we recognized impairment expense of $8.1 million. The impairment was determined as the difference between the fair value of the non-amortizable intangible asset and its carrying value. The fair value was based on discounted cash flow for the asset. The intangible asset is for the brand name which was acquired from Verizon Communications, Inc. The impairment occurred as the actual and related projected revenues and cash flows declined since the acquisition in 2005.

        We incurred restructuring expenses of $1.1 million in 2008.

Other Income (Expense)

        The following table summarizes other income (expense) for the years ended December 31, 2009, 2008 and 2007 (dollars in thousands).

				2009 vs. 2008 Change		2008 vs. 2007 Change
	2009	2008	2007	Amount	Percentage	Amount	Percentage
Interest expense	$(30,089)	$(89,467)	$(85,945)	$59,378	(66.4)%	$(3,522)	4.1%
Loss on early extinguishment of debt	—	(3,456)	(9,296)	3,456	(100.0)%	5,840	(62.8)%
Loss on interest rate swaps	(3,967)	(8,875)	—	4,908	(55.3)%	(8,875)	NA
Interest income and other	136	1,484	1,755	(1,348)	(90.8)%	(271)	(15.4)%

	$(33,920)	$(100,314)	$(93,486)	$66,394	(66.2)%	$(6,828)	7.3%

        Interest expense decreased for 2009 compared to 2008 primarily because we are no longer paying or accruing interest on unsecured debt in conjunction with the Chapter 11 proceeding. Interest expense increased for 2008 compared to 2007 primarily because of additional debt when adjusted for the allocation of interest expense to the directories publishing segment for 2007 offset, in part, by reduced rates. Interest expense on debt repaid using the proceeds from the sale of the directories publishing segment has been allocated to discontinued operations. Subsequent to the sale of the directories publishing segment on November 30, 2007, all interest on the residual debt is allocated to continuing operations.

        In January 2008, we repaid $211.0 million of Tranche C term loan using proceeds from the sale of the directories publishing segment. In addition, the amount of the revolver availability decreased from $200.0 million at December 31, 2007 to $90.0 million at September 30, 2008. As a result of the repayment of debt and reduction in the availability on the revolving credit facility, we expensed deferred financing costs resulting in a loss on early extinguishment of debt of $3.5 million for the year ended December 31, 2008.

        In connection with the refinancing of debt in the second quarter of 2007 we incurred a $7.8 million charge to income which represented unamortized debt issuance and refinancing costs. As a result of the repayment of debt in the fourth quarter of 2007, the Company expensed $1.5 million of deferred financing costs resulting in a loss on early extinguishment of debt.

        Because of the capital restructuring effort which we began in the third quarter of 2008, we concluded it is no longer probable but only reasonably possible that we will continue to pay the variable-rate interest specified in our hedge effectiveness documentation. Hence, beginning in the third quarter of 2008, changes in the value of the hedges were recognized in the consolidated statements of operations resulting in a loss in 2008 for $8.9 million.

        In the first quarter of 2009, as we negotiated the terms of our restructuring with our lenders, we concluded the notional amount being hedged in our hedge effectiveness documentation was greater than the expected amount of debt outstanding during the remaining term of the original hedges because of an agreed upon reduction in the interest payments. A loss of $4.0 million was recognized in the first quarter of 2009 for the additional amount of ineffectiveness on our interest rate swaps.

Reorganization Items

        Reorganization items represent amounts incurred as a direct result of the Company's Chapter 11 filing and are presented separately in our consolidated statements of operations. Such items consist of the following (dollars in thousands):

	Year Ended December 31,
	2009	2008
Professional fees	$33,904	$7,872
Cancellation of liability	(733)	—
Expense deferred financing costs	9,870	—
Other	(36)	(5)

	$43,005	$7,867

Income Tax Benefit

        The income tax benefit differs from amounts determined by applying the statutory federal income tax rate of 35% to the loss before income taxes primarily because of changes in the valuation allowance established for the recovery of deferred income tax assets.

        A valuation allowance has been provided at December 31, 2009 and 2008 for our deferred tax assets because of the uncertainty as to the realization of such assets. We will continue to assess the recoverability of deferred tax assets and the related valuation allowance. To the extent that we generate taxable income in future years and it is determined that such valuation allowance is no longer required, the tax benefit of the remaining deferred tax assets will be recognized at such time.

        The majority of our net operating loss carryforward was incurred prior to the Chapter 11 reorganization and therefore is subject to limitation under federal and state income tax laws. Pursuant to these loss limitation rules, the utilization of net operating loss carryforward is limited if, during a testing period (usually three years), there is a 50% cumulative shift in the ownership of its stock. As a result of the reorganization, the Company will exchange some of its debt for common stock. The exchange may result in more than a 50% cumulative shift in the stock ownership. In addition, cancellation of debt income resulting from debt relief in conjunction with the Chapter 11 proceeding may also reduce the availability of net operating loss carryforwards of the Company. If that occurs, our ability to utilize net operating losses will be significantly limited.

Discontinued Operations

        On April 29, 2007, the Company entered into an agreement to sell its directories publishing segment to an unrelated entity for a cash purchase price of $435.0 million, subject to adjustments related to working capital and excluding fees and expenses. The sale was consummated on November 30, 2007 resulting in a gain on the sale of $231.8 million.

        The income from operations of the discontinued segment amounted to $24.3 million in 2007.

Liquidity and Capital Resources

        To the extent that the matters described below relate to future events or expectations, they may be significantly affected by the chapter 11 filings. The chapter 11 filings involve, or may result in, various restrictions on our activities, limitations on financing, the need to obtain Court approval for various matters, the discharge of certain obligations and uncertainty as to relationships with vendors, suppliers, customers and others with whom we may conduct or seek to conduct business.

        As of September 30, 2010, we had cash of $97.5 million. From an ongoing operating perspective, our cash requirements during 2010 will consist of supporting the development and introduction of new products, capital expenditure projects, changes in working capital and expenses related to our capital restructuring. A combination of cash-on-hand and cash generated from operating activities will be used to fund the operating activities of the Company.

        We have continued to take actions to conserve cash and improve liquidity. Actions have also been taken to generate further operating efficiencies and focus on expense management. In order to reduce our cash usage we will continue to execute our cash management program while completing our reorganization.

        We have taken a number of other actions to improve operating results, including efforts to simplify product offerings, improve our customer service experience and increase our revenue enhancement activities. There can be no assurance that these additional actions will result in improved overall cash flow. We continue to have sizable retirement obligations for our existing employee base. Sustained declines in the value of pension trust assets and relatively high levels of pension lump sum benefit payments will increase the magnitude of future plan contributions.

        With our appointment of a new senior management team in 2008 and the development of a comprehensive revised strategic plan, we concluded in 2008 that we had too much debt relative to our operating performance. We did not believe we would be able to service our debt level through maturity or to refinance that debt when it matured. Hence, we embarked on a restructuring of the balance sheet (including filing voluntary petitions under chapter 11 of the Bankruptcy Code) coupled with certain operational changes to reduce the debt-service requirements and improve free cash flow.

        Agreements with the Hawaii Public Utilities Commission and the debt agreements of Hawaiian Telcom Communications, Inc. limit the ability of our subsidiaries to pay dividends to the parent company and restrict the net assets of all of our subsidiaries. Generally, this prohibits us from currently paying dividends to our shareholders. As the parent company has no operations, debt or other obligations, this restriction has no other immediate impact on our operations.

Cash Flows for Nine Months Ended September 30, 2010 and 2009

        Net cash provided by operations of $51.6 million for the nine months ended September 30, 2010 was related primarily to our net loss of $69.1 million as adjusted to exclude non-cash items and working capital movements of $120.7 million. The most significant non-cash item during the period was depreciation and amortization expense of $126.3 million. Net cash provided by operations amounted to $76.0 million for the nine months ended September 30, 2009. The decrease in cash provided by operating activities is primarily because of pension plan contributions of $20.6 million in 2010. We typically generate positive cash flows from operations and expect to do so in the fourth quarter of 2010. We anticipate utilizing the cash flow generated by operations for capital expenditures and, in future periods, for required debt payments.

        Cash used in investing activities was comprised of $50.6 million and $54.2 million of capital expenditures for the nine months ended September 30, 2010 and 2009, respectively. Capital expenditures decreased $3.6 million, or 6.6% for the nine months ended September 30, 2010 compared to the same period in the prior year. The level of capital expenditures in 2010 is expected to approach 2009 levels as we continue to invest in systems and our networks.

        There was no cash provided by or used in financing activities for the nine months ended September 30, 2010 and 2009.

Cash Flows for the Years Ended December 31, 2009 and 2008

        Our primary source of funds continues to be cash generated from operations. We use the net cash generated from operations to fund network expansion and modernization. We expect that our capital spending requirements will continue to be financed through internally generated funds. We also expect, in future periods, to use such funds to repay external financing. Additional debt or equity financing may be needed to fund additional development activities or to maintain our capital structure to ensure financial flexibility.

        Net cash provided by operations of $95.1 million for 2009 was related primarily to our net loss of $130.7 million as adjusted to exclude non-cash items and working capital movements of $225.8 million. The most significant non-cash item during the period was depreciation and amortization expense of $164.4 million.

        Net cash provided by operations amounted to $61.7 million for 2008. The increase in cash provided by operating activities from 2009 compared to 2008 was primarily because of the decline in interest paid.

        Cash used in investing activities was comprised of $87.5 million of capital expenditures for 2009. Capital expenditures increased $14.3 million, or 19.5%, for the year ended December 31, 2009 as compared to the prior year. This level of capital expenditures is expected to continue in 2010 as we invest in systems to support new product introductions and transform our network to enable next-generation technologies.

        There was no cash provided by or used in financing activities for 2009. In January 2008, we repaid $261.0 million of debt using the remaining proceeds from the sale of the directories publishing segment including $211.0 million of Tranche C term debt and $50.0 million on our revolving loan facility. In March 2008, we borrowed the remaining available principal amount under our revolving credit facility in response to uncertain conditions in financial markets increasing the total amount drawn to $89.8 million.

Outstanding Debt and Financing Arrangements

        As of September 30, 2010, we had outstanding $1,096.3 million in aggregate long-term debt.

        Our current debt structure includes $596.3 million in secured bank debt and $500.0 million in unsecured senior notes.

        Under the Plan of Reorganization, our obligations under our senior credit facilities and the indentures governing our notes were cancelled, and we entered into a new term loan in the amount of $300 million. The new term loan will have a maturity date of 2015. We do not expect to generate the necessary cash flow from operations to repay the facility in its entirety by the maturity date and repayment is dependent on our ability to refinance the credit facility at reasonable terms. The ability to refinance the indebtedness at reasonable terms before maturity cannot be assured.

        The following table sets forth our long-term debt and contractual obligations for the next several years. The obligations are based on the contractual terms without consideration of the impact of any defaults and our chapter 11 filing. As indicated, we are in default on our senior notes and bank debt. Such obligations would be callable if the remedies for an event of default were not stayed under the Bankruptcy Code. Therefore, obligations as currently quantified in the table below will likely change. Pension funding obligations are based on known funding. Additional obligations are expected in future periods.

        The following sets forth our long-term debt and contractual obligations for the next several years based on the provisions of the Company's plan of reorganization which became effective on October 28, 2010.

	October 1 to December 31, 2010	2011	2012	2013	2014	2015 and Thereafter	Total
Term loan facility	—	—	—	—	—	300,000	300,000
Debt interest	4,500	27,000	27,000	27,000	27,000	22,500	135,000
Pension funding obligations	3,154	16,159	—	—	—	—	19,313
Operating leases	447	1,255	1,124	697	700	9,220	13,443
Supplier contracts	4,723	14,699	12,810	12,851	5,085	1,765	51,933

Total	$12,824	$59,113	$40,934	$40,548	$32,785	$333,485	$519,689

        We do not maintain any off balance sheet financing or other arrangements.

Pro Forma Fresh-Start Reporting

        The Company's emergence from the chapter 11 on October 28, 2010 proceedings will result in a new reporting entity and adoption of fresh-start reporting. The consolidated financial statements as of September 30, 2010 do not give effect to any adjustment in the capital structure changes or to the carrying values of assets or liabilities that will be recorded upon the adoption of fresh start reporting and implementation of the Company's plan of reorganization.

        The following unaudited pro forma balance sheet reflects adoption of fresh start reporting and implementation of the plan of reorganization as if it had been effective September 30, 2010. Reorganization adjustments have been estimated in the pro forma financial information to reflect the discharge of certain prepetition liabilities and the adoption of fresh-start reporting based on purchase accounting rules.

        Estimated reorganization adjustments in the pro forma balance sheet result primarily from the: (i) changes in carrying values of assets and liabilities to reflect fair values including the establishment of certain intangible assets; (ii) discharge of the Company's prepetition liabilities in accordance with the plan of reorganization; (iii) addition of new financing; and (iv) issuance of new common stock and warrants and cancellation of old common stock. No incremental cash proceeds are expected to be raised upon the effectiveness of the plan of reorganization other than a nominal amount from a stock rights offering made to certain unsecured creditors.

        These adjustments are based upon the preliminary work of the Company to determine the relative fair value of the Company's assets and liabilities. The allocation of the reorganization enterprise value to individual assets and liabilities will change based upon the completion of the fair value process and will result in differences to the fresh-start adjustments and allocated values estimated in this pro forma information. Such differences may be significant primarily as related to the split between categories of long-lived assets. However, we currently anticipate that the allocation of value to total long-lived assets will not vary considerably. In addition, we do not expect a significant change in stockholders' equity on a pro forma basis.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)
Consolidated Pro Forma Balance Sheet(a)
(Unaudited, Dollars in thousands)

	Historical September 30, 2010	Plan Reorganization Adjustments		Fresh-Start Valuation Adjustments		Pro Forma September 30, 2010
Assets
Current assets
Cash and cash equivalents	$97,541	$(8,000	)(b)	$—		$89,541
Receivables, net	45,544	—		—		45,544
Material and supplies	6,504	—		—		6,504
Prepaid expenses	6,949	—		—		6,949
Other current assets	11,780	—		—		11,780

Total current assets	168,318	(8,000)		—		160,318
Property, plant and equipment, net	669,850	—		(263,170	)(d)	406,680
Intangible assets, net	271,651	—		(198,351	)(d)	73,300
Other assets	7,743	—		—		7,743

Total assets	$1,117,562	$(8,000)		$(461,521)		$648,041

Liabilities and Stockholders' Equity (Deficiency)
Liabilities not subject to compromise Current liabilities
Accounts payable	$28,835	$—		$—		$28,835
Accrued expenses	31,538	—		—		31,538
Advance billings and customer deposits	14,854	—		—		14,854
Other current liabilities	5,577	—		—		5,577

Total current liabilities	80,804	—		—		80,804
Long-term debt	—	300,000	(b)	—		300,000
Employee benefit obligations	102,302	—		—		102,302
Other liabilities	4,935	—		—		4,935

Total liabilities not subject to compromise	188,041	300,000		—		488,041
Liabilities subject to compromise	1,178,396	(1,178,396	)(b)	—		—

Total liabilities	1,366,437	(878,396)		—		488,041

Stockholders' equity (deficiency)
Common stock	4	100	(c)	(4	)(e)	100
Additional paid-in capital	429,052	159,900	(c)	(429,052	)(e)	159,900
Accumulated other comprehensive loss	(32,759)	—		32,759	(e)	—
Accumulated deficit	(645,172)	710,396	(c)	(65,224	)(e)	—

Total stockholders' equity (deficiency)	(248,875)	870,396		(461,521)		160,000

Total liabilities and stockholders' equity (deficiency)	$1,117,562	$(8,000)		$(461,521)		$648,041

(a)
The consolidated pro forma balance sheet estimates the effect of implementing the plan of reorganization and fresh start reporting which will be required for financial reporting upon emergence from the Chapter 11 proceedings. Under fresh-start reporting the reorganization enterprise value of $460.0 million is allocated $160.0 million to equity and $300.0 million to the new term loan. The adjustments in the consolidated pro forma balance sheet are estimates. Actual adjustments will be based on the final valuation and may be materially different than those presented herein.

(b)
Reflects the discharge of prepetition liabilities in accordance with the plan of reorganization and the reclassification of the remaining liabilities subject to compromise to the appropriate liability accounts. Liabilities are expected to be satisfied with payment of cash $8.0 million (including contract cure costs), a new term loan of $300.0 million and issuance of equity of $160.0 million for both common stock and warrants. To facilitate the calculation of the enterprise value, the Company developed a set of financial projections which were included as part of the Company's plan of reorganization. The estimates and assumptions made in this valuation are inherently subject to significant uncertainties and the resolution of contingencies beyond the reasonable control of the Company. Accordingly, there can be no assurance that the estimates, assumptions and amounts reflected in the valuations will be realized and the actual results could vary materially. Moreover, the market value of the Company's common stock may differ materially from the equity valuation.

(c)
Reflects the issuance of new common stock and warrants to prepetition creditors and the gain on discharge of liabilities subject to compromise.

(d)
Reflects changes to the carrying value of assets and liabilities to fair values. No adjustment has been reflected for accounts receivable and inventory as carrying value approximates fair value. The split between categories of long-lived assets is an estimate and likely will change and such change could be significant.

(e)
Reflects the elimination of the historical accumulated deficit and other equity accounts and an adjustment to stockholders' equity to result in the estimated reorganized equity value.

Critical Accounting Policies and Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in consolidated financial statements. Changes in these estimates and assumptions are considered reasonably possible and may have a material effect on the consolidated financial statements and thus actual results could differ from the amounts reported and disclosed herein. The following is a summary of certain policies considered critical by management.

Indefinite-Lived Intangible Assets

        Intangible assets not subject to amortization are tested for impairment annually in the fourth quarter, or when events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Fair value is an estimate based on the present value of an expected range of future cash flows. The expected range of future cash flows is based on internal forecasts developed utilizing management's knowledge of the business and the anticipated effects of market forces. The use of different assumptions or estimates of future cash flows could produce different impairment amounts (or none at all). Significant assumptions relate to projection of future cash flows generated by the indefinite-lived intangible assets which are dependent on projections of company-wide revenues in future periods.

Impairment of Long-Lived Assets and Definite-Lived Intangibles

        We assess the recoverability of long-lived assets, including property, plant and equipment and definite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or changes in circumstances include negative evidence of recoverability including our cumulative losses and restructuring efforts. In such cases, if the sum of the expected cash flows, undiscounted and without interest, resulting from use of the asset is less than the carrying amount, an impairment loss is recognized based on the difference between the carrying amount and the fair value of the assets. When determining future cash flow estimates, we consider historical operating results, as adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by us in such areas as future economic conditions, industry specific conditions and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, including identifiable intangible assets subject to amortization. Significant assumptions relate to projection of future cash flows generated by the long-lived assets which are dependent on projections of company-wide profitability and capital expenditures for maintaining our network in future periods. In addition, estimates of the cash generating useful lives are also critical to such evaluations.

Revenue Recognition

        We recognize revenue when evidence of an arrangement exists, the earnings process is complete and collectibility is reasonably assured. We recognize service revenues based upon usage of our local exchange network and facilities and contract fees. In general, fixed fees for local telephone, Internet access and certain other services are billed one month in advance and recognized the following month when earned. Revenue from other products that are not fixed fee or that exceed contracted amounts is recognized when such services are provided. Long distance revenues are generally billed in arrears and recognized as service is provided.

Allowance for Doubtful Accounts

        Our allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While we believe our process effectively addresses our exposure for doubtful accounts, changes in economic, industry or specific customer conditions may require adjustment to the allowance for doubtful accounts recognized by us.

Income Taxes

        Management calculates the income tax provision, current and deferred income taxes along with the valuation allowance based upon various complex estimates and interpretations of income tax laws and regulations. Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not that they will not be realized. To the extent we begin to generate taxable income in future years and it is determined the valuation allowance is no longer required, the tax benefit for the remaining deferred tax assets will be recognized at such time.

Employee-Related Benefits

        We incur certain employee-related costs associated with pensions and post-retirement health care benefits. In order to measure the expense associated with these employee-related benefits, management must make a variety of estimates, including discount rates used to measure the present value of certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, anticipated mortality rates and anticipated healthcare costs. The estimates used by management are based on our historical experience, as well as current facts and circumstances. We use third-party specialists to assist management in appropriately measuring the expenses associated with these employee-related benefits. Different estimates could result in our recognizing different amounts of expense over different time periods.

        The 2009 net periodic obligations for qualified pension and post-retirement plans were determined using a discount rate of 5.85% and 6.20%, respectively. The discount rate used for determining the year-end benefit plan obligation was generally calculated using a weighting of expected benefit payments and rates associated with high-quality U.S. corporate bonds for each year of expected payment to derive a single estimated rate at which the benefits could be effectively settled at December 31, 2009.

        The estimated return on plan assets of 8.0% was based on historical trends combined with long-term expectations. In selecting the rate of return on plan assets for purposes of determining net periodic benefit cost, we considered economic forecasts for the types of investments held by the plans (primarily equity and fixed income investments), and the plans' asset allocations. While primary emphasis was on the economic forecasts of long-term returns, consideration was given to the past performance of the plans' assets. The assumption is based on consideration of all inputs, with a focus on long-term trends to avoid short-term market influences. Assumptions are not changed unless structural trends in the underlying economy are identified, our asset strategy changes, or there are significant changes in other inputs. The method for selecting the expected return on plan assets at December 31, 2009 did not change from December 31, 2008.

Quantitative and Qualitative Disclosures About Market Risk

        As of September 30, 2010, our floating rate obligations consisted of $93.0 million of debt outstanding under our revolving credit facility and $503.2 million of debt outstanding under our Tranche C term loan facility. In addition, we had $150.0 million in aggregate principal amount of outstanding senior floating rate notes (we are not currently paying interest on the senior floating note in conjunction with the Chapter 11 proceeding). Accordingly, our earnings and cash flow are affected by changes in interest rates. Based on our borrowings at September 30, 2010 and assuming a 0.125 percentage point increase in the average interest rate under these borrowings, we estimate that our annual interest expense would increase by approximately $0.9 million.

        We utilize a combination of fixed-rate and variable-rate debt to finance our operations. The variable-rate debt exposes us to variability in interest payments due to changes in interest rates. Our management believes that it is prudent to mitigate our interest rate risk on a portion of our variable-rate borrowings.

        To manage fluctuations in cash flows resulting from adverse changes in interest rates on our term loan facilities and notes, we maintained interest rate swap agreements to hedge against the effects of increases in interest rates associated with floating rate debt on our term loan facilities and notes. On December 1, 2008 and December 2, 2008, the swap agreements were terminated by the swap counterparties under the default provisions of the agreements. The swap termination liability amounted to $15.9 million. Because of the capital restructuring efforts which began in the third quarter of 2008, we concluded it was no longer probable but only reasonably possible that we will continue to pay the variable-rate interest specified in our hedge effectiveness documentation. Hence, from the third quarter of 2008 through December 2008, changes in the value of our hedges were recognized in the consolidated statements of operations. In December 2008, upon termination of the swaps, the settlement liability was fixed.

Item 3.    Properties

        We own our corporate headquarters, which is located in 1177 Bishop Street, Honolulu, Hawaii 96813 and consists of over 465,000 square feet of office space. We also have other properties consisting primarily of approximately 112 owned (including part-owned) and approximately 61 leased real estate properties, including our administrative facilities and facilities for call centers, retail store use, switching equipment, fiber optic networks, microwave radio and cable and wire facilities, cable head-end equipment, coaxial distribution networks, routers and servers used in our wireline business. See Item 1, "Business—Network Architecture and Technology." There are no material real estate properties relating to our wireless business. For purposes of Hawaii state law, we are classified as a public utility and, accordingly, do not pay any property taxes.

        Substantially all of our assets (including those of our subsidiaries) are pledged for the New Term Loan.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth information with respect to the beneficial ownership of the common stock of the Company as of our emergence from chapter 11 on October 28, 2010, by:

  •
  each person that is a beneficial owner of more than 5% of the common stock;

  •
  each of our directors and Named Executive Officers; and

  •
  all of our directors and executive officers as a group.

        The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. The information relating to the Company's 5% beneficial owners is based on information received by the Company from such holders. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of a security, or investment power, which includes the power to dispose of or to direct the disposition of a security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

        Pursuant to the Plan of Reorganization, all of our outstanding shares of common stock were cancelled on October 28, 2010 and 10 million shares of the New Common Stock were issued to the holders of senior secured claims and 135,063 shares were issued to certain holders of unsecured claims who exercised subscription rights for the right to receive shares of New Common Stock.

        Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

	Beneficial Ownership of Holdings
Name of Beneficial Owner	Number of Shares of Common Stock	Percentage of Outstanding Common Stock
Stephen Feinberg(1)	1,139,333	11.2%
McDonnell Investment Management(2)	957,191	9.4%
Credit Suisse Securities (USA) LLC(3)	852,981	8.4%
Loomis, Sayles & Company, L.P.(4)	839,230	8.3%
Sunrise Partners Limited Partnership(5)	754,190	7.4%
Wexford Capital LP(6)	685,654	6.8%
Flagstick Enhanced Credit Master Fund, Ltd.(7)	587,354	5.8%
Eric K. Yeaman(8)	—	—
Robert F. Reich(8)	—	—
Michael F. Edl(8)	—	—
John T. Komeiji(8)	—	—
Geoffrey W.C. Loui(8)(9)	—	—
Kurt M. Cellar(8)	—	—
Warren H. Haruki(8)	—	—
Richard A. Jalkut(8)	—	—
Steven C. Oldham(8)	—	—
Bernard R. Phillips III(8)	—	—
All executive officers and directors as a group (13 persons)	—	—

(1)
Cerberus Series IV Holdings, LLC, a Delaware limited liability company, held 1,139,333 shares of the Company's common stock. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus Series IV Holdings, LLC. The address for Stephen Feinberg is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, NY 10171.

(2)
Represents 292,580 shares held by Gannett Peak CLO I, Ltd., 252,522 shares held by McDonnell Loan Opportunity Ltd., 199,431 shares held by Wind River CLO I Ltd., 199,431 shares held by Wind River CLO II- Tate Investors, Ltd., and 13,227 shares held by Illinois State Board of Investment. McDonnell Investment Management, LLC is the investment manager of Gannett Peak CLO I, Ltd., McDonnell Loan Opportunity Ltd., Wind River CLO I Ltd., Wind River CLO II- Tate Investors, Ltd., and Illinois State Board of Investment. The managing director of McDonnell Investment Management, LLC is James R. Fellows. Mr. Fellows may be deemed to have shared voting and dispositive power over the shares held by McDonnell Investment Management, LLC, Gannett Peak CLO I, Ltd., McDonnell Loan Opportunity Ltd., Wind River CLO I Ltd., Wind River CLO II- Tate Investors, Ltd., and Illinois State Board of Investment, as applicable. Mr. Fellows disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. McDonnell Investment Management, LLC's address is 1515 West 22nd Street—11th Floor, Oak Brook, IL 60523.

(3)
Represents 852,981 shares held by Credit Suisse Securities (USA) LLC. The managing member of Credit Suisse Securities (USA) LLC is Credit Suisse (USA) Inc., which has the authority to vote and dispose of the shares. Credit Suisse Securities (USA) LLC's address is 11 Madison Avenue, New York, New York.

(4)
Represents shares held by one or more discretionary investment accounts managed by Loomis, Sayles & Company, L.P. as investment manager. The general partner of Loomis, Sayles &

  Company, L.P. is Loomis, Sayles & Company, Incorporated. Robert J. Blanding is the director and president of Loomis, Sayles & Company, Incorporated and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Pursuant to various investment management agreements, Loomis, Sayles & Company, L.P. has the authority to vote and dispose of the shares. Loomis, Sayles & Company, L.P.'s address is One Financial Center, Boston, MA 02111.

(5)
Represents 754,190 shares held by Sunrise Partners Limited Partnership. The general partners of Sunrise Partners Limited Partnership are Trust Asset Management, LLP and Paloma Partners Company LLC. Capital Asset Management, Inc. is the managing partner of Trust Asset Management, LLP. S. Donald Sussman is the president of Capital Asset Management, Inc. and has sole power to vote and dispose of the shares. Mr. Sussman disclaims beneficial ownership of the shares held by Sunrise Partners Limited Partnership except to the extent of his pecuniary interest therein. Sunrise Partners Limited Partnership's address is Two American Lane, Greenwich, Connecticut 06836-2571.

(6)
Represents 561,953 shares held by Wexford Spectrum Investors LLC ("Spectrum") and 123,701 shares held by Debello Investors LLC ("Debello"). Wexford Capital LP ("Wexford") is the managing member of Spectrum and Debello and may, by reason of its status as such, be deemed to own beneficially the interest in the shares of Common Stock of which Spectrum and Debello possess beneficially ownership. Wexford GP LLC ("Wexford GP") is the general partner of Wexford and may, by reason of its status as such, be deemed to own beneficially the shares of Common Stock of which Spectrum and Debello possess beneficial ownership. Each of Messrs. Charles E. Davidson and Joseph M. Jacobs is a controlling person of Wexford GP and may, by reason of their status as such, be deemed to own beneficially the interest in the shares of the Common Stock of which Spectrum and Debello possess beneficial ownership. Each of Messrs. Davidson and Jacobs, Wexford GP and Wexford Capital shares the power to vote and to dispose of the shares beneficially owned by Spectrum and Debello. Each of Wexford Capital, Wexford GP, Messrs Davidson and Jacobs disclaims beneficial ownership of the shares of the Common Stock held by Spectrum and Debello, except in the case of Messrs. Davidson and Jacobs, to the extent of their respective ownership interests in any of the members of Spectrum and Debello. Wexford's address is 411 West Putnam Avenue, Greenwich, CT 06830-6261.

(7)
By virtue of 587,354 shares owned by Flagstick Enhanced Credit Master Fund, Ltd. and 21,089 shares owned by Tralee CDO I, Ltd. with respect to which Par-Four Investment Management, L.L.C. has voting and dispositive power as investment manager and collateral manager, respectively. These shares may also be deemed to be beneficially owned by Robert B. Burke, the managing member of Par-Four Investment Management, L.L.C. Par-Four Investment Management, L.L.C. and Robert B. Burke disclaim beneficial ownership of the shares held by Flagstick Enhanced Credit Master Fund, Ltd. and Tralee CDO I, Ltd. except to the extent of their pecuniary interests therein. The address for Flagstick Enhanced Credit Master Fund, Ltd. is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The address for Tralee CDO I, Ltd. is Boundry Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands.

(8)
The business address for each such person is c/o General Counsel, Hawaiian Telcom Holdco, Inc., 1177 Bishop Street, Honolulu, Hawaii 96813.

(9)
Mr. Loui left the Company effective January 3, 2010.

Item 5.    Directors and Executive Officers

        The following table provides information regarding our executive officers and directors as of October 28, 2010:

Name	Age	Position(s)	Director Since
Officers
Eric K. Yeaman(4)	43	President, Chief Executive Officer and Director	2008
Robert F. Reich	51	Senior Vice President and Chief Financial Officer	—
Michael F. Edl	57	Senior Vice President—Network Services	—
Bradley J. Fisher	40	Senior Vice President—Strategy and Marketing	—
Rose M. Hauser	51	Senior Vice President and Chief Information Officer	—
Craig T. Inouye	49	Senior Vice President—Sales	—
John T. Komeiji	57	Senior Vice President and General Counsel	—
William G. Chung	60	Vice President—Human Resources and Labor Relations	—
Non-Employee Directors
Kurt M. Cellar(1)(3)	41	Director	2010
Warren H. Haruki(2)(4)	57	Director	2010
Richard A. Jalkut(3)(4)	66	Director	2010
Steven C. Oldham(1)(4)	60	Director	2010
Bernard R. Phillips III(1)(2)	58	Director	2010

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Nominating and Governance Committee.

(4)
Member of the Executive Committee.

Executive Officers

        Eric K. Yeaman became our President, Chief Executive Officer and a Director in June 2008. Prior to joining us, Mr. Yeaman served as Senior Executive Vice President and Chief Operating Officer of Hawaiian Electric Company, Inc. (HECO) from January 2008 to June 2008, where he was responsible for its Oahu operations, energy solutions, public affairs and the financial and administrative process areas. From January 2003 to January 2008, Mr. Yeaman served as Financial Vice President, Treasurer and Chief Financial Officer of Hawaiian Electric Industries, Inc. (HEI), HECO's parent company. At HEI, he oversaw the controller, treasury, investor relations, corporate tax, information technology and enterprise risk management functions. Mr. Yeaman began his career at Arthur Andersen LLP in September 1989. Mr. Yeaman is a director of the United States Telecom Association and serves as a director of several Hawaii non-profit organizations.

        Robert F. Reich became our Senior Vice President and Chief Financial Officer in May 2008. He previously served as our Senior Vice President and interim Chief Financial Officer from March 2008 and Vice President, Finance and Controller from April 2007 to March 2008. Mr. Reich oversees our financial operations, including financial analysis and reporting, corporate and regulatory accounting, tax, risk management, treasury and investor relations. Prior to joining us, Mr. Reich was with McLeodUSA Incorporated from 2002 to 2007, a facilities-based competitive local exchange carrier servicing small and mid-sized businesses in the Western and Midwestern United States, serving most recently as Vice President, Controller and Treasurer. Mr. Reich is a Certified Public Accountant.

        Michael F. Edl became our Senior Vice President—Network Services in August 2008. Mr. Edl oversees numerous key functions, including engineering, planning and construction, network reliability, field operations, operations support and provisioning. Mr. Edl brings more than 30 years of experience in telecommunications operations to us. Prior to joining the Company, he served from February 2008 to July 2008 as Senior Vice President of Network Operations at Paetec, a New York-based telecommunications company, and served from 1999 to February 2008 as Group Vice President of Network Services for McLeodUSA Incorporated until its purchase by Paetec Holding Corp. McLeodUSA filed a petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code in January 2002 and emerged from Chapter 11 in April 2002, and filed a second Chapter 11 petition in November 2005 and emerged from Chapter 11 in January 2006. In 2002, Mr. Edl filed a Chapter 7 petition.

        Bradley J. Fisher became our Senior Vice President—Strategy and Marketing in February 2010. Brad brings an extensive communications background to the Company, with 13 years experience in developing, managing and marketing new products and services at Bell Canada, Canada's largest communications provider. At Bell Canada, Brad served as Vice President, Consumer Internet Services from 2005 to 2008 and as General Manager, Services Development from 2000 to 2005, where he led the innovation, design and implementation of new products and new lines of business for Bell Canada's voice, video and internet divisions. Most recently, as a consultant, Mr. Fisher worked with us in leading the successful effort to rebuild and restart our video development program.

        Rose M. Hauser became our Senior Vice President and Chief Information Officer in September 2008. Ms. Hauser is responsible for the development and implementation of IT solutions that address our current back-office issues and support the delivery of new products and services. Ms. Hauser has extensive experience in information technology and billing systems in the telecommunications industry. Prior to joining us, she served as Vice President—Delivery Services at Freddie Mac from April 2007 to September 2008. From August 2003 to February 2006, she served as Vice President—Finance, Human Resources, Billing and Unified Messaging at MCI. Prior to that, Ms. Hauser held executive positions at XO Communications and Bell Atlantic.

        Craig T. Inouye became our Senior Vice President—Sales in July 2008. Mr. Inouye is in charge of our business sales, retail stores, wireless, customer contact centers, public communications, equipment sales and wholesale markets. Prior to joining the Company, Mr. Inouye worked at Sun Innovation Holding, LTD from June 2004 to July 2008, where he served as Director. Mr. Inouye began his career in telecommunications at our predecessor GTE Hawaiian Tel, where he worked for more than a decade.

        John T. Komeiji became our Senior Vice President and General Counsel in June 2008 and is responsible for our legal, government affairs, support services and external affairs. Prior to joining us, Mr. Komeiji was senior partner at Watanabe Ing & Komeiji LLP from 1998 to June 2008, where his practice focused on litigation of complex commercial, personal injury and professional liability matters. He is the past president of the Hawaii State Bar Association and has served on the American Bar Association's Standing Committee on Lawyer Competence.

        William G. Chung became our Vice President of Human Resources & Labor Relations in September 2008. Mr. Chung oversees compensation, benefits, training & development and labor relations and has more than 20 years of experience in human resources. Prior to joining the Company, he served as Vice President of Human Resources & Labor Relations at Hawaiian Tug & Barge/Young Brothers Ltd. from October 1990 to August 2008.

Non-Employee Directors

        Kurt M. Cellar has been a consultant to companies in the telecommunications, retail and insurance industries since January 2008. He previously had been a Partner and Portfolio Manager of Bay Harbour Management L.C., a hedge fund, from 1999 until January 2008. Mr. Cellar has extensive experience in telecommunications, both as an investor and a board member. He currently serves on the Boards of Directors of RCN Corporation, The Penn Traffic Company, Aventine Renewable Energy, Inc., and Six Flags Entertainment Corporation. Mr. Cellar is a Chartered Financial Analyst.

        Warren H. Haruki has been President and Chief Executive Officer of Grove Farm Company, Inc., a privately-held land development company located on Kauai, Hawaii, since February 2005. He also is the Executive Chairman (since January 2009) and Interim Chief Executive Officer (since May 2009) of Maui Land & Pineapple Company, Inc. From 1991 until his retirement in 2003, Mr. Haruki served as President of the predecessors of Hawaiian Telcom, Inc., and as a result is knowledgeable about the strategic issues facing the Company and the Hawaii markets and communities in which the Company operates. During his 26 year career with GTE and Verizon, he gained in-depth experience in all aspects of operations of a telecommunications company. He also serves on the Board of Directors of TeleGuam Holdings, LLC, a privately-owned telecommunications provider serving Guam, as well as the boards of several privately-held companies located in Hawaii. He is a Certified Public Accountant.

        Richard A. Jalkut has been President and Chief Executive Officer of U.S. TelePacific Corp. (dba TelePacific Communications), the third largest wireline telecom provider in California and second largest in Nevada, since 2002. Mr. Jalkut has more than 35 years experience in the telecommunications industry, including previously serving as President and Chief Executive Officer of Pathnet Telecommunications, Inc., a wholesale provider of services to more than one hundred second- and third-tier markets located across the U.S. (filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code in April 2001), and President, Chief Executive Officer and Chairman of NYNEX Telephone Companies. Mr. Jalkut has served on the Board of Directors of other telecom companies, including Covad Communications Group, Inc. from 2005 to 2008 and Birch Telecom from 2000 to 2005. He brings to the Board extensive board experience with both telecom and non-telecom companies and experience managing telecommunication companies, and has an in-depth understanding of the challenges facing the telecommunications industry.

        Steven C. Oldham has been President and Chief Executive Officer of SureWest Communications, a publicly-held integrated communications provider headquartered in Northern California, since January 2006. Prior to joining SureWest, Mr. Oldham served as a Senior Advisor to The Brattle Group, which provides consulting services and expert testimony on economic, finance, regulatory and strategic issues, from May 2002 to May 2005. Mr. Oldham has been a member of SureWest's Board of Directors since January 2004 and was Chairman of its Audit Committee from June 2004 to December 2005. He currently serves as Chairman of the United States Telecom Association, the leading trade association representing broadband service providers, manufacturers and suppliers. He brings to the Board extensive experience managing a telecommunication company and an in-depth understanding of the challenges facing the telecommunications industry.

        Bernard R. Phillips III served as President and Chief Executive Officer of the National Rural Telecommunications Cooperative (NRTC) from 1987 until his retirement at the end of May 2010. NRTC is a cooperative that represents the advanced telecommunications and information technology interests of more than 1,500 rural utilities and affiliates, including an affiliate of the Company. Mr. Phillips serves on the Board of Directors of Digital Bridge Communications Corp., a private operator of WiMAX 4G broadband networks in underserved and rural America, and served on the Board of Director of privately-held Avail-TVN, a digital media services company, until May 12, 2010. Mr. Phillips brings to the Board extensive legislative and regulatory telecom experience and broad experience generally in the telecommunications industry.

        In addition, Eric K. Yeaman serves on the Board of Directors. As the President and Chief Executive Officer of the Company, Mr. Yeaman brings to the Board an in-depth knowledge of the Company's operations and unique insight into the financial and strategic issues facing the Company. He has experience managing large business organizations, has private company and non-profit board experience, has an extensive financial background, and is knowledgeable about the Hawaii markets and communities in which the Company operates.

Committees of the Board of Directors

        Our Board of Directors has an Audit Committee, Compensation Committee, Nominating and Governance Committee and Executive Committee. The Board committees were reconstituted following the Company's emergence from chapter 11. The duties and responsibilities of the Audit Committee include recommending the appointment or termination of the engagement of our independent registered public accounting firm, overseeing the independent registered public accounting firm relationship and reviewing significant accounting policies and controls. The members of the Audit Committee are Messrs. Oldham, Chairman, Cellar, and Phillips, each of whom is an independent director under the applicable NASDAQ listing standards and SEC rules and regulations. The duties and responsibilities of the Compensation Committee include reviewing and approving the compensation of officers and reviewing and making recommendations to the Board of Directors concerning the compensation of the independent directors. The members of the Compensation Committee are Messrs. Haruki, Chairman, and Phillips, each of whom is an independent director under the applicable NASDAQ listing standards and SEC rules and regulations. The duties and responsibilities of the Nominating and Governance Committee include making recommendations regarding individuals qualified to become directors, the structure and composition of the Board of Directors and committees of the Board and corporate governance policies and practices. The members of the Nominating and Governance Committee are Messrs. Jalkut, Chairman, and Cellar, each of whom is an independent director under the applicable NASDAQ listing standards and SEC rules and regulations. The purpose of the Executive Committee is to act for the Board of Directors in the event formal action is required between Board meetings. The members of the Executive Committee are Messrs. Jalkut, Chairman, Haruki, Oldham, and Yeaman.

        The Board of Directors has determined that the Audit Committee includes two "audit committee financial experts", Steven C. Oldham and Kurt M. Cellar, as that term is defined in SEC regulations. Messrs. Oldham and Cellar also are "independent" under the NASDAQ independence standards. In addition, the Board of Directors believes that all of the members of the Audit Committee are fully qualified to address any issues that are likely to come before the Committee, including the evaluation of our financial statements and supervision of our independent registered public accounting firm.

Procedures for Nominations by Security Holders

        The Nominating and Governance Committee does not currently have a policy with regard to the consideration of any director candidates recommended by security holders, because our common stock has not been publicly held, but we contemplate that such a policy will be developed later.

Code of Business Conduct

        We have adopted a Code of Business Conduct that sets forth legal, ethical and other obligations that apply to all of our officers and employees, as well as all parties who work on behalf of us, including but not limited to consultants, in-house contractors, employees of subsidiaries and affiliates and representatives. The Code of Business Conduct is posted in the "Investor Relations—Governance" section of our website at www.hawaiiantel.com. In the event that we make any amendment to, or grant any waiver of, a provision of the Code of Business Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, we intend to disclose such amendment or waiver.

Item 6.    Executive Compensation

Compensation Discussion and Analysis

        The primary objectives of the Compensation Committee with respect to executive compensation include: attracting, retaining and motivating qualified executives; tying annual and long-term compensation to the achievement of specific meaningful corporate and/or individual performance objectives; and aligning the executives' interests with creation of shareholder value. To achieve these objectives, the Compensation Committee implements a comprehensive compensation program that ties a substantial portion of each executive's overall compensation to key performance metrics.

        Our Named Executive Officers are Eric K. Yeaman, Robert F. Reich, Michael F. Edl, John T. Komeiji and Geoffrey W.C. Loui. Mr. Loui resigned effective January 3, 2010. The former Chief Operating Officer, who resigned effective October 28, 2010 and was an employee of Zolfo Cooper Management, LLC (ZC), did not receive a base salary or other compensation directly from the Company. The Company compensated ZC for his management services pursuant to a Services Agreement dated December 1, 2008. See Item 7, "Certain Relationships and Related Transactions, and Director Independence."

        The Company engaged Towers Perrin (now Towers Watson), an independent human resource consulting firm, in 2008 to review the compensation levels of its executives. Towers Perrin conducted a market compensation study of 21 top executive positions based on national market survey data from three public survey data sources (updated to be effective January 1, 2009): the Towers Perrin 2008 Executive and Middle Management Databases, the Watson Wyatt 2008/2009 Top Management Compensation Survey, and the Mercer 2008 Executive Benchmark Database. Data that was segmented by revenue was selected to align with the Company's annual revenues. In addition to the national market survey data, Towers Perrin reviewed compensation data (as reported in proxy statements) for the five highest-paid officers at the following peer telecommunications companies: Alaska Communications Systems Group Inc., CenturyTel Inc., Cincinnati Bell Inc., Consolidated Communications Holdings Inc., Embarq Corporation, FairPoint Communications Inc., Frontier Communications Corporation, Iowa Telecommunications Services Inc., and Windstream Corporation.

        Our Named Executive Officers' compensation currently consists of base salary, annual performance compensation, stock options, and an executive incentive program, and subsequent to our emergence from chapter 11 on October 28, 2010, restricted stock units.

        Base Salary.    Base salaries for our Named Executive Officers are based on the scope of their responsibilities, taking into account competitive market compensation paid by comparable companies for similar positions. The Towers Perrin study determined that our executive base salaries, on average, were approximately at the fiftieth (50th) percentile of the market. The base salaries of our Named Executive Officers were not revised as a result of the study.

        Base salary merit increases for Named Executive Officers are considered each year and are based on the individual performance appraisals of the executives and on the amount of the merit increase pool budgeted by management for the year in question. In addition to the Towers Perrin study, management takes into consideration the salary adjustment survey data obtained from Hawaii businesses by the Hawaii Employers Council. The Chief Executive Officer reviews the performance of the other Named Executive Officers and makes recommendations to the Compensation Committee regarding changes to their base salary. The performance of the CEO is reviewed by the Compensation Committee, which determines the CEO's base salary change as well as the base salary changes of the other Named Executive Officers.

        Merit increases awarded in 2009 to our CEO and other Named Executive Officers were based on individual performance and took into account available telecom and general merit increase projections, including projections from the Hawaii Employers Council's 2008 Salary Adjustment Survey in which 288

Hawaii businesses participated. The Compensation Committee took into account the CEO's waiver of his entire 2008 bonus in deciding to award him a merit increase of 16.0%. The 2009 merit increases for the other Named Executive Officers ranged from 1.3% to 2.5%, based on their individual performance appraisals and reflecting proration based upon their 2008 hire dates.

        Annual Performance Compensation Plan.    The annual Performance Compensation Plan provides our Named Executive Officers and other key employees with the opportunity to obtain, in addition to their base salary, an annual cash performance payment that is dependent upon achieving stated corporate and/or individual performance goals. Any cash performance payments generally are awarded no later than March 15 of the following year. Unless provided otherwise in the Named Executive Officer's employment agreement, employment with the Company at the time of award is a prerequisite to receiving an award. The 2008 Towers Perrin market compensation study determined that the target annual performance payment percentages for the Company's executives were close to or above the market 75th percentile, with the exception of the CEO, whose target performance payment was between the 50th and 75th percentile.

        The Performance Compensation Plan is reviewed annually and its terms may be modified from time to time to reflect changes in the Company's business strategies and focus. The Compensation Committee approves the annual performance payment awards for the Chief Executive Officer and other Named Executive Officers and the corporate and individual performance goals, if any, and their relative weights (as mentioned above, the current Chief Operating Officer is not entitled to participate in the Performance Compensation Plan). The performance payment is calculated as a percentage of the employee's annual salary. For our Named Executive Officers for 2009, the percentages of annual salary used to determine the target performance payment ranged from 66% to 100%. Depending on the achievement of the predetermined targets, the annual performance payment may be less than or greater than the target performance payment. The performance compensation calculations are based on our audited financial results.

        For the 2009 plan year, the Compensation Committee determined in November 2008 that the Performance Compensation Plan should be based on the achievement of both Company financial goals and individual performance goals. The Company financial goals were allocated as follows: 40% on revenue, 40% on adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) and 20% on cash flow. The potential impact of unanticipated restructuring items, if any, would be excluded from the calculation of the 2009 awards. The specific targets were $425 million for revenue, $115 million for adjusted EBITDA and ($25) million for net cash flow. The threshold and maximum levels were 95% and 110%, respectively, of target revenue, 90% and 120%, respectively, of target adjusted EBITDA, and 110% and 80%, respectively, of target net cash flow. The individual performance goals were determined by the CEO and Compensation Committee and were aligned with the Company's core strategies. Individual payouts were contingent upon the executive obtaining a "meets expectations" or better performance evaluation. The weighting between Company financial goals and individual performance goals was greater for executives than for non-executives, reflecting that executives have a greater influence on corporate performance. Company financial goals were given a 75% weighting for all the Named Executive Officers. Target annual performance payments were based on a payout schedule that has a target/maximum of 100%/200% for the CEO and 66%/79.2% for the other Named Executive Officers. The performance payments of executive officers other than the CEO may be subjectively allocated by the CEO within the performance compensation pool composed of senior vice presidents, vice presidents, executive directors and directors.

        In early 2010, management reviewed and compared the completed performance review forms used to evaluate achievement of individual performance goals and found inconsistencies in the quality of the goals and in the evaluation of the achievement of these goals. As a result, management recommended, and the Compensation Committee in March 2010 agreed, that awarding the 2009 performance compensation payments based on the individual performance goals would not achieve the intended purpose, and that the payments for 2009 should be based solely on the achievement of the Company financial goals described above. The Company's performance for 2009 was $409 million for revenue, which was below target but above the threshold level; $116 million for adjusted EBITDA, which was above target but below the maximum level; and ($25) million for net cash flow, which was at target and reflected a downward adjustment to reflect unanticipated restructuring items. Based on the foregoing, the Compensation Committee approved 2009 performance payments for the Named Executive Officers that were 92.6% of their target performance payments, summarized as follows:

Corporate Performance Metric	Target (in millions)	Actual Result (in millions)	Actual Result as a Percentage of Target(1) (rounded)	Weighting	Actual Payout as a Percentage of Target
Revenue	$425	$409	80.7%	40%	32.3%
Adjusted EBITDA	$115	$116	100.8%	40%	40.3%
Net Cash Flow	$(25)	$(25)	100.0%	20%	20.0%

TOTAL					92.6%

(1)
Determined by interpolation based on how the actual results compared to the threshold, target and maximum levels.

        The following chart shows the 2009 target bonus and actual bonus percentages for each Named Executive Officer:

Name	Target as a Percentage of Base Salary	Potential Payout Range as a Percentage of Base Salary	Actual Payout as a Percentage of Base Salary
Eric K. Yeaman	100%	0 - 200%	92.6%
Robert F. Reich	66%	0 - 79.2%	61.1%
Michael F. Edl	66%	0 - 79.2%	61.1%
John T. Komeiji	66%	0 - 79.2%	61.1%
Geoffrey W.C. Loui	66%	0 - 79.2%	61.1%

        The Bankruptcy Court approved the Performance Compensation Plan for the 2009 plan year, and pursuant to the Plan of Reorganization and the Confirmation Order, performance payments for 2009 were made to our Named Executive Officers upon emergence from chapter 11 in the aggregate amount of approximately $1,380,000. Solely at our discretion, additional performance-based compensation may be paid to our Named Executive Officers and other key employees. No such additional performance payments were paid to a Named Executive Officer for the 2009 plan year.

        Stock Option Plan.    The Stock Option Plan of Hawaiian Telcom Holdco, Inc. (the "Stock Option Plan") was intended (1) to provide additional long-term incentives to our Named Executive Officers, other key employees and our directors and (2) to recruit and retain executives, other key employees and directors. Stock option grants generally were made at the commencement of service; annual grants of stock options were not made. No options were granted in 2009 to our Named Executive Officers. None of the stock options granted under the Stock Option Plan have been exercised and the recipients of stock options have never received any value from the Stock Option Plan. Pursuant to the Plan of Reorganization, effective upon the Company's emergence from chapter 11 on October 28, 2010, the Stock Option Plan and all outstanding options granted thereunder were terminated. As contemplated by the Plan of Reorganization, on October 29, 2010, the Board of Directors of the reorganized Company adopted the 2010 Equity Incentive Plan, which provides employees and non-employees directors of the Company and its subsidiaries with the opportunity to receive stock options, restricted stock units, and other equity-based awards. The maximum number of shares of New Common Stock issuable pursuant to awards granted under the 2010 Equity Incentive Plan is 1,400,000 shares.

        Executive Incentive Program.    A specific objective of the Compensation Committee in late 2008 was to provide executive officers with an appropriate performance and retention incentive during the Company's balance sheet restructuring process that would take into account the Company's lack of an adequate long-term incentive program. In late 2008, the Compensation Committee recommended, and the Board of Directors subsequently adopted, a performance-based Executive Incentive Program formulated by Towers Perrin that provided for performance and retention incentive payouts to executives that would be based on the equity commitments made to the executives when they joined the Company and reflected the fact that the Company stock option program no longer provided a meaningful reward opportunity. The payouts would be based on the Company achieving the same minimum, target, and maximum performance metrics applicable to the Performance Compensation Plan for the 2008 and 2009 plan years. The threshold and maximum levels would be 75% and 120%, respectively, of target. Payouts would be in two increments: 50% would be based on 2008 performance and be paid upon completion of the restructuring process but no earlier than payouts under the 2008 Performance Compensation Plan, and 50% would be based on 2009 performance and be deferred to two years after approval of the Program. No amounts had been paid under this Program, however. The Company did not seek Bankruptcy Court approval of this Program and, accordingly, the Program was deemed terminated upon the Company's emergence from chapter 11. The Board of Directors of the reorganized Company subsequently determined that it was in the best interests of the Company to adopt an alternative program to provide the executives with one-time performance payments which served to recognize (i) the executives' dedicated efforts and performance throughout the chapter 11 process that began in 2008, (ii) their decision to remain with the Company during the chapter 11 process and thereby ensure a successful restructuring, (iii) the equity commitments that had been made to them when they joined the Company, and (iv) the lack of an adequate long-term incentive program during this period of time. Accordingly, on October 29, 2010, the Board adopted a Special Performance Program pursuant to which payments were made to executives following emergence from chapter 11 in an aggregate amount of approximately $2,400,000, and payments of like amounts would be made following and subject to continued employment through the end of 2010.

        Other Compensation.    In 2009, our Named Executive Officers were eligible to participate in the following plans, benefits and perquisites:

  1.
  Voluntary defined contribution plan (401(k)), group medical plans and other benefit plans available to salaried employees generally (with the exception of group life, disability and accidental death and dismemberment insurance).

  2.
  Company-funded executive group life, disability and accidental death and dismemberment insurance.

  3.
  Reimbursement of out-of-pocket health expenses.

  4.
  Entitlement to severance benefits in the event of termination of employment under certain circumstances.

        While we intend to continue to maintain our current benefits and perquisites for our Named Executive Officers, we have discretion to revise, amend or add to them. We believe these benefits and perquisites are at competitive levels for comparable companies.

Summary Compensation Table

        The following table sets forth information regarding compensation earned during 2009 by our principal executive officer and principal financial officer during 2009 and the three other most highly compensated executive officers who were serving as executive officers at the end of 2009 (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Eric K. Yeaman	2009	673,846	0	—	—	623,981	—	26,297	1,324,125
President and Chief Executive Officer
Robert F. Reich	2009	318,154	0	—	—	194,443	—	19,146	531,742
Senior Vice President, Chief Financial Officer and Treasurer
Geoffrey W.C. Loui(1)	2009	301,323	0	—	—	184,157	—	326,338	811,818
Senior Vice President - Strategy & Marketing
John T. Komeiji	2009	316,000	0	—	—	193,126	—	21,400	530,526
Senior Vice President and General Counsel
Michael F. Edl	2009	303,846	0	—	—	185,699	—	25,610	515,155
Senior Vice President - Network Services

(1)
Mr. Loui left the Company effective January 3, 2010.

(2)
Represents cash performance payments earned for the fiscal year identified in column (b) under the Company's Performance Compensation Plan. Payments are subject to reduction in the event the aggregate payments under the Performance Compensation Plan exceeds $8.5 million, are deferred until the Company's emergence from chapter 11, and are conditioned upon the Named Executive Officer's continued employment by the Company until the payment date. In the case of Mr. Loui, the severance provision of his employment agreement waives the continued employment condition.

(3)
"All Other Compensation" in 2009 includes: (i) amounts contributed by the Company to its 401(k) plan (Mr. Yeaman—$16,500, Mr. Reich—$14,012, Mr. Loui—$16,500, Mr. Komeiji—$16,500, and Mr. Edl—$16,500), (ii) amounts accrued pursuant to employment agreements in connection with termination of employment, which are subject to reduction in the event of violation of certain covenants described in the employment agreements or employment with another company based on more than twenty hours per week (Mr. Loui—$304,000), (iii) premiums paid with respect to supplemental term life, accidental death and dismemberment, disability and health benefits for the benefit of the Named Executive Officers, and (iv) reimbursement of out-of-pocket medical expenses for each of the Named Executive Officers.

Employment Agreements

        Each of Messrs. Yeaman, Reich, Loui, Komeiji and Edl had entered into an employment agreement with us. As a result of the termination of employment of Mr. Loui in January 2010, his employment agreement has terminated.

        Each of the employment agreements of Messrs. Reich, Komeiji, and Edl has no specified term but instead provides that the Named Executive Officer is an employee at-will of the Company and that either party may terminate the employment agreement at any time. Mr. Yeaman's employment agreement, which had an initial four-year term that began June 16, 2008, was amended in April 2010 effective upon the Company's emergence from chapter 11 to provide for a term of four years beginning with the date of the Company's emergence from chapter 11, renewable by the Company's Board of Directors upon written notice no later than ninety days prior to the end of such new four-year term. The amended employment agreement was entered into to accommodate the Company's emergence from chapter 11 and required Mr. Yeaman to forego certain payments to which he was entitled under his original employment agreement in the event of a "Change in Control" or "Exit Event" as defined in the agreement (including foregoing a $5 million cash payment related to the change in ownership resulting from the Company's emergence from chapter 11), in partial consideration for which Mr. Yeaman is to receive a one-time $600,000 cash payment within thirty days following emergence from chapter 11. The amended employment agreement further provides that Mr. Yeaman's target and maximum opportunity under the Company's Performance Compensation Plan will be 100% of his base salary, that his potential lump sum cash severance payment in the event of termination without cause or for good reason will be two times the sum of his annual base salary and his target level payment under the Performance Compensation Plan, and that he will be entitled to receive, under the 2010 Equity Incentive Plan, restricted stock units with a potential value of $1.2 million that vest in equal annual installments over four years and restricted stock units with a potential value of $1.2 million that vest only upon the achievement of performance goals to be established annually by the Compensation Committee. The vesting is subject to Mr. Yeaman's continued employment with the Company on each applicable vesting date and is subject to accelerated vesting in the event of a change of control of the Company, termination of Mr. Yeaman's employment without cause or for good reason, or his death or disability.

        Under the terms of their employment agreements, Messrs. Reich, Komeiji, and Edl also are each eligible to receive an annual performance payment under our Performance Compensation Plan, pursuant to which performance payments are tied to achieving certain corporate and/or individual performance goals, with a target performance payment of 66% of annual base salary. They each also are entitled to participate in (i) our stock option plan and (ii) our employee benefit plans, programs and arrangements at a level commensurate with the executive's position.

Grants of Plan-Based Awards

        The following table summarizes pertinent information concerning plan-based awards granted to the Named Executive Officers during 2009:

Grants of Plan-Based Awards

								All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)		Grant Date Fair Value of Stock and Option Awards ($)
										Exercise or Base Price of Option Awards ($/Sh)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Eric K. Yeaman	—	505,385	673,846	1,347,692	—	—	—	—	—	—	—
President and Chief Executive Officer and Director
Robert F. Reich	—	157,487	209,982	251,978	—	—	—	—	—	—	—
Senior Vice President, Chief Financial Officer and Treasurer
Geoffrey W.C. Loui	—	149,155	198,873	238,648	—	—	—	—	—	—	—
Senior Vice President - Strategy & Marketing
John T. Komeiji	—	156,420	208,560	250,272	—	—	—	—	—	—	—
Senior Vice President and General Counsel
Michael F. Edl	—	150,404	200,538	240,646	—	—	—	—	—	—	—
Senior Vice President - Network Services

(1)
Represents estimated payouts under the Company's Performance Compensation Plan. The actual payouts are reflected in column (g) of the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes the outstanding equity award holdings held by the Named Executive Officers at December 31, 2009. There was no public trading market for the common stock of the Company as of December 31, 2009.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards										Stock Awards
Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Market Value of Shares or Units of Stock That Have Not Vested ($)
					Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)						Number of Shares or Units of Stock That Have Not Vested (#)
	Number of Securities Underlying Unexercised Options		Number of Securities Underlying Unexercised Options
Option Exercise Price ($)
Name	(#) Exercisable		(#) Unexercisable						Option Expiration Date
(a)	(b)		(c)		(d)		(e)		(f)		(g)	(h)	(i)	(j)
Eric K. Yeaman	—		—		—		—		—		—	—	—	—
President and Chief Executive Officer and Director
Robert F. Reich	58	(1)	89	(1)	440	(1)	1,000	(1)	5/21/2017	(1)	—	—	—	—
Senior Vice President, Chief Financial Officer and Treasurer
Geoffrey W.C. Loui	—		—		—		—		—		—	—	—	—
Senior Vice President - Strategy & Marketing
John T. Komeiji	—		—		—		—		—		—	—	—	—
Senior Vice President and General Counsel
Michael F. Edl	—		—		—		—		—		—	—	—	—
Senior Vice President - Network Services

(1)
The grant date for this option was May 22, 2007. Twenty-five percent of this option was subject to time vesting (5% on each anniversary of the hire date), and the other 75% was performance-based and was exercisable when certain targets for EBITDA, revenue and free cash flow were met (up to 15% each year beginning with the year of grant). This option was terminated upon our emergence from chapter 11 on October 28, 2010.

Option Exercises and Stock Vested

        There were no exercises of stock options or vesting of stock by the Named Executive Officers during 2009.

Pension Benefits

        None of the Named Executive Officers participate in or have account balances in the Hawaiian Telcom Management Pension Plan.

Nonqualified Deferred Compensation

        None of the Named Executive Officers participate in or have account balances in a non-qualified defined contribution plan or other deferred compensation plan maintained by the Company.

Potential Payments on Termination or Change in Control

        The quantities stated below assume termination as of December 31, 2009 unless the executive is no longer employed by the Company, in which case the stated quantities are the amounts actually paid or estimated to be paid.

        Upon termination of Mr. Yeaman's employment either by us without cause or by him for good reason as of December 31, 2009, he was entitled to receive a lump sum equal to (i) three times the sum of his annual base salary and his annual performance payment at the Target level under the Performance Compensation Plan ($4,109,538), and (ii) the amount of his annual performance payment deemed to be earned for the most recent fiscal year but not yet paid, in the event the termination occurs after the beginning of the year but prior to the date of payment under the Performance Compensation Plan ($623,981). In the event of a change in control of the Company as of December 31, 2009, Mr. Yeaman was entitled to receive a cash payment which would be calculated in accordance with a formula described in his employment agreement at the time ($5,000,000). As described in "—Employment Agreements" above, Mr. Yeaman's employment agreement was amended in April 2010 effective upon the Company emergence from chapter 11, resulting in, among other things, a reduction in the severance payable upon termination and elimination of the cash payment payable in the event of a change in control.

        Upon termination of Mr. Reich's employment by us without cause, he is entitled to (i) continue to receive his base salary for twelve months following termination ($320,000), subject to termination in the event he breaches any of the covenants described in his employment agreement or becomes employed with another company based on more than twenty hours per week, (ii) continue to receive, for the time period set forth in clause (i), coverage for himself and any dependents under the Company group health benefit plans in which they were entitled to participate immediately prior to the date of termination other than certain supplemental coverage plans available to senior executives ($9,052), and (iii) a pro rata portion of his performance payment under the Performance Compensation Plan for the year of termination ($194,443), to be paid at the same time as bonuses are paid to the other executive officers.

        Upon termination of Mr. Komeiji's employment either by us without cause or by him for good reason, he is entitled to (i) continue to receive his base salary for twelve months following termination ($317,200), subject to termination in the event he breaches any of the covenants described in his employment agreement, (ii) continue to receive, for the time period set forth in clause (i), coverage for himself and any dependents under the Company group health benefit plans in which they were entitled to participate immediately prior to the date of termination other than certain supplemental coverage plans available to senior executives ($13,486), and (iii) a pro rata portion of his performance payment under the Performance Compensation Plan for the year of termination ($193,127), to be paid at the same time as bonuses are paid to the other executive officers. His employment agreement also provides that, upon termination of his employment due to his death or disability, he or his estate shall be entitled to receive a lump sum equal to six months of his base salary ($158,600) and the pro rata portion of his performance payment under the Performance Compensation Plan based upon the Company's year-to-date performance ($193,127), to be determined in good faith by the Compensation Committee.

        Upon termination of Mr. Edl's employment either by us without cause or by him for good reason, he is entitled to (i) continue to receive his base salary for twelve months following termination ($305,000), subject to termination in the event he breaches any of the covenants described in his employment agreement or becomes employed with another company based on more than twenty hours per week, (ii) continue to receive, for the time period set forth in clause (i), coverage for himself and any dependents under the Company group health benefit plans in which they were entitled to participate immediately prior to the date of termination other than certain supplemental coverage plans available to senior executives ($13,486), and (iii) a pro rata portion of his performance payment under the Performance Compensation Plan for the year of termination ($185,699), to be paid at the same time as bonuses are paid to the other executive officers. His employment agreement also provides that, upon termination of his employment due to his death or disability, he or his estate shall be entitled to receive a lump sum equal to six months of his base salary ($152,500) and the pro rata portion of his performance payment under the Performance Compensation Plan based upon the Company's year-to-date performance ($185,699), to be determined in good faith by the Compensation Committee.

        In addition, upon termination of employment, each of the Named Executive Officers will be entitled to receive the sum of his unpaid annual base salary through the date of termination, any unpaid expenses, and any unpaid accrued vacation pay.

        The following table reflects the total payments that each Named Executive Officer would have received if the following events had occurred as of December 31, 2009:

Name	Termination w/o Cause or Resignation for Good Reason	Termination Upon Death/Disability	Change in Control
Eric K. Yeaman	$4,733,519	$0	$5,000,000
Robert F. Reich	$523,495	$0	$0
John T. Komeiji	$523,813	$351,727	$0
Michael F. Edl	$504,185	$338,199	$0

        Each employment agreement prohibits the Named Executive Officer from competing with us or soliciting our employees and customers during the term of his employment and for one year (two years in the case of Mr. Yeaman) following the termination of his employment or the expiration of his term of employment, whichever is longer. Each employment agreement also places restrictions on the dissemination by the Named Executive Officer of confidential or proprietary information.

2010 Equity Incentive Plan

        As contemplated by the Plan of Reorganization, on October 29, 2010, the Board of Directors of the reorganized Company adopted the 2010 Equity Incentive Plan, which provides employees and non-employees directors of the Company and its subsidiaries with the opportunity to receive stock options, restricted stock units, and other equity-based awards. The maximum number of shares of New Common Stock issuable pursuant to awards granted under the 2010 Equity Incentive Plan is 1,400,000 shares.

Director Compensation

        Prior to our emergence from chapter 11 on October 28, 2010, directors who were employees of The Carlyle Group or the Company (or affiliates thereof) were not separately compensated for their service as directors, while non-employee directors received an annual cash retainer of $50,000 and an additional $5,000 if also serving as Chairperson of a Committee of the Board of Directors. Walter A. Dods, Jr., an independent director, had requested and agreed to $1 per year in return for serving as Chairman of the Board. The non-employee directors also received an attendance fee of $1,500 per Board or Committee meeting attended in person and $1,000 per Board or Committee meeting attended telephonically. In addition, we granted non-qualified stock options to purchase shares of our common stock to each non-employee director upon commencement of service pursuant to our former Stock Option Plan. These options were terminated upon the Company's emergence from chapter 11.

        Following our emergence from chapter 11, non-employee directors receive an annual cash retainer of $50,000, an additional $25,000 if also serving as Chairman of the Board, and an additional annual fee if also serving as Chairperson of a Committee of the Board of Directors ($15,000 for the Audit

Committee, $10,000 for the Compensation Committee, and $5,000 for each of the Nominating and Governance Committee and Executive Committee). The non-employee directors also receive an attendance fee of $1,500 per Board or Committee meeting attended in person or telephonically. In addition, we granted restricted stock units pursuant to our 2010 Equity Incentive Plan to each non-employee director upon commencement of service.

        The following table sets forth a summary of the compensation we paid to our directors during 2009.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Walter A. Dods, Jr.	92,501	—	—	—	—	0	92,501
James A. Attwood, Jr.	0	—	—	—	—	0	0
Stephen C. Gray	86,500	—	—	—	—	0	86,500
William E. Kennard(1)	0	—	—	—	—	0	0
Alan M. Oshima	102,000	—	—	—	—	0	102,000
Raymond A. Ranelli(2)	39,500	—	—	—	—	0	39,500
Eric K. Yeaman	0	—	—	—	—	0	0

(1)
Mr. Kennard resigned from the Board effective December 1, 2009.

(2)
Mr. Ranelli resigned from the Board effective June 30, 2009.

Compensation Committee Interlocks and Insider Participation

        Prior to our emergence from chapter 11 on October 28, 2010, the members of our Compensation Committee were Messrs. Attwood (Chairman), Dods and Oshima. Other than Mr. Oshima, who served as Senior Vice President and General Counsel of the Company from February 2005 to June 2008, none of the former members of our Compensation Committee had served as an officer or employee of the Company. Mr. Attwood is associated with The Carlyle Group. Affiliates of The Carlyle Group previously controlled the common stock of the Company and therefore had the power to control our affairs and policies. In addition, The Carlyle Group and its affiliates had entered into a management agreement with us relating to the provision of certain financial and strategic advisory services and consulting services. See Item 7, "Certain Relationships and Related Transactions, and Director Independence."

        Following our emergence from chapter 11, the members of our Compensation Committee are Messrs. Haruki (Chairman) and Phillips. None of the members of our Compensation Committee serves, or has served, as an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers who serve on our Board of Directors or Compensation Committee.

Item 7.    Certain Relationships and Related Transactions, and Director Independence

        The Company's Code of Business Conduct requires employees to disclose any actual or perceived conflict of interest and any material transaction that could be expected to give rise to a conflict of interest, including a potential related party transaction. Any potential conflict of interest must be approved by the Chief Executive Officer, or if the conflict of interest involves a material amount, by the Board of Directors. Directors also are required, pursuant to the Code of Conduct for the Directors of the Company, to disclose any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company. Such disclosure must be made promptly to the Chairman of the Nominating and Governance Committee. In addition, the Charter of the Audit Committee requires the Audit Committee to review reports and disclosures of related party transactions.

Services Agreements

        Pursuant to a Services Agreement with Kevin J. Nystrom and Zolfo Cooper Management, LLC (ZC) dated as of December 1, 2008, and until his resignation effective October 28, 2010, Mr. Nystrom served as Chief Operating Officer of the Company, leading the Company's restructuring efforts and performing certain management services for the Company. Under the Services Agreement, the Company agreed to pay ZC a monthly fee of $225,000 for the services of Mr. Nystrom and associate directors assigned by ZC to perform services under the Services Agreement. The monthly fee subsequently was reduced to $90,000 beginning January 1, 2010 pursuant to an Amendment No. 1 to the Services Agreement dated as of December 1, 2008, in light of the Bankruptcy Court's confirmation of the Plan of Reorganization. The term of the Services Agreement continues on a month-to-month basis until terminated by either party at the end of any month upon written notice to the other party.

        Pursuant to an Independent Contractor Agreement with Fisher Global Inc. and Bradley J. Fisher dated as of December 23, 2009, Mr. Fisher serves as our Senior Vice President—Strategy and Marketing. Under the Independent Contractor Agreement, which any party may terminate at any time upon not less than sixty days prior written notice, Fisher Global Inc. is paid a monthly fee of $36,500 plus Hawaii general excise tax for the services of Mr. Fisher and received a one-time $20,000 mobilization fee. Mr. Fisher does not receive a base salary or other compensation or benefits from the Company. In addition, in 2009 Mr. Fisher rendered consulting services to the Company as an independent contractor for EMC Corporation.

        Pursuant to a Consulting Agreement, dated as of May 13, 2008, by and between the Company and AMO Consulting, LLC, Alan M. Oshima, who retired as Senior Vice President and General Counsel effective June 1, 2008, served as a Senior Advisor to the Company for a one-year term that ended May 31, 2009. The monthly consulting fee paid to AMO Consulting, LLC for Mr. Oshima's services was $46,000 plus Hawaii general excise tax during the first six months of the term and $20,000 plus Hawaii general excise tax during the remainder of the term. Such services did not include legal services or his service as a member of the Company's Board of Directors.

Management Agreement with The Carlyle Group

        In connection with the 2005 Acquisition, we entered into a management consulting agreement with The Carlyle Group for the provision of certain financial and strategic advisory services and consulting services. The agreement required payment to The Carlyle Group of an annual monitoring fee equal to $1.0 million that commenced in 2005 and was suspended effective September 30, 2008. In addition, we paid The Carlyle Group a one-time transaction fee for structuring the 2005 Acquisition and related transactions. The agreement also provided for reimbursement of fees and expenses paid by The Carlyle Group for our account. In addition, under the terms of the agreement, The Carlyle Group had the right to act, in return for additional fees, as our financial advisor or investment banker for any merger, acquisition, disposition, finance or the like if we decided we needed to engage someone to fill such a role. We agreed to indemnify The Carlyle Group and its officers and representatives for losses relating to the services contemplated by the agreement and the engagement of affiliates of The Carlyle Group pursuant to and the performance by them of the services contemplated by, the agreement. The agreement terminated upon our emergence from chapter 11.

Management Rights Agreement with The Carlyle Group

        In connection with the 2005 Acquisition, the Company, Hawaiian Telcom Communications, Inc., Hawaiian Telcom, Inc., Hawaiian Telcom Services Company, Inc., and affiliates of The Carlyle Group entered into a management rights agreement. Among other things, the Company and Hawaiian Telcom Communications, Inc. agreed to the following:

  •
  to grant The Carlyle Group the right to nominate one director to serve on the Company's Board of Directors ;

  •
  to grant The Carlyle Group the right to nominate one director to serve on the Board of Directors of each of Hawaiian Telcom, Inc. and Hawaiian Telcom Services Company, Inc.;

  •
  to vote all of their beneficially owned voting securities in Hawaiian Telcom, Inc. and Hawaiian Telcom Services Company, Inc. to elect the director nominated by The Carlyle Group to serve as a member of each of the Board of Directors of Hawaiian Telcom, Inc. and Hawaiian Telcom Services Company, Inc.; and

  •
  to grant an irrevocable proxy to The Carlyle Group to vote their voting securities in Hawaiian Telcom, Inc. and Hawaiian Telcom Services Company, Inc. to elect the director nominated by The Carlyle Group to serve as a member of each of the Board of Directors of Hawaiian Telcom, Inc. and Hawaiian Telcom Services Company, Inc.

        The management rights agreement terminated upon our emergence from chapter 11.

Director Independence

        The Board of Directors has determined that all of the directors other than Mr. Yeaman are independent based on the NASDAQ rules.

Item 8.    Legal Proceedings

        We are involved in various claims, legal actions and regulatory proceedings arising from time to time in the ordinary course of business. Other than the matter set forth below, in the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our combined financial position, results of operations or cash flows.

        On December 1, 2008, the Company, Hawaiian Telcom Communications, Inc., Hawaiian Telcom, Inc., Hawaiian Telcom Services Company, Inc. and certain other affiliates filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware in order to facilitate the balance sheet restructuring. Venue of the chapter 11 cases was transferred to the United States Bankruptcy Court for the District of Hawaii on December 22, 2008. The Bankruptcy Court entered a Confirmation Order on December 30, 2009 confirming our Plan of Reorganization. The Plan of Reorganization became effective, and the Company and other Debtors emerged from chapter 11, on October 28, 2010. In the course of the chapter 11 cases, various creditors, including certain of our Named Executive Officers, had filed proofs of claim. These claims are being resolved as part of the resolution of the chapter 11 cases, and we continue to evaluate possible objections to certain proofs of claim. Under our Plan of Reorganization, $500,000 was set aside to cover claims of unsecured creditors.

Item 9.    Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

        There currently is no established public market for our common stock. Upon emergence from chapter 11, our former common stock was extinguished, and the New Common Stock was issued to the holders of senior secured claims in our chapter 11 cases as well as certain holders of unsecured claims who exercised subscription rights for the right to receive shares of New Common Stock. We have filed an application to list the New Common Stock on the NASDAQ Stock Market.

Stockholders

        Prior to our emergence from chapter 11 on October 28, 2010, all of our common stock was held directly by the Carlyle Funds. As of October 28, 2010, we had ninety-six holders of record of our New Common Stock.

Dividends

        We have not declared or paid any dividends on the New Common Stock. Our current senior secured credit facilities limit our ability to declare or pay dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

        Stock options were authorized to be issued under our former Stock Option Plan. Under the Plan of Reorganization, the Stock Option Plan and all options issued thereunder were terminated as of the Effective Date. On October 29, 2010, the Board of Directors of the reorganized Company adopted the 2010 Equity Incentive Plan, pursuant to which stock options, restricted stock units, and other equity-based awards are authorized to be issued to employees and non-employee directors. A maximum of 1,400,000 shares of New Common Stock is issuable pursuant to awards granted under the 2010 Equity Incentive Plan.

        The following table reflects information as of December 31, 2009 with respect to our former Stock Option Plan:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	2,661	$1,000	34,593
Total	2,661	$1,000	34,593

Item 10.    Recent Sales of Unregistered Securities

        Pursuant to the Plan of Reorganization, certain senior notes holders with allowed claims (the "eligible senior notes claim holders") who certified that they were qualified institutional buyers as defined in Rule 144A under the Securities Act of 1933, as amended, or accredited investors as defined in Rule 501 under the Securities Act of 1933, as amended, received subscription rights entitling them to purchase their pro rata share of 3,125,000 shares of the New Common Stock that was issued on the Effective Date. The rights offering commenced on September 23, 2009 and expired on September 30, 2009. Holders of subscription rights intending to participate in the rights offering were required to elect to exercise their subscription rights and pay the subscription purchase price of $16.00 per share prior to the expiration of the rights offering. The rights offering was subject to a minimum participation of $1,000,000. A total of three eligible senior notes claim holders timely exercised their subscription rights, paying a total of $2,161,008 to the rights offering agent for the right to receive a total of 135,063 shares of New Common Stock. The Company received these funds at the Effective Date of the Plan of Reorganization.

Item 11.    Description of Registrant's Securities to Be Registered

        The securities to be registered consists of the 10,000,000 shares of the New Common Stock that were issued upon emergence from chapter 11 to the holders of senior secured claims in our chapter 11 cases and 135,063 shares of New Common Stock that were issued to certain holders of unsecured claims who exercised subscription rights for the right to receive shares of New Common Stock. In accordance with the Amended and Restated Certificate of Incorporation of the Company that was filed on the Effective Date, our authorized capital stock consists of 245,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share issuable in one or more series. All of the shares of New Common Stock issued pursuant to the Plan of Reorganization are duly authorized, validly issued, fully paid and non-assessable. We have filed an application to list the New Common Stock on the NASDAQ Stock Market.

        The Amended and Restated Certificate of Incorporation provides that holders of our New Common Stock are entitled to one vote per share for each share of New Common Stock held by such holder on all matters on which stockholders generally are entitled to vote. The Board of Directors may declare dividends and other distributions in cash, property or shares of stock of the Company on our New Common Stock, subject to the preferences applicable to any series of preferred stock outstanding at any time. The holders of our New Common Stock have no cumulative voting rights, liquidation rights, preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our New Common Stock. The Amended and Restated Certificate of Incorporation prohibits us from issuing non-voting equity securities and does not contain any redemption or sinking fund provisions; however, it expressly permits the Company to purchase shares of outstanding capital stock of the Company, or the right to purchase any such shares of capital stock, from any holder thereof on terms and conditions established by the Board of Directors of the Company or a duly authorized committee thereof.

        The rights of holders of our New Common Stock are subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The Amended and Restated Certificate of Incorporation authorizes the Board of Directors, without stockholder approval, to provide, out of the unissued shares of preferred stock, for series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including voting powers, if any), preferences and relative, participating, optional or other special rights, if any, or the qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Delaware General Corporation Law (DGCL).

        The Plan of Reorganization provides that, upon the Effective Date, in the event the Company determines that a registration rights agreement and/or a shareholders' agreement are advisable, then, subject to obtaining the consent of the administrative agent for the Senior Secured Creditors, the Company shall enter into such agreements with each entity that is to be a counter-party thereto or such agreements that shall be deemed to be valid, binding and enforceable in accordance with their respective terms, which each holder of New Common Stock shall be bound thereby, in each case without the need for execution by any party thereto other than the Company. Notwithstanding the foregoing, holders of New Common Stock may be permitted to be signatories to the registration rights agreement and shareholders' agreement (if any), if they so desire. The Company does not expect to enter into any registration rights agreements.

Item 12.    Indemnification of Directors and Officers

        Section 145 of the DGCL authorizes a corporation, subject to the procedures and limitations stated therein, to indemnify its directors, officers, employees and agents against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In the case of proceedings brought by or on behalf of the corporation, indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation, unless the court determines otherwise. The statute provides that indemnification pursuant to its provisions is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Our Bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by applicable law.

        Our Amended and Restated Certificate of Incorporation eliminates the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth therein. In addition, we may purchase and maintain insurance on our behalf and on behalf of a person who is or was a director, officer, employee or agent of ours, or was serving at our request as a director, officer, employee or agent of another entity, against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, whether or not we would have the power to indemnify such person against such expenses, liability or loss under the DGCL.

Item 13.    Financial Statements and Supplementary Data

        The financial statements required to be included in this registration statement appear immediately following the signature page to this registration statement beginning on page F-1.

Item 14.    Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

        None.

Item 15.    Financial Statements and Exhibits

(a)
The following financial statements are being filed as part of this Registration Statement.

1.
Hawaiian Telcom Holdco, Inc. consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

2.
Hawaiian Telcom Holdco, Inc. condensed consolidated financial statements as of September 30, 2010 and December 31, 2009 and for the nine months ended September 30, 2010 and 2009.

3.
Financial Statement Schedules. All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

(b)
Exhibits required by Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
2.1	Plan of Reorganization, dated December 30, 2009, confirmed by the Bankruptcy Court (incorporated by reference to Exhibit 2.1 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

3.1	Amended and Restated Certificate of Incorporation of Hawaiian Telcom Holdco, Inc., filed October 28, 2010 with The State of Delaware.

3.2	Bylaws of Hawaiian Telcom Holdco, Inc., amended and restated effective November 9, 2010.

4.1	Indenture with respect to the Senior Floating Rate Notes due 2013 and the 9.75% Senior Fixed Rate Notes due 2013 between Hawaiian Telcom Communications, Inc. and U.S. Bank National Association, as trustee, dated May 2, 2005 (incorporated by reference to Exhibit 4.1 on Hawaiian Telcom Communications, Inc.'s Form S-4, File No. 333-131152, filed with the SEC on January 19, 2006).

4.2	Form of Senior Floating Rate Notes due 2013 (included in exhibit 4.1) (incorporated by reference to Exhibit 4.2 on Hawaiian Telcom Communications, Inc.'s Form S-4, File No. 333-131152, filed with the SEC on January 19, 2006).

4.3	Form of 9.75% Senior Fixed Rate Notes due 2013 (included in exhibit 4.1) (incorporated by reference to Exhibit 4.3 on Hawaiian Telcom Communications, Inc.'s Form S-4, File No. 333-131152, filed with the SEC on January 19, 2006).

4.4	Indenture with respect to the 12 1/2% Senior Subordinated Notes due 2015 between Hawaiian Telcom Communications, Inc. and U.S. Bank National Association, as trustee, dated May 2, 2005 (incorporated by reference to Exhibit 4.4 on Hawaiian Telcom Communications, Inc.'s Form S-4, File No. 333-131152, filed with the SEC on January 19, 2006).

4.5	Form of 12 1/2% Senior Subordinated Notes due 2015 (included in exhibit 4.4) (incorporated by reference to Exhibit 4.5 on Hawaiian Telcom Communications, Inc.'s Form S-4, File No. 333-131152, filed with the SEC on January 19, 2006).

4.6	Form of Common Stock Certificate.

4.7	Warrant Agreement and form of Warrant Certificate dated October 28, 2010, between Hawaiian Telcom Holdco, Inc. and U.S. Bank National Association.

10.1	Amended and Restated Credit Agreement, dated as of June 1, 2007, among Hawaiian Telcom Holdco, Inc., Hawaiian Telcom Communications, Inc., the lenders party thereto, Lehman Commercial Paper Inc., as administrative agent and collateral agent, JPMorgan Chase Bank, N.A., as syndication agent, and CoBank, ACB and Wachovia Bank, N.A., as co-documentation agents (incorporated by reference to Exhibit 10.1 on Hawaiian Telcom Communications, Inc.'s Form 8-K, File No. 333-131152, filed with the SEC on June 7, 2007).

10.2	Amended and Restated Guarantee and Collateral Agreement, dated as of June 1, 2007, among Hawaiian Telcom Holdco, Inc., Hawaiian Telcom Communications, Inc., Hawaiian Telcom, Inc., Hawaiian Telcom Services Company, Inc. and Lehman Commercial Paper Inc., as collateral agent (incorporated by reference to Exhibit 10.2 on Hawaiian Telcom Communications, Inc.'s Form 8-K, File No. 333-131152, filed with the SEC on June 7, 2007).

Exhibit No.		Description of Exhibit
10.3		Supply Chain Services Agreement by and between Hawaiian Telcom Communications, Inc. and KGP Logistics, Inc. (KGP) dated December 7, 2009 (incorporated by reference to Exhibit 10.3 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

10.4		Intellectual Property Agreement between GTE Corporation, Hawaiian Telcom Holdco, Inc., Verizon HoldCo LLC and Hawaiian Telcom Communications, Inc., dated May 2, 2005 (incorporated by reference to Exhibit 10.11 on Hawaiian Telcom Communications, Inc.'s Form S-4, File No. 333-131152, filed with the SEC on January 19, 2006).

10.5		Verizon Proprietary Software License Agreement between GTE Corporation and Hawaiian Telcom Communications, Inc., effective as of May 2, 2005 (incorporated by reference to Exhibit 10.12 on Hawaiian Telcom Communications, Inc.'s Form S-4, File No. 333-131152, filed with the SEC on January 19, 2006).

10.6		Amendment No. 1, dated March 5, 2007, to the Verizon Proprietary Software License Agreement between GTE Corporation and Hawaiian Telcom Communications, Inc., effective as of May 2, 2005 (incorporated by reference to Exhibit 10.17 on Hawaiian Telcom Communications, Inc.'s Form 10-K, File No. 333-131152, filed with the SEC on April 2, 2007).

10.7		Management Consulting Agreement between Hawaiian Telcom Communications, Inc. and TC Group, L.L.C., dated as of April 13, 2005 (incorporated by reference to Exhibit 10.22 on Hawaiian Telcom Communications, Inc.'s Form S-4, File No. 333-131152, filed with the SEC on January 19, 2006).

10.8		Management Rights Agreement among Carlyle Partners III Hawaii, L.P., CP III Coinvestment, L.P., Carlyle Hawaii Partners, L.P., Hawaiian Telcom Holdco, Inc., Hawaiian Telcom Communications, Inc., Hawaiian Telcom, Inc. and Hawaiian Telcom Services Company, Inc. (incorporated by reference to Exhibit 10.23 on Hawaiian Telcom Communications, Inc.'s Form S-4, File No. 333-131152, filed with the SEC on January 19, 2006).

10.9		Services Agreement between Hawaiian Telcom Communications, Inc. and Kevin J. Nystrom and Zolfo Cooper Management, LLC, dated as of December 1, 2008 (incorporated by reference to Exhibit 10.9 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

10.10		Amendment No. 1 to Services Agreement dated January 14, 2010 between Hawaiian Telcom Communications, Inc. and Kevin Nystrom and Zolfo Cooper Management, LLC (incorporated by reference to Exhibit 10.10 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

10.11	*	Independent Contractor Agreement between Hawaiian Telcom Communications, Inc. and Geoffrey Loui dated as of December 21, 2009 (incorporated by reference to Exhibit 10.11 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

10.12		Production Agreement between Dataprose, Inc. and Hawaiian Telcom Communications, Inc., dated as of October 15, 2005 (incorporated by reference to Exhibit 10.24 on Hawaiian Telcom Communications, Inc.'s Form S-4, File No. 333-131152, filed with the SEC on January 19, 2006).

Exhibit No.		Description of Exhibit
10.13		Amendment No. 1 to the Production Agreement between Dataprose, Inc. and Hawaiian Telcom Communications, Inc., dated February 1, 2006 (incorporated by reference to Exhibit 10.29 on Hawaiian Telcom Communications, Inc.'s Amendment No. 1 to Form S-4, File No. 333-131152, filed with the SEC on March 31, 2006).

10.14		Amended and Restated Master Application Services Agreement effective as of March 13, 2009, by and between Hawaiian Telcom Communications, Inc. and Accenture LLP (incorporated by reference to Exhibit 10.14 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

10.15	*	Amended and Restated Employment Agreement dated as of April 5, 2010, by and between Eric K. Yeaman and Hawaiian Telcom Holdco, Inc. (incorporated by reference to Exhibit 10.15 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

10.16	*	Employment Agreement, effective as of March 8, 2007, by and between Robert F. Reich and Hawaiian Telcom Communications, Inc. (incorporated by reference to Exhibit 10.1 on Hawaiian Telcom Communications, Inc.'s Form 8-K, File No. 333-131152, filed with the SEC on March 28, 2007).

10.17	*	Amendment dated May 13, 2008 to Employment Agreement, effective as of March 8, 2007, by and between Robert F. Reich and Hawaiian Telcom Communications, Inc. (incorporated by reference to Exhibit 10.3 on Hawaiian Telcom Communications, Inc.'s Form 8-K, File No. 333-131152, filed with the SEC on March 28, 2007).

10.18	*	Amendment dated December 21, 2009 to Employment Agreement, effective as of March 8, 2007, by and between Robert F. Reich and Hawaiian Telcom Communications, Inc. (incorporated by reference to Exhibit 10.18 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

10.19	*	Employment Agreement, effective as of August 11, 2008, by and between Geoffrey Loui and Hawaiian Telcom Communications, Inc. (incorporated by reference to Exhibit 10.19 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

10.20	*	Amendment dated December 21, 2009 to Employment Agreement, effective as of August 11, 2008, by and between Geoffrey Loui and Hawaiian Telcom Communications, Inc. (incorporated by reference to Exhibit 10.20 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

10.21	*	Employment Agreement, effective as of July 28, 2008, by and between John T. Komeiji and Hawaiian Telcom Communications, Inc. (incorporated by reference to Exhibit 10.21 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

10.22	*	Amendment dated December 21, 2009 to Employment Agreement, effective as of July 28, 2008, by and between John T. Komeiji and Hawaiian Telcom Communications, Inc. (incorporated by reference to Exhibit 10.22 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

10.23	*	Employment Agreement, effective as of July 28, 2008, by and between Michael F. Edl and Hawaiian Telcom Communications, Inc. (incorporated by reference to Exhibit 10.23 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

10.24	*	Amendment dated December 21, 2009 to Employment Agreement, effective as of July 28, 2008, by and between Michael F. Edl and Hawaiian Telcom Communications, Inc. (incorporated by reference to Exhibit 10.24 on the Registrant's Form 10-12B, File No. 1-34686, filed with the SEC on April 7, 2010).

Exhibit No.		Description of Exhibit

10.25	*	Consulting Agreement, dated as of May 13, 2008, by and between Hawaiian Telcom Holdco, Inc. and AMO Consulting, LLC (incorporated by reference to Exhibit 10.2 on Hawaiian Telcom Communications, Inc.'s Form 8-K, File No. 333-131152, filed with the SEC on March 28, 2007).

10.26	*	Stock Option Plan of Hawaiian Telcom Holdco, Inc., dated as of November 8, 2005 (incorporated by reference to Exhibit 10.33 on Hawaiian Telcom Communications, Inc.'s Form S-4, File No. 333-131152, filed with the SEC on January 19, 2006).

10.27	*	Amendment No. 1, dated September 22, 2006, to the Stock Option Plan of Hawaiian Telcom Holdco, Inc. dated as of November 8, 2005 (incorporated by reference to Exhibit 10.1 on Hawaiian Telcom Communications, Inc.'s Form 8-K, File No. 333-131152, filed with the SEC on September 27, 2006).

10.28	*	Form of Non-Qualified Stock Option Agreement pursuant to the Stock Option Plan of Hawaiian Telcom Holdco, Inc. dated as of November 8, 2005 (incorporated by reference to Exhibit 10.2 on Hawaiian Telcom Communications, Inc.'s Form 8-K, File No. 333-131152, filed with the SEC on September 27, 2006).

10.29		Senior Secured Loan Agreement, dated as of October 28, 2010, among Hawaiian Telcom Holdco, Inc., Hawaiian Telcom Communications, Inc., the lenders party thereto, and Wilmington Trust FSB, as administrative agent and collateral agent.

10.30		Guarantee and Collateral Agreement, dated as of October 28, 2010, among Hawaiian Telcom Holdco, Inc., Hawaiian Telcom Communications, Inc., the subsidiaries of Hawaiian Telcom Communications, Inc. identified therein, and Wilmington Trust FSB, as collateral agent.

10.31	*	Hawaiian Telcom 2010 Equity Incentive Plan, dated as of October 29, 2010.

10.32	*	Form of Restricted Stock Unit Agreement for Executives pursuant to the Hawaiian Telcom 2010 Equity Incentive Plan.

10.33	*	Form of Restricted Stock Unit Agreement for the CEO pursuant to the Hawaiian Telcom 2010 Equity Incentive Plan.

10.34	*	Form of Restricted Stock Unit Agreement for Non-Employee Directors pursuant to the Hawaiian Telcom 2010 Equity Incentive Plan.

21.1		List of Subsidiaries (incorporated by reference to Exhibit 21.1 on Hawaiian Telcom Communications, Inc.'s Form S-4, File No. 333-131152, filed with the SEC on January 19, 2006).

*
Identifies each management contract or compensatory plan or arrangement.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Hawaiian Telcom Holdco, Inc.
Date: November 16, 2010	By:	/s/ ROBERT F. REICH Robert F. Reich Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Hawaiian Telcom Holdco, Inc.
Honolulu, Hawaii

        We have audited the accompanying consolidated balance sheets of Hawaiian Telcom Holdco, Inc. and subsidiaries (Debtors-in-Possession) (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hawaiian Telcom Holdco, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the Company has filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such consolidated financial statements do not purport to show (1) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (2) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (3) as to stockholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (4) as to operations, the effect of any changes that may be made in its business.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's recurring losses from operations and stockholders' deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

        As discussed in Note 23 to the consolidated financial statements, the consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

Honolulu, Hawaii
March 26, 2010
(October 26, 2010 as to the effects of the
restatement described in Note 23 and the
subsequent events described in Note 2 and November 16, 2010 as to the effects of the reorganization described in Note 24)

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Consolidated Statements of Operations

(Dollars in thousands, except per share amounts)

	Year Ended December 31,
	2009	2008	2007
	As Restated —see Note 23		As Restated —see Note 23
Operating revenues	$408,595	$447,755	$483,676

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	158,196	171,929	190,238
Selling, general and administrative	142,817	165,832	173,304
Depreciation and amortization	164,376	160,278	159,872
Settlement with BearingPoint	—	—	(42,219)
Goodwill and intangible assets impairment	—	—	88,200
Restructuring	—	1,138	—

Total operating expenses	465,389	499,177	569,395

Operating loss	(56,794)	(51,422)	(85,719)

Other income (expense):
Interest expense (contractual interest was $79,667 and $93,787 for 2009 and 2008, respectively)	(30,089)	(89,467)	(85,945)
Loss on early extinguishment of debt	—	(3,456)	(9,296)
Loss on interest rate swaps	(3,967)	(8,875)	—
Interest income and other	136	1,484	1,755

Total other expense	(33,920)	(100,314)	(93,486)

Loss from continuing operations before reorganization items and income taxes	(90,714)	(151,736)	(179,205)
Reorganization items	43,005	7,867	—

Loss from continuing operations before income taxes	(133,719)	(159,603)	(179,205)
Income tax benefit	(2,985)	(956)	(73,600)

Loss from continuing operations	(130,734)	(158,647)	(105,605)
Income from discontinued operations, net of tax	—	—	156,631

Net income (loss)	$(130,734)	$(158,647)	$51,026

Earnings (loss) per common share—basic and diluted:
Continuing operations	$(305.45)	$(370.67)	$(246.74)
Discontinued operations	—	—	365.96

Net income (loss)	$(305.45)	$(370.67)	$119.22

Weighted-average shares used to compute earnings (loss) per common share—basic and diluted	428,000	428,000	428,000

See accompanying notes to consolidated financial statements.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Consolidated Balance Sheets

(Dollars in thousands, except per share information)

	December 31, 2009	December 31, 2008
	As Restated —see Note 23	As Restated —see Note 23
Assets
Current assets
Cash and cash equivalents	$96,550	$88,975
Receivables, net	47,655	58,797
Material and supplies	3,871	6,262
Prepaid expenses	4,691	4,547
Other current assets	8,326	5,008

Total current assets	161,093	163,589
Property, plant and equipment, net	711,265	744,277
Deferred financing and other assets	9,456	20,248
Intangible assets, net	301,863	344,964

Total assets	$1,183,677	$1,273,078

Liabilities and Stockholders' Deficiency
Liabilities not subject to compromise
Current liabilities
Accounts payable	$30,972	$24,367
Accrued expenses	27,950	20,550
Advance billings and customer deposits	13,954	15,317
Other current liabilities	5,075	5,290

Total current liabilities	77,951	65,524
Employee benefit obligations	113,748	120,350
Other liabilities	4,658	5,251

Total liabilities not subject to compromise	196,357	191,125
Liabilities subject to compromise	1,167,584	1,154,469

Total liabilities	1,363,941	1,345,594

Commitments and contingencies (Note 17)
Stockholders' deficiency
Common stock, par value of $0.01 per share, 480,000 shares authorized and 428,000 shares issued and outstanding	4	4
Additional paid-in capital	428,993	428,913
Accumulated other comprehensive loss	(33,191)	(56,097)
Accumulated deficit	(576,070)	(445,336)

Total stockholders' deficiency	(180,264)	(72,516)

Total liabilities and stockholders' deficiency	$1,183,677	$1,273,078

See accompanying notes to consolidated financial statements.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Year Ended December 31,
	2009	2008	2007
	As Restated —see Note 23		As Restated —see Note 23
Cash flows from operating activities:
Net income (loss)	$(130,734)	$(158,647)	$51,026
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	164,376	160,278	162,443
Employee retirement benefits	11,244	12,872	6,005
Provision for uncollectibles	8,898	9,414	16,290
Write-down of software costs	—	—	22,055
Loss on early extinguishment of debt	—	3,456	9,296
Loss on interest rate swaps	3,967	8,875	—
Goodwill and intangible asset impairment	—	—	88,200
Gain on sale of directories publishing segment	—	—	(231,788)
Interest cost added to loan principal	11,297	—	—
Deferred income taxes	—	—	(10,300)
Reorganization items	43,005	7,867	—
Changes in operating assets and liabilities:
Receivables	2,244	(2,819)	13,135
Material and supplies	2,391	338	3,315
Prepaid expenses and other current assets	(3,462)	(1,322)	1,245
Accounts payable and accrued expenses	5,964	32,547	(40,662)
Income taxes payable	—	(1,150)	1,150
Advance billings and customer deposits	(1,363)	(179)	2,572
Other current liabilities	72	(9,049)	2,414
Other, net	2,574	5,450	5,112

Net cash provided by operating activities before reorganization items	120,473	67,931	101,508
Operating cash flows used by reorganization items	(25,361)	(6,267)	—

Net cash provided by operating activities	95,112	61,664	101,508

Cash flows from investing activities:
Capital expenditures	(87,537)	(73,250)	(97,640)
Proceeds from sale of directories publishing segment	—	—	437,282
Transfer (use) of segregated cash	—	271,464	(271,464)
Proceeds from sale of investments	—	1,200	800
Other	—	—	(5,818)

Net cash provided by (used in) investing activities	(87,537)	199,414	63,160

Cash flows from financing activities:
Proceeds from issuance of debt	—	86,800	985,000
Repayment of debt	—	(265,000)	(1,139,300)
Payment of debt issue costs	—	—	(6,348)
Other	—	(2,675)	—

Net cash used in financing activities	—	(180,875)	(160,648)

Net change in cash and cash equivalents	7,575	80,203	4,020
Cash and cash equivalents, beginning of period	88,975	8,772	4,752

Cash and cash equivalents, end of period	$96,550	$88,975	$8,772

See accompanying notes to consolidated financial statements.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Consolidated Statements of Changes in Stockholders' Equity (Deficiency)

(Dollars in thousands, except share information)

	Common Stock			Accumulated Other Comprehensive Income (Loss)		Total Stockholders' Equity (Deficiency)
			Additional Paid-In Capital		Accumulated Deficit
	Shares	Amount
					As Restated —see Note 23	As Restated —see Note 23
Balance, January 1, 2007	428,000	$4	$428,114	$11,636	$(337,715)	$102,039
Stock based compensation	—	—	447	—	—	447
For the year ended ended December 31, 2007:
Net income	—	—	—	—	51,026	51,026
Other comprehensive loss—
Loss on cash flow hedging derivatives	—	—	—	(18,099)	—	(18,099)
Unrealized gain on investments	—	—	—	64	—	64

Total other comprehensive loss						(18,035)

Comprehensive income						32,991

Adjustment for initial application of new standard for retirement plan accounting	—	—	—	(297)	—	(297)

Balance, December 31, 2007	428,000	4	428,561	(6,696)	(286,689)	135,180
Stock based compensation	—	—	352	—	—	352
For the year ended ended December 31, 2008:
Net loss	—	—	—	—	(158,647)	(158,647)
Other comprehensive loss—
Gain on cash flow hedging derivatives	—	—	—	866	—	866
Retirement plans loss	—	—	—	(50,301)	—	(50,301)
Unrealized gain on investments	—	—	—	34	—	34

Total other comprehensive loss						(49,401)

Comprehensive loss						(208,048)

Balance, December 31, 2008	428,000	4	428,913	(56,097)	(445,336)	(72,516)
Stock based compensation	—	—	80	—	—	80
For the year ended ended December 31, 2009:
Net loss	—	—	—	—	(130,734)	(130,734)
Other comprehensive income—
Gain on cash flow hedging derivatives	—	—	—	5,156	—	5,156
Retirement plans gain	—	—	—	17,846	—	17,846
Unrealized loss on investments	—	—	—	(96)	—	(96)

Total other comprehensive income						22,906

Comprehensive loss						(107,828)

Balance, December 31, 2009	428,000	$4	$428,993	$(33,191)	$(576,070)	$(180,264)

See accompanying notes to consolidated financial statements.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements

1. Description of Business

Business Description

        Hawaiian Telcom Holdco, Inc. and subsidiaries (the "Company") is the incumbent local exchange carrier for the State of Hawaii with an integrated telecommunications network servicing approximately 470,000 switched access lines as of December 31, 2009. The Company also served approximately 240,000 long distance lines and 96,000 High-Speed Internet (HSI) connections as of that date.

        The Company provides a range of voice and data communication services to residential and commercial customers. Local telephone service is provided on each island in Hawaii and intraLATA (Local Access Transport Area) toll service is provided among the islands. InterLATA toll services between Hawaii and domestic points within the United States are provided by long-distance carriers, which connect to the Company's local facilities for call origination and termination. Business and residential customers also pay access charges to the Company to connect to the local network to obtain long-distance service. In addition, the Company provides Internet access services for customers located in Hawaii, including both HSI and remote dial-up for residential and business customers; long-distance telecommunications services for interLATA and international toll traffic originating in Hawaii; and customer premise equipment sales and services. The Company offers Hawaiian Telcom® branded wireless services to residential and commercial customers through a leased network.

        The communication services the Company provides are subject to regulation by the Public Utilities Commission of the State of Hawaii (HPUC) with respect to intrastate rates and services and other matters. Certain agreements with the HPUC limit the amount of dividends and other distributions the Company may pay as well as place restrictions on certain transactions affecting the operations and capital structure of the Company. The Federal Communication Commission (FCC) regulates rates that the Company charges long-distance carriers and other end-user subscribers for interstate access services and interstate traffic.

        On April 29, 2007, the Company entered into an agreement to sell its directories publishing segment to an unrelated entity. The sale was consummated on November 30, 2007.

Organization

        The Company has one direct subsidiary, Hawaiian Telcom Communications, Inc. which has two direct subsidiaries—Hawaiian Telcom, Inc. and Hawaiian Telcom Services Company, Inc. Hawaiian Telcom, Inc. operates the regulated local exchange carrier and Hawaiian Telcom Services Company, Inc. operates all other businesses. Hawaiian Telcom Insurance Company, Incorporated is a captive insurance subsidiary of Hawaiian Telcom, Inc. and, until December 31, 2003, provided auto liability, general liability and worker's compensation insurance to its parent. The captive subsidiary continues to settle claims related to incidents which occurred prior to January 1, 2004. The Company insures current incidents with external carriers. Hawaiian Telcom Services Company, Inc. has four subsidiaries with nominal operations.

2. Chapter 11 Reorganization

        On December 1, 2008 (the "Petition Date"), Hawaiian Telcom Holdco, Inc. and its subsidiaries, with the exception of Hawaiian Telcom Insurance Company, Incorporated (the "Non-Debtor"), (collectively the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

2. Chapter 11 Reorganization (Continued)

the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware. The cases were transferred to the District of Hawaii on December 22, 2008 (the "Bankruptcy Court"). The cases are being jointly administered under Case No. 08-02005. The Debtors will continue to operate as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and orders of the Bankruptcy Court. In general, as debtors-in-possession, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business but may not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court.

        The Bankruptcy Court has approved various motions for relief designed to allow the Company to continue normal operations. The Bankruptcy Court's orders authorize the Company, among other things, to: (a) use cash collateral; (b) pay prepetition and postpetition employee wages, salaries, benefits and other employee obligations; (c) honor customer service programs; and (d) continue maintenance of existing bank accounts and existing cash management systems.

        Subject to certain exceptions in the Bankruptcy Code, the Chapter 11 filings automatically stayed the initiation or continuation of most actions against the Debtors, including most actions to collect prepetition indebtedness or to exercise control over the property of the bankruptcy estates. As a result, absent an order from the Bankruptcy Court, creditors are precluded from collection on prepetition debts and substantially all prepetition liabilities are subject to compromise.

        Under the Bankruptcy Code, the Debtors also have the right to assume, assume and assign, or reject certain executory contracts and unexpired leases, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the assumption of an executory contract or unexpired lease requires the debtor to cure certain existing defaults under the contract, including the payment of accrued but unpaid prepetition liabilities. Rejection of an executory contract or unexpired lease typically is treated as a breach of the contract or lease, immediately prior to the Chapter 11 filing. Subject to certain exceptions, this rejection relieves the debtor from performing its future obligations under that contract but entitles the counterparty to assert a prepetition general unsecured claim for damages. Parties to the executory contracts or unexpired leases rejected by a debtor may file proofs of claim against the debtor's estate for damages.

        On June 3, 2009, the Debtors filed a plan of reorganization with the Bankruptcy Court together with the disclosure statement. On August 28, 2009, the Bankruptcy Court approved distribution of the disclosure statement for vote by the prepetition creditors. On November 13, 2009, the judge of the Bankruptcy Court ruled that the plan as presented was approved. The final confirmation order was issued by the Court on December 30, 2009. The plan of reorganization, including the proposed debt and equity structure, was subject to approval of the HPUC and FCC. Approvals were obtained in September 2010 and relevant appeal periods will expire in October 2010.

        The plan of reorganization provides for the treatment of claims of creditors and allocates value to the creditors in accordance with the provisions of the Bankruptcy Code. Pursuant to the plan of reorganization, senior secured claims are to receive a pro-rata distribution of new debt in the amount of $300.0 million and a pro-rata distribution of new equity. Allowed administrative, priority tax, priority non-tax, secured tax and other secured claims will be paid in full in cash. All other claims are to be settled for a fraction of the claim either with warrants or cash not exceeding $0.5 million. Certain claimants, including equity holders, will receive no recovery under the plan of reorganization. The disclosure statement contains detailed information about the plan of reorganization, a historical profile

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

2. Chapter 11 Reorganization (Continued)

of the business, a description of the proposed distribution to creditors and an analysis of the plan of reorganization's feasibility as well as technical matters required for the exit process.

        For the duration of the Chapter 11 cases, the business is subject to the risks and uncertainties of bankruptcy. For example, the Chapter 11 cases could adversely affect relationships with customers, suppliers and employees which, in turn, could adversely affect the going concern value of the business and assets. Transactions outside of the ordinary course of business are subject to the prior approval of the Bankruptcy Court which may limit the ability to respond to certain market events or take advantage of certain market opportunities, and, as a result, operations could be materially adversely impacted.

Restructuring

        In the third quarter of 2008, the Company began evaluating various capital restructuring alternatives. The Company incurred expenses amounting to $1.1 million related to such efforts which were recognized in the wireline segment. All of the costs were incurred for professional fees for restructuring advisors.

Going Concern

        The Company has incurred losses from continuing operations for each fiscal year since inception. In addition, as of December 31, 2009, the Company had a deficit in equity. The Company's ability, both during and after the Chapter 11 proceeding, to continue as a going concern is dependent upon, among other things: (i) the consummation of a plan of reorganization under the Bankruptcy Code; (ii) its ability to successfully achieve improved operating performance; (iii) its ability to maintain adequate cash on hand; (iv) its ability to generate cash from operations; and (v) its ability to maintain profitability. The operating losses and deficit raise substantial doubt about the Company's ability to continue as a going concern and there can be no assurance that the Company will be able to successfully achieve the objectives stated above in order to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

        The Company is in the process of implementing its revised strategic plan which focuses on the introduction of new products, growing broadband market share, simplifying existing product offerings, improving the customer service experience, transforming the network to enable next generation technologies, improving processes and systems, and rebuilding the brand and image of the Company. The Company may also pursue other product development opportunities, cost reduction initiatives, asset rationalization, capital raising opportunities, and debt reduction options in the revised strategic plan to improve cash flow and liquidity. There can be no assurance that these initiatives will be successful.

3. Summary of Significant Accounting Policies

        The accompanying consolidated financial statements of the Company have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of Consolidation

        The consolidated financial statements of the Company include the results of operations, financial position, and cash flows of Hawaiian Telcom Holdco, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

        Revenue is recognized when evidence of an arrangement exists, the earnings process is complete and collectibility is reasonably assured. The prices for most services are filed in tariffs with the regulatory body that exercises jurisdiction over the services.

        Basic local service, enhanced calling features such as caller ID, special access circuits, long-distance flat rate calling plans, most data services, HSI and wireless services are billed one month in advance. Revenue for these services is recognized in the month services are rendered. The portion of advance-billed services associated with services that will be delivered in a subsequent period is deferred and recorded as a liability in advance billings and customer deposits.

        Amounts billed to customers for activating wireline service are deferred and recognized over the average customer relationship. The costs associated with activating such services are deferred and recognized as an operating expense over the same period. Costs in excess of revenues are recognized as expense in the period in which activation occurs.

        Revenues for providing usage based services, such as per-minute long-distance service and access charges billed to long-distance companies for originating and terminating long-distance calls on the Company's network, are billed in arrears. Revenues for these services are estimated based on actual rated usage and, where necessary, historical usage patterns, and are recognized in the month services are rendered.

        Universal Service revenues are government-sponsored support received in association with providing service in mostly rural, high-cost areas. These revenues are typically based on information provided by the Company and are calculated by the government agency responsible for administering the support program. These revenues are recognized in the period the service is provided.

        Telephone equipment revenues generated from retail channels are recorded at the point of sale. Telecommunication systems and structured cabling project revenues are recognized on a percentage completion basis except for short duration projects which are recognized upon completion of the project. Maintenance services are recorded when the service is provided.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Taxes Collected from Customers

        The Company presents taxes collected from customers and remitted to governmental authorities on a gross basis, including such amounts in the Company's reported operating revenues. Such amounts represent primarily Hawaii state general excise taxes and HPUC fees. Such taxes and fees amounted to $5.9 million, $6.6 million and $11.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Cash and Cash Equivalents

        Cash and cash equivalents include cash and money market accounts with maturities at acquisition of three months or less. The majority of cash balances at December 31, 2009 are held in one short-term U.S. Treasury money market account.

Supplemental Non-Cash Investing and Financing Activities

        Accounts payable included $6.9 million and $4.8 million at December 31, 2009 and 2008, respectively, for additions to property, plant and equipment.

Segregated Cash

        At December 31, 2007, the Company presented segregated cash which represented cash proceeds from the sale of its directories publishing segment as such funds were required to be used to repay long-term debt based on a requirement by the HPUC and the terms of the Company's bank debt agreement. As such repayments had been made by December 31, 2008, there is no segregated cash at that date.

Receivables

        The Company makes estimates of the uncollectibility of its accounts receivables by specifically analyzing accounts receivables and historic bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in its customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Material and Supplies

        Material and supplies which consist mainly of cable, supplies and replacement parts, are stated at the lower of cost, determined principally by the average cost method, or net realizable value.

Property and Depreciation

        Property, plant and equipment are recorded at cost. Depreciation has been calculated using the composite remaining life methodology and straight-line depreciation rates. The composite method depreciates the remaining net investment in telephone plant over remaining economic asset lives by asset category. This method requires periodic review and revision of depreciation rates. The average economic lives utilized for assets acquired in conjunction with the acquisition of the Company are as follows: buildings—34 years; cable and wire—5 to 20 years; switching and circuit equipment—1 to 15 years; and other property—1 to 20 years. The average economic lives for all other assets

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

(i.e., primarily new additions) are as follows: building—34 years; cable and wire—11 to 37 years; switching and circuit equipment—6 to 15 years; and other property—5 to 17 years.

Software

        The Company capitalizes the costs associated with externally acquired software for internal use. Project costs associated with internally developed software are segregated into three project stages: preliminary project stage, application development stage and post-implementation stage. Costs associated with both the preliminary project stage and post-implementation stage are expensed as incurred. Costs associated with the application development stage are capitalized. Software maintenance and training costs are expensed as incurred. Capitalized software is generally amortized on a straight-line method basis over its useful life, not to exceed five years.

Intangible Assets

        Indefinite-lived intangible assets are not amortized. Such assets are reviewed annually, or more frequently under various conditions, for impairment. Impairment occurs when the fair value of the asset is less than the carrying value. The Company performs its annual impairment test during the fourth quarter, primarily using a discounted cash flow methodology. Intangible assets with definite lives, including the value assigned to the customer base at the date of acquisition, are being amortized over the remaining estimated lives. For customer relationship intangibles, amortization is calculated using a declining balance method in relation to estimated retention lives of acquired customers.

Impairment of Long-Lived Assets

        The Company assesses the recoverability of long-lived assets, including property, plant and equipment and definite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such cases, if the sum of the expected cash flows, undiscounted and without interest, resulting from use of the asset are less than the carrying amount, an impairment loss is recognized based on the difference between the carrying amount and the fair value of the assets.

Debt Issuance

        Deferred financing costs are amortized over the term of the related debt issuance.

Derivative Financial Instruments

        The Company accounts for all derivative financial instruments, such as interest rate swap agreements, by recognizing the derivative on the balance sheet at fair value, regardless of the purpose or intent of holding them. In addition, for derivative financial instruments that qualify for hedge accounting, changes in the fair value will either be offset against the change in the fair value of the hedged assets, liabilities, or firm commitment, through earnings, or recognized in stockholders' equity (deficiency) as a component of accumulated other comprehensive income (loss) until the hedged item is recognized in earnings, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The Company measures hedge effectiveness by formally assessing, at least quarterly, the historical and probable future high correlation of changes in the fair value of expected future cash flows of the hedged item. The ineffective portion of a derivative's change in fair value will be immediately recognized in other income or expense.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Income Taxes

        Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities at each balance sheet date using enacted tax rates expected to be in effect in the year the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that it is unlikely they will be realized.

        The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statements of operations.

Employee Benefit Plans

        Pension and postretirement health and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

        Effective December 31, 2007, the Company modified its accounting for defined benefit and other post retirement plans in accordance with new guidance from the Financial Accounting Standards Board ("FASB"). Under the new standard, the Company recognizes the funded status of its benefit plans in the consolidated balance sheet. The funded status is the difference between the fair value of plan assets and the benefit obligation. For pension plans, the benefit obligation is based on the projected benefit obligation and for other postretirement benefit plans the benefit obligation is based on the accumulated postretirement benefit obligation. The changes in funded status are recognized through other comprehensive income (loss) in the year the change occurs. The adoption of the new standard resulted in a net decrease to stockholders' equity of $0.3 million.

Maintenance and Repairs

        The cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, is charged to expense as these costs are incurred.

Advertising

        Advertising costs are expensed as incurred. Advertising expense amounted to $5.7 million, $5.9 million and $9.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock Based Compensation

        The Company accounts for stock-based compensation at fair value using the prospective method for all new awards granted, modified or settled after January 1, 2006.

Interest Expense Allocation

        In 2007, interest expense has been allocated to discontinued operations based on the amount of debt required to be repaid as a result of the sale of the directories publishing segment in November 2007.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Earnings per Share

        Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing earnings by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing earnings, adjusted for the effect, if any, from assumed conversion of all potentially dilutive common shares outstanding, by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding. The computation of diluted earnings per share excludes the impact of outstanding stock options (see Note 14) as they are currently antidilutive to earnings per share.

Subsequent Events

        The Company evaluated and gave recognition, if appropriate, to subsequent events which occurred after the financial statement date of December 31, 2009 through March 26, 2010, the date on which the consolidated financial statements were available to be issued, and updated this assessment through November 16, 2010.

Recently Issued Accounting Pronouncements

        In October 2009, the FASB issued new guidance on accounting for multiple-deliverable revenue arrangements requiring entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. The guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently evaluating the potential impact of the accounting guidance on the consolidated financial statements.

        In June 2009, the FASB amended its guidance for determining the primary beneficiary of a variable interest entity ("VIE") and requires companies to more frequently assess whether they must consolidate VIEs. The new guidance is effective for annual periods beginning after November 15, 2009. The Company is currently evaluating the impact of adopting the new requirements on its consolidated financial statements.

4. Reorganization

        The accompanying consolidated financial statements have been prepared in accordance with accounting standards for financial reporting by entities in reorganization under the Bankruptcy Code. In accordance with those standards, all prepetition liabilities subject to compromise have been segregated in the consolidated balance sheets and classified as liabilities subject to compromise at the estimated amount of the allowable claims. Liabilities not subject to compromise are separately classified as current or noncurrent. The Company's consolidated statements of operations for the years ended December 31, 2009 and 2008 present the results of operations during the Chapter 11 proceedings. As such, any revenues, expenses, and gains and losses realized or incurred that are directly related to the bankruptcy case are reported separately as reorganization items due to the bankruptcy. The operations

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

4. Reorganization (Continued)

and financial position of the Non-Debtor, included in the consolidated statements of operations and consolidated balance sheets, are not significant.

Reorganization Items

        Reorganization items represent expense or income amounts that were recognized as a direct result of the Chapter 11 filing and are presented separately in the consolidated statements of operations. Such items consist of the following (dollars in thousands):

	Year Ended December 31,
	2009	2008
Professional fees	$33,904	$7,872
Cancellation of liability	(733)	—
Expense deferred financing costs	9,870	—
Other	(36)	(5)

	$43,005	$7,867

        Deferred financing costs amounting to $9.9 million were expensed in December 2009 when the Bankruptcy Court approved the amount of the allowed claims for the bank and senior notes debt. The amount of the approved claim was equivalent to the carrying value of the debt, exclusive of the debt issuance costs.

        Professional fees relate to legal, financial advisory and other professional costs directly associated with the reorganization process. The cancellation of liability relates to amounts owed to Accenture (see Note 17).

        Net cash paid for reorganization items, consisting of professional and other fees, amounted to $25.4 million and $6.3 million for the years ended December 31, 2009 and 2008, respectively.

Liabilities Subject to Compromise

        Liabilities subject to compromise refer to liabilities incurred prior to the Petition Date. The amounts of the various categories of liabilities that are subject to compromise are set forth below. These amounts represent the estimates of known or potential prepetition date claims that are likely to be resolved in connection with the bankruptcy filings. Such claims remain subject to future adjustments. Adjustments may result from negotiations, actions of the Bankruptcy Court, rejection of the executory contracts and unexpired leases, the determination of the value securing claims, proofs of claim or other events.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

4. Reorganization (Continued)

        Liabilities subject to compromise at December 31, 2009 and 2008 consisted of the following (dollars in thousands):

	December 31,
	2009	2008
Notes payable to banks, revolving credit facility	$91,486	$89,800
Notes payable to banks, Tranche C term loan	494,311	484,700
Senior floating rate notes	150,000	150,000
Senior fixed rate notes	200,000	200,000
Senior subordinated notes	150,000	150,000
Senior notes accrued interest	29,914	29,914
Settlement on swap liability	15,621	15,335
Accounts payable	34,724	32,877
Other	1,528	1,843

	$1,167,584	$1,154,469

        Liabilities not subject to compromise include: (1) liabilities held by the Non-Debtor entity; (2) liabilities incurred after the Petition Date; (3) prepetition date liabilities that the Debtors expect to pay in full, even though certain of these amounts may not be paid until a plan of reorganization is effective; and (4) prepetition date liabilities that have been approved for payment by the Bankruptcy Court and that the Debtors expect to pay (in advance of a plan of reorganization) in the ordinary course of business, including certain employee-related items (e.g., salaries, vacation, and medical benefits).

        The classification of liabilities not subject to compromise versus liabilities subject to compromise is based on currently available information and analysis. As the bankruptcy filing proceeds and additional information and analysis is completed, or as the Bankruptcy Court rules on relevant matters, the classification of amounts between these two categories may change. The amount of any such change could be significant.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

5. Discontinued Operations

        On April 29, 2007, the Company entered into an agreement to sell its directories publishing segment to an unrelated entity. The sale was consummated on November 30, 2007.

        The following table summarizes the results of the discontinued operations, which were reclassified from continuing operations, for the year ended December 31, 2007 (dollars in thousands):

Operating revenues	$61,437
Operating expenses	37,171

Income from operations of discontinued segment	24,266
Interest expense	(33,623)
Gain on sale of discontinued segment	231,788

Income from discontinued segment before provision for income taxes	222,431
Provision for income taxes	65,800

Income from discontinued operations	$156,631

Amortization expense reclassified to discontinued operations	$2,571

        The net proceeds from the sale were required by the HPUC and the bank debt agreement to be used to repay debt.

6. Receivables

        Receivables consisted of the following (dollars in thousands):

	December 31,
	2009	2008
Customers and other	$60,655	$77,250
Allowance for doubtful accounts	(13,000)	(18,453)

	$47,655	$58,797

        The Company grants credit to customers in the normal course of business. At December 31, 2009 and 2008, the Company did not have customer balances representing more than 10% of total receivables. During the years ended December 31, 2009, 2008 and 2007, the Company had no customers that represented more than 10% of total revenues.

        The following is a summary of activity for the allowance for doubtful accounts (dollars in thousands):

	Beginning Balance	Additional Charges to Costs and Expenses	Deductions from Allowance	Ending Balance
Year ended December 31, 2009	$18,453	$8,898	$(14,351)	$13,000
Year ended December 31, 2008	24,041	9,414	(15,002)	18,453
Year ended December 31, 2007	30,185	16,290	(22,434)	24,041

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

7. Property, Plant and Equipment

        Property, plant and equipment consisted of the following (dollars in thousands):

	December 31,
	2009	2008
Land	$59,013	$58,386
Buildings	128,256	122,184
Central office equipment	375,672	344,621
Outside communications plant	433,047	415,973
Furniture, vehicles and other work equipment	53,318	38,869
Construction in progress	23,072	28,227
Software	105,307	95,062
Other	5,081	3,865

	1,182,766	1,107,187
Less accumulated depreciation and amortization	471,501	362,910

Total property, plant and equipment, net	$711,265	$744,277

        Depreciation expense amounted to $121.3 million, $114.1 million and $109.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

8. Goodwill and Intangible Assets

        The excess purchase price paid by the Company over its estimates of the fair values of tangible assets and liabilities of acquired businesses in May 2005 amounted to $612.0 million of identifiable intangible assets and $216.9 million of goodwill. Identifiable intangible assets and goodwill allocated to the directories publishing segment sold in 2007 amounted to $68.8 million ($51.1 million net of accumulated amortization as of the sale date) and $136.8 million, respectively.

        In conjunction with the Company's annual impairment test for goodwill assets in the fourth quarter of 2007, the Company recognized impairment expense of $80.1 million. The Company concluded that the wireline segment goodwill was impaired as the fair value of the wireline segment was less than the carrying value. The fair value of the wireline segment was based on discounted cash flows. The Company estimated the implied fair value of the goodwill by reducing the segment fair value by the estimated fair value of identifiable assets and liabilities. In 2007, the Company's expectations for its ability to grow the business from new telecommunication products and retain customers for legacy products was diminished by problems with the Company's back office information technology, availability of capital and higher than anticipated customer churn. This resulted in diminished or delayed outlook for cash flows generated from operations.

        In conjunction with the Company's annual impairment test for non-amortizable intangible assets in the fourth quarter of 2007, the Company recognized impairment expense of $8.1 million. The impairment was determined as the difference between the fair value of the non-amortizable intangible assets and their carrying value. The fair value was based on discounted cash flows for the asset. The impairment was in the Wireline Services segment.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

8. Goodwill and Intangible Assets (Continued)

        The gross carrying amount and accumulated amortization of the identifiable intangible assets are as follows (dollars in thousands):

	December 31, 2009			December 31, 2008
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Subject to amortization:
Customer relationships	$503,900	$229,237	$274,663	$503,900	$186,136	$317,764
Covenant not to compete	4,000	4,000	—	4,000	4,000	—

	507,900	233,237	274,663	507,900	190,136	317,764

Not subject to amortization:
Brand name	27,200	—	27,200	27,200	—	27,200

	$535,100	$233,237	$301,863	$535,100	$190,136	$344,964

        The estimated useful lives for intangibles subject to amortization were as follows:

	Life	Weighted Average Life
Customer relationships	8 - 15 years	13 years
Covenant not to compete	2 years	2 years
All amortizable intangibles		13 years

        The determination of useful lives for customer relationships was made based on historical and expected customer attrition rates. The Company uses an accelerated amortization method reflecting the rate of expected customer attrition.

        Amortization expense, excluding discontinued operations, amounted to $43.1 million, $46.2 million and $50.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. Estimated amortization expense for the next five years and thereafter is as follows (dollars in thousands):

2010	$40,283
2011	37,690
2012	35,300
2013	32,346
2014	30,129
Thereafter	98,915

$274,663

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

9. Accrued Expenses

        Accrued expenses consisted of the following (dollars in thousands):

	December 31,
	2009	2008
Salaries and benefits	$25,381	$17,792
Other taxes	2,569	2,638
Interest	—	120

	$27,950	$20,550

10. Long-Term Debt

        Long-term debt consisted of the following (dollars in thousands):

	Interest Rate at December 31, 2009		December 31,
		Final Maturity
			2009	2008
Notes payable to banks, revolving credit facility	4.50%	April 30, 2012	$91,486	$89,800
Notes payable to banks, Tranche C term loan	4.75%	June 1, 2014	494,311	484,700
Senior floating rate notes	6.06%	May 1, 2013	150,000	150,000
Senior fixed rate notes	9.75%	May 1, 2013	200,000	200,000
Senior subordinated notes	12.50%	May 1, 2015	150,000	150,000

			1,085,797	1,074,500
Less liabilities subject to compromise			(1,085,797)	(1,074,500)

			$—	$—

        In accordance with accounting standards for financial reporting by entities in reorganization under the Bankruptcy Code, the unsecured senior floating rate notes, senior fixed rate notes and senior subordinated notes have been presented as liabilities subject to compromise. In addition, as the bank debt is under secured, it is also presented as a liability subject to compromise.

Notes Payable to Banks

        The revolving credit facility has an original principal balance of $90.0 million that will mature on April 30, 2012. As of December 31, 2008, the Company had drawn $89.8 million under the credit facility. The principal balance at December 31, 2009 was $91.5 million which includes interest added to the principal balance as discussed below. A commitment fee is payable to the lenders under the revolving credit facility.

        The Tranche C term loan has an original principal amount of $860.0 million. The Tranche C term loan facility will mature on June 1, 2014 and amortizes with quarterly principal payments amounting to $1.3 million per quarter beginning March 2012 with the balance due at maturity. The maturity will be April 30, 2012 if the Company does not obtain approval of the HPUC to allow certain guaranty agreements to be extended to June 1, 2014. The obligations under the bank credit facilities are

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

10. Long-Term Debt (Continued)

guaranteed by the Company and each subsidiary with certain exceptions. In addition, the bank credit facilities are collateralized by substantially all of the Company's assets.

        Borrowings under the bank credit facilities bear interest at a rate equal to the applicable margin plus, at the Company's option, either: (a) a base rate determined by reference to the higher of (1) prime rate, as defined, and (2) the federal funds rate plus 1/2 of 1%; or (b) a Eurocurrency rate on deposits of one-, two-, three- or six-month periods (or nine- or 12-month periods if, at the time of the borrowing, all lenders agree to make such a duration available). The Eurocurrency rates may not be selected for any interest periods beginning when the Company is in default on the credit facilities. The Company continued to pay all interest due on the bank credit facilities through February 28, 2009. Effective March 1, 2009, the Company agreed with its secured lenders (bank debt lenders and swap counterparties) to pay a reduced level of interest. Beginning on March 1, 2009 through the effective date of the plan of reorganization, interest is being paid to all secured lenders based on a principal balance of $300.0 million. The difference between the stated rate of interest and interest paid, becomes an additional secured obligation of the secured lenders. The interest on the bank credit facilities that was added to the principal balance amounted to $11.3 million for the year ended December 31, 2009.

        The bank credit facilities contain various negative and affirmative covenants that restrict, among other things, incurrence of additional indebtedness, payment of dividends, redemptions of stock, other distributions to shareholders and sales of assets. In addition, there are financial covenants consisting of a leverage ratio and a maximum level of capital expenditures. Any default on the senior notes also creates a default under the provisions of the credit facilities. In addition, the filing of the Debtors' Chapter 11 cases constituted an event of default under the credit facilities. The Company believes that any remedies that may exist for these events of default are stayed under the Bankruptcy Code.

        In January 2008, the Company repaid $211.0 million of the Tranche C term loan using the proceeds from the sale of the directories publishing segment. In January 2008, the Company also obtained a permanent reduction in the revolver commitment from $200.0 million to $150.0 million. On June 1, 2008, the revolver availability further declined to the $90.0 million level when a provision in the Company's credit agreement which permitted it to increase the available commitment to $150.0 million lapsed. The HPUC had denied the Company's request for approval to invoke this provision of the credit agreement. As a result of the repayment of debt and reduction in the availability on the revolving credit facility, the Company expensed deferred financing costs resulting in a loss on early extinguishment of debt of $3.5 million for the year ended December 31, 2008.

        On June 1, 2007, the Company amended its credit facilities to provide for a new amended revolving credit facility and a new Tranche C term loan with a syndicate of financial institutions which was used to repay $109.0 million of the existing revolving credit facility and the balance due on the Company's Tranche A and Tranche B term loans.

        In connection with the June 2007 refinancing, the Company paid $6.3 million in underwriting fees, agency fees and legal costs. The refinancing costs were accounted for in accordance with accounting standards for modifications and extinguishments of debt. The Company compared each syndicated lenders' loan under the Tranche C term loan with the syndicated lenders' loan under the Tranche A and Tranche B term loans. A similar comparison was done for the revolving credit facility. For loans under the Tranche C term loan that were substantially different, the Company recorded the exchange of debt instruments as debt extinguishment, expensed deferred financing costs associated with the

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

10. Long-Term Debt (Continued)

extinguished debt and capitalized third-party costs associated with the new loans. For loans under the Tranche C term loan that were not substantially different, the Company accounted for the exchange of debt instruments as a refinancing and expensed third-party costs associated with the refinancing. As a result of the June 2007 refinancing, the Company expensed $5.2 million of deferred financing costs and $2.6 million of refinancing costs resulting in a loss on early extinguishment of debt of $7.8 million. In addition, the Company capitalized $3.7 million of refinancing fees.

        In December 2007, the Company made a principal repayment of the Tranche C term loan in the amount of $160.0 million. As a result of this repayment, the Company expensed $1.5 million of deferred financing costs resulting in a loss on early extinguishment of debt.

Senior Notes

        The senior floating rate notes in the aggregate principal amount of $150.0 million mature on May 1, 2013 and bear interest at a rate reset and payable semi-annually at LIBOR, as defined, plus 5.50%. The senior fixed rate notes in the aggregate principal amount of $200.0 million mature on May 1, 2013 and bear interest at a rate of 9.75% per year. The senior subordinated notes in the aggregate principal amount of $150.0 million will mature on May 1, 2015 and bear interest at a rate of 12.50% per year.

        The senior notes are general unsecured obligations. A portion or all of the senior notes may be redeemed at various dates beginning May 1, 2007 at certain premiums based on specified terms. The senior notes contain various covenants that restrict, among other things, incurrence of additional indebtedness, payment of dividends, redemption of stock, other distributions to shareholders and sales of assets. The senior notes are guaranteed by each of the Company's subsidiaries with certain exceptions.

        The Company chose not to make the interest payment on its $500.0 million senior unsecured notes due on November 1, 2008 amounting to $25.6 million. In addition, the filing of the Debtors' Chapter 11 cases constituted an event of default under the senior notes' indentures. The Company believes that any remedies that may exist for these events of default are stayed under the Bankruptcy Code.

Maturities

        The annual requirements for principal payments on long-term debt, assuming no defaults, as of December 31, 2009 are as follows (dollars in thousands):

Year ended December 31,
2012	$96,561
2013	355,075
2014	484,161
2015	150,000

$1,085,797

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

10. Long-Term Debt (Continued)

Capitalized Interest

        Interest capitalized by the Company amounted to $1.5 million, $1.5 million and $1.5 million during the years ended December 31, 2009, 2008 and 2007, respectively.

Contractual Interest Expense

        The Company records postpetition interest on prepetition obligations only to the extent it believes the interest will be paid during the bankruptcy proceedings or that it is probable that the interest will be an allowed claim. Had the Company recorded interest expense based on all of the prepetition contractual obligations, interest expense would have increased by $49.6 million and $4.3 million for the years ended December 31, 2009 and 2008, respectively.

11. Derivative Instruments and Hedging Activities

        The Company utilizes a combination of fixed-rate and variable-rate debt to finance its operations. The variable-rate debt exposes the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to mitigate the interest rate risk on a portion of its variable-rate borrowings. To meet this objective, management maintained interest rate swap agreements to manage fluctuations in cash flows resulting from adverse changes in interest rates on its term loans and notes. The interest rate swap agreements had a cumulative notional amount that ranged from $398.7 million at December 31, 2008 to a balance of $202.4 million that would have matured on December 31, 2010.

        Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with the Company's variable-rate debt obligations are reported in accumulated other comprehensive loss. These amounts are subsequently reclassified into interest expense as a yield adjustment of the hedged interest payment in the same period in which the related interest payments affect earnings.

        In January 2008, the Company terminated one of its swaps with a notional value of $115.4 million. As a result, the Company paid $2.7 million which represented the fair value of the hedge on the settlement date. The swap was previously designated as a cash flow hedge maturing December 31, 2010. The fair value adjustments to the hedged instrument are being recognized as an increase to interest expense over the remaining term of the previously hedged instrument.

        On December 1, 2008 and December 2, 2008, the Company's swap agreements were terminated by the counterparties under the default provisions of the agreements. The swap termination liability of $15.6 million, included in liabilities subject to compromise, is collateralized by the same assets that collateralize bank debt and is of the same priority as bank debt in the Chapter 11 proceeding.

        Because of the capital restructuring efforts which began in the third quarter of 2008, the Company concluded it is no longer probable but only reasonably possible that the Company will continue to pay the variable-rate interest specified in its hedge effectiveness documentation. Hence, beginning in the third quarter of 2008 through December 2008, changes in the value of the hedges were recognized in the consolidated statements of operations.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

11. Derivative Instruments and Hedging Activities (Continued)

        In the first quarter of 2009, as the Company negotiated the terms of its restructuring with its lenders, the Company concluded that the notional amount being hedged in the Company's hedge effectiveness documentation was greater than the expected amount of debt outstanding during the remaining term of the original hedges because of the agreed upon reduction in interest payments. A loss of $4.0 million was recognized in the first quarter of 2009 for the additional amount of ineffectiveness in the Company's interest rate swaps.

        The impact of the interest rate swaps, classified as cash flow hedges, was as follows (dollars in thousands):

	Year Ended December 31,
	2009	2008	2007
Amount of gain or (loss) recognized in other comprehensive loss on derivative (effective portion)	$5,156	$866	$(18,099)
Amount of loss reclassified from accumulated other comprehensive loss into income (effective portion) recognized as interest expense	1,189	3,035	—
Gain or (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing) included in other income (expense)	(3,967)	(8,875)	—

        Amounts included in accumulated other comprehensive loss for the cash flow hedges will be reclassified into earnings as cash interest is paid on the underlying debt that was hedged. The amortization will continue through the maturity date of the original hedges of December 31, 2010. Amounts expected to be reclassified during the next 12 months is $0.5 million.

12. Employee Benefit Plans

Pension and Other Postretirement Benefits

        The Company sponsors a defined benefit pension plan and postretirement health and life insurance benefits for union employees. The Company also sponsors a cash balance pension plan for nonunion employees and certain management employees receive postretirement health and life insurance under grandfathered provisions of a terminated plan.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

12. Employee Benefit Plans (Continued)

        The change in projected benefit obligation, change in plan assets, funded status and weighted average actuarial assumptions for the Company were as follows (dollars in thousands):

	Pension Benefits		Other Postretirement Benefits
	December 31,		December 31,
	2009	2008	2009	2008
Change in projected benefit obligation:
Obligation at beginning of year	$166,364	$186,492	$38,244	$38,597
Service cost	6,957	7,295	1,027	1,260
Interest cost	9,442	11,244	2,091	2,200
Actuarial (gain) loss	(1,195)	2,416	(899)	(3,055)
Benefits paid	(481)	(41,503)	(1,537)	(758)
Special termination benefit cost	—	420	—	—

Obligation at end of year	181,087	166,364	38,926	38,244

Change in plan assets:
Fair value of plan assets at beginning of year	82,540	166,677	—	—
Actual return on plan assets	22,201	(43,226)	—	—
Employer contributions	50	592	1,537	758
Benefits paid	(481)	(41,503)	(1,537)	(758)

Fair value of plan assets at end of year	104,310	82,540	—	—

Funded status:
Plan assets less than projected benefit obligation	$(76,777)	$(83,824)	$(38,926)	$(38,244)

Amounts recognized on balance sheet:
Other current liabilities	$—	$—	$(1,955)	$(1,718)
Employee benefit obligation	(76,777)	(83,824)	(36,971)	(36,526)

Net amount recognized	$(76,777)	$(83,824)	$(38,926)	$(38,244)

Actuarial (gain) loss recognized in accumulated other comprehensive income (loss)	$36,115	$56,415	$(3,363)	$(5,817)

Actuarial assumptions:
Measurement date	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Discount rate	5.85%	6.25%	6.20%	6.25%
Rate of compensation increase	3.50% to 5.00%	3.50% to 5.00%	NA	NA

        The estimated amount of the actuarial loss to be amortized from accumulated other comprehensive income (loss) during 2010 is $1.5 million for pension benefits. The estimated amount of the actuarial gain to be amortized from accumulated other comprehensive income (loss) during 2010 is $0.1 million for other postretirement benefits.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

12. Employee Benefit Plans (Continued)

        The Company accrues the costs of pension and other postretirement benefits over the period from the date of hire until the date the employee becomes fully eligible for benefits. The following provides the components of benefit costs and weighted average actuarial assumptions for the years ended December 31, 2009, 2008 and 2007 (dollars in thousands):

	Pension Benefits			Other Postretirement Benefits
	Year Ended December 31,			Year Ended December 31,
	2009	2008	2007	2009	2008	2007
Service cost	$6,957	$7,295	$9,856	$1,027	$1,260	$1,504
Interest cost	9,442	11,244	11,773	2,091	2,200	2,074
Expected asset return	(5,934)	(11,661)	(15,680)	—	—	—
Amortization of net (gain) loss	2,838	8	(24)	(271)	(191)	—

Net periodic benefit cost	13,303	6,886	5,925	2,847	3,269	3,578
Curtailment gain	—	—	(1,391)	—	—	—
Settlement loss	—	4,129	847	—	—	—
Termination benefit cost	—	420	1,810	—	—	—

Total benefit cost	$13,303	$11,435	$7,191	$2,847	$3,269	$3,578

Actuarial assumptions:
Discount rate	6.25%	6.25%	5.75%	6.25%	6.25%	5.75%
Expected return on plan assets	8.00%	8.00%	8.00%	NA	NA	NA
Long-term rate of compensation increase	3.50% to 5.00%	3.50% to 5.00%	3.50% to 5.00%	NA	NA	NA
Assumed health care cost trend rate, current	NA	NA	NA	9.00%	9.00%	10.00%
Assumed health care cost trend rate, ultimate	NA	NA	NA	5.00%	5.00%	5.00%
Assumed health care cost trend rate, ultimate year	NA	NA	NA	2018	2013	2012

        During the first quarter of 2008, the Company provided an early retirement benefit to selected employees in conjunction with a planned reduction in the Company's workforce. The cost of such benefit amounted to $0.4 million.

        During the first quarter of 2007, the Company provided an early retirement benefit to selected employees. The cost of such benefit amounted to $1.8 million. In addition, the Company froze the benefits in the pension plan for nonunion employees effective April 1, 2007. The curtailment associated with this plan amendment resulted in a gain of $1.4 million which was recognized in the second quarter of 2007 when the plan amendment was adopted.

        Benefits paid during 2008 included lump sum payments resulting in deemed settlements of $38.0 million and a loss on settlement of $4.1 million. Benefits paid during 2007 included lump sum payments resulting in deemed settlements of $38.7 million and a loss on settlement of $0.8 million.

        In conjunction with negotiation of a new collective bargaining agreement for the Company's union employees, the Company amended its union defined benefit pension plan to provide no pension benefits to new union employees hired on or after September 13, 2008. The Company has also eliminated retiree medical benefits for union employees hired after the same date. Union employees

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

12. Employee Benefit Plans (Continued)

hired on or after September 13, 2008 will receive an additional matching contribution in the Company's union 401(k) plan for a total contribution up to 6% of compensation.

        The measurement date for all plans was December 31, 2009 and 2008. The accumulated benefit obligation for the pension plans amounted to $154.5 million and $137.2 million at December 31, 2009 and 2008, respectively. For both plans, the accumulated benefit obligation was in excess of plan assets as of December 31, 2009 and 2008.

        The expected rate of return on plan assets was based on various factors including historical experience and long-term inflation assumptions. The Company's expected long-term rate of return on plan assets is determined using the target allocation of assets which is based on the goal of earning the highest rate of return while maintaining risk at acceptable levels. The plan strives to have assets sufficiently diversified so that adverse or unexpected results from a security class will not have a significant adverse impact on the entire portfolio.

        The Company's overall investment strategy is to primarily invest for long-term growth with sufficient investments available to fund near-term benefit payments. The Company aims for diversification of asset types, fund strategies and fund managers. The target allocations for plan assets are 60 percent equity securities and 40 percent fixed income securities. Equity securities primarily include investments in equity funds and common stock of individual companies. Together these investments are diversified in both large and small cap companies located in the United States and internationally. Fixed income securities are in funds that invest in bonds of companies from diversified industries, mortgage-backed securities and U.S. Treasuries.

        Accounting standards establish a fair value hierarchy when measuring the fair value of pension plan assets. The three levels of inputs within the hierarchy are defined as follows. Level 1 is quoted prices for identical assets or liabilities in active markets. Level 2 is significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 3 is significant unobservable inputs that reflect the Company's own assumptions as to how market participants would price an asset.

        The fair values of the Company's pension plan assets at December 31, 2009, based on trading values or fund net asset value, by asset category and basis of valuation are as follows (dollars in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stocks—domestic large cap	$9,875	$—	$—	$9,875
Equity funds—large cap index	—	52,988	—	52,988
Fixed income funds—diversified bond	—	41,340	—	41,340
Short term investment funds	—	107	—	107

	$9,875	$94,435	$—	$104,310

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

12. Employee Benefit Plans (Continued)

        The Company expects to contribute $23.5 million to its defined benefit pension plans in 2010.

        The Company projects that it will make the following benefit payments for the years ended December 31 (dollars in thousands):

	Pension Plans Benefits Paid	Other Postretirement Benefits Paid
2010	$15,243	$2,014
2011	12,425	2,187
2012	16,235	2,359
2013	17,111	2,570
2014	16,009	2,809
2015 through 2019	82,786	16,693

	$159,809	$28,632

        Assumed health care costs trend rates have a significant impact on the amounts reported for other postretirement benefits. A one-percentage point change in the assumed health care cost trend rates would have the following annual effects (dollars in thousands):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest costs components	$233	$(143)
Effect on postretirement benefit obligation	2,123	(1,737)

401(k) Plan

        The Company participates in two 401(k) employee savings plans that allow for voluntary contributions into designated investment funds by eligible employees with the Company matching employee contributions, up to a maximum of 5% of compensation for union employees hired before September 13, 2008, 6% for union employees hired on or after September 13, 2008, and 6% of compensation for non-union employees. Company contributions were $3.6 million, $3.4 million and $3.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes

        The components of the income tax benefit are as follows (dollars in thousands):

	Year Ended December 31,
	2009	2008	2007
Current
Federal	$(2,229)	$(265)	$—
State and local	(756)	(691)	—

	(2,985)	(956)	—

Deferred
Federal	—	—	(66,100)
State and local	—	—	(7,500)

	—	—	(73,600)

Total income tax benefit	$(2,985)	$(956)	$(73,600)

        For the year ended December 31, 2009, the Company recognized a benefit of $2.2 million for 2008 net operating losses that could be carried back, as provided for by the Worker, Homeownership, and Business Assistance Act of 2009, to reduce the alternative minimum tax that the Company paid in prior years. The credit for income taxes differs from the amounts determined by applying the statutory federal income tax rate of 35% to the loss before income taxes for the following reasons (dollars in thousands):

	Year Ended December 31,
	2009	2008	2007
Benefit at federal rate	$(46,802)	$(55,861)	$(62,722)
Increase (decrease) resulting from:
State income taxes, net of federal income tax	(5,349)	(6,384)	(7,168)
Other, net	(756)	(691)	—
Valuation allowance	49,922	61,980	(3,710)

Total income tax benefit	$(2,985)	$(956)	$(73,600)

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

        Deferred income taxes consisted of the following (dollars in thousands):

	December 31,
	2009	2008
Deferred tax liabilities:
Depreciation and amortization	$35,347	$43,900
Other basis differences	23,883	18,100

	59,230	62,000

Deferred tax assets:
Net operating loss carryforwards	169,065	140,100
Depreciation and amortization	54,559	54,100
Expenses deferred for tax	19,083	15,121
Pension related	26,375	29,194
Other basis differences	28,572	17,785
Non-deductible liabilities and allowances	10,805	11,800
Derivative financial instruments	186	3,100

	308,645	271,200
Valuation allowance	(249,415)	(209,200)

	59,230	62,000

Deferred tax liability, net	$—	$—

        At December 31, 2009, the Company had unused tax net operating loss carryforwards of approximately $419.6 million which expire through 2029. The majority of the net operating loss carryforward was incurred prior to the Chapter 11 reorganization and therefore is subject to limitation under federal and state income tax laws. Pursuant to these loss limitation rules, the utilization of net operating loss carryforward is limited if, during a testing period (usually three years), there is a 50% cumulative shift in the ownership of its stock. As a result of the reorganization, the Company will likely exchange some of its debt for common stock. The exchange may result in more than a 50% cumulative shift in the stock ownership of the Company. If that occurs, the Company's ability to utilize its net operating losses will be significantly limited. In addition, cancellation of debt income resulting from debt relief in conjunction with the Chapter 11 proceeding may also reduce the availability of net operating loss carryforwards.

        A valuation allowance has been provided at December 31, 2009 and 2008 for the deferred tax assets because of the uncertainty of future realization of such amounts. The Company will continue to assess the recoverability of deferred tax assets and the related valuation allowance. To the extent that the Company generates taxable income in future periods and it determines that such valuation allowance is no longer required, the tax benefit of the remaining deferred tax assets will be recognized at that time.

        The Company evaluates its tax positions for liability recognition. As of December 31, 2009, the Company had no unrecognized tax benefits. No interest or penalties related to tax assessments were

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

recognized in the Company's consolidated statements of operations for the years ended December 31, 2009, 2008 or 2007. All tax years from 2006 remain open for both federal and Hawaii state purposes.

14. Stock Option Plan

        On November 8, 2005, the Company adopted a stock option plan (the "Plan") that permits the grant of options to its key employees and independent directors and those of its wholly owned subsidiaries. The purpose of the Plan is primarily to align compensation for key executives with the performance of the Company. All options are to be granted at an exercise price that is greater than or equal to the fair value of the common stock of the Company on the date the stock option is granted. The accounting for the current share-based compensation plans will continue to be recognized in the results of operations during the bankruptcy proceedings. Under a plan of reorganization, the Company expects all of the existing common stock and stock options will be cancelled upon consummation and exit from Chapter 11 and the holders of such securities will receive no recovery.

        The Company recognized $0.1 million, $0.4 million and $0.4 million of share-based compensation expense during the years ended December 31, 2009, 2008 and 2007, respectively, related to option grants.

        In the second quarter of 2008, the Company entered into an employment agreement which entitled one executive to receive an option grant for 42,800 shares or 10% of the outstanding shares of the Company at a price of $100 per share. The options may only be exercised in the case of a qualified initial public offering (IPO) of shares of the Company and the amount subject to exercise will depend, in part, on the amount of proceeds from the IPO. Compensation cost for this option grant will be recognized at such time that it is concluded that an IPO is probable of occurring. The options have yet to be granted.

        Outstanding options for other key employees under the Plan vest in two components. Subject to the grantee's continued employment with the Company, 25% of the options granted generally vest automatically in equal annual installments of 5% on each anniversary of the grantee's hire and 75% vest in full on the day immediately preceding the eighth anniversary of the grant date subject to earlier vesting if certain performance conditions are met. The performance condition component of the Plan provides that an installment equal to 5% (15% if all three targets are met) of the option will vest for each fiscal year, beginning with the year of grant and ending with the fourth year thereafter, for the following three targets as defined in the Plan: Revenue, EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) and Free Cash-Flow. Options granted to independent directors exclude a performance component and vest automatically in equal annual installments on each anniversary of the grant date up to and including the anniversary in 2010.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

14. Stock Option Plan (Continued)

        A summary of option activity under the Plan as of December 31, 2009, 2008 and 2007 and changes during the years then ended is as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Average Intrinsic Value
Outstanding at January 1, 2007	36,980	$1,000
Granted	7,437	1,000
Forfeited or expired	(16,358)	1,000

Outstanding at December 31, 2007	28,059	1,000
Forfeited or expired	(24,968)	1,000

Outstanding at December 31, 2008	3,091	1,000
Forfeited or expired	(430)	1,000

Outstanding at December 31, 2009	2,661	$1,000	6.5	$—

Vested and expected to vest at December 31, 2009	2,608	$1,000	6.5	$—

Exercisable at December 31, 2009	797	$1,000	5.2	$—

        A summary of the status of the Company's nonvested shares as of December 31, 2009, 2008 and 2007 and changes during the years then ended is as follows:

	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2007	29,333	$400
Granted	7,437	400
Vested	(1,207)	400
Forfeited	(12,190)	400

Nonvested at December 31, 2007	23,373	400
Granted	—	400
Vested	(27)	400
Forfeited	(20,783)	400

Nonvested at December 31, 2008	2,563	400
Granted	—	400
Vested	(269)	400
Forfeited	(430)	400

Nonvested at December 31, 2009	1,864	$400

        The total fair value of shares vested in 2009, 2008 and 2007 was nominal given the low value of the Company's underlying equity.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

14. Stock Option Plan (Continued)

        As of December 31, 2009, there was $0.3 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. The cost is expected to be recognized over a weighted-average period of four years.

        The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used in determining the fair value for all grants: dividend yield of 0%; expected volatility of 33%; risk-free interest rate of 4.5%; expected term to exercise of 6.5 years; and forfeiture rate of 2%. The fair value for each individual option granted during 2007 amounted to $400. Volatility and forfeiture rates were estimated based on experience of the Company's peers.

15. Leases

        The Company leases certain facilities and equipment for use in the Company's operations under several operating agreements. Certain of the leases provide for escalation or renegotiation of rental rates, and for extension of lease terms. Total rent expense for the Company amounted to $3.0 million, $3.4 million and $3.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

        Information on the aggregate minimum rental commitments under non-cancelable operating leases is as follows (dollars in thousands):

Years ended, December 31:
2010	$1,787
2011	1,255
2012	1,124
2013	697
2014	701
Thereafter	9,220

$14,784

16. Accumulated Other Comprehensive Income (Loss)

        The components of accumulated other comprehensive income (loss) are as follows (dollars in thousands):

	Gain (Loss) on Cash Flow Hedging of Derivatives	Unrealized Gain (Loss) on Investments	Defined Benefit Postretirement Plans	Total
January 1, 2007	$11,615	$21	$—	$11,636
Other comprehensive income (loss) for 2007	(18,099)	64	—	(18,035)
Adjustment for initial application of new standard for retirement plan accounting	—	—	(297)	(297)

December 31, 2007	(6,484)	85	(297)	(6,696)
Other comprehensive income (loss) for 2008	866	34	(50,301)	(49,401)

December 31, 2008	(5,618)	119	(50,598)	(56,097)
Other comprehensive income (loss) for 2009	5,156	(96)	17,846	22,906

December 31, 2009	$(462)	$23	$(32,752)	$(33,191)

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

17. Commitments and Contingencies

Long-Term Fixed Supplier Commitments

        The Company had previously engaged BearingPoint to build and operate an information technology solution environment including software applications and systems and hardware that the Company uses in its business. Effective February 6, 2007, the Company and BearingPoint entered into an agreement to settle disputes and transition work to a third party resulting in a gain on settlement of $42.2 million. The settlement gain was net of a charge for $22.1 million representing the write-down of certain software costs for the estimated additional costs to remediate deficiencies in certain systems that had been developed by BearingPoint.

        The Company has entered into agreements with other entities under long-term fixed contractual commitments primarily for technology related services. Annual fixed fee commitments for agreements in effect at December 31, 2009, amounted to the following (dollars in thousands):

Years ended, December 31:
2010	$15,362
2011	11,169
2012	9,280
2013	9,320
2014	1,554

$46,685

        Under the long-term agreements, the Company incurred fees amounting to $15.4 million, $6.1 million and $6.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Collective Bargaining Agreement

        The Company has a collective bargaining agreement with the International Brotherhood of Electrical Workers Local 1357. The agreement expires on September 12, 2011 and covers about 58% of the workforce.

Third Party Claims

        In the normal course of conducting its business, the Company is involved in various disputes with third parties, including vendors and customers. The outcome of such disputes is generally uncertain and subject to commercial negotiations. The Company periodically assesses its liabilities in connection with these matters and records reserves for those matters where it is probable that a loss has been incurred and the loss can be reasonably estimated. Based on management's most recent assessment, the Company believes that the risk of loss in excess of liabilities recorded is not material for all outstanding claims and disputes and the ultimate outcome of such matters will not have a material adverse effect on the Company's results of operations, cash flows or financial position.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

17. Commitments and Contingencies (Continued)

Litigation

        The Company is involved in litigation arising in the normal course of business. The outcome of this litigation is not expected to have a material adverse impact on the Company's consolidated financial statements.

Chapter 11 Claims

        On December 23, 2008, the Clerk of the Bankruptcy Court filed the Notice of Chapter 11 Bankruptcy Cases, Meeting of Creditors, & Deadlines, establishing April 27, 2009 as the general claims bar date for each entity other than governmental units to file Proofs of Claim and July 31, 2009, as amended, as the claims bar date for governmental units. Based on management's most recent assessment, the Company believes the amount by which claims differ from liabilities recorded is not material and the ultimate outcome will not have a material adverse effect on the Company's results of operations, cash flows or financial position.

Accenture Contract

        In March 2009, the Company entered into an agreement with Accenture to provide information technology application maintenance services for a period of five years at a monthly cost ranging from $0.8 million to $1.1 million for a total commitment of $49.1 million. The contract allows for cancellation with the payment of certain wind-down expenses. The contract was subject to approval by the Bankruptcy Court which was received in April 2009. The contract includes a provision to waive payment of prepetition liabilities to Accenture amounting to $0.7 million. The Company recognized the cancellation of this liability in the second quarter of 2009 when the Bankruptcy Court approval was obtained.

18. Related Party Transactions

        In 2005, the Company entered into a management consulting agreement with The Carlyle Group (the "Sponsor" and controlling owner through their managed equity funds). The agreement allowed the Company access to the Sponsor's expertise in areas such as corporate management, financial transactions, product strategy, investment, acquisitions and other matters that relate to the Company's business, administration and policies. The agreement was terminated September 30, 2008. Under the agreement, the Company incurred advisory fees of $0.8 million and $1.0 million for the years ended December 31, 2008 and 2007, respectively.

19. Fair Value of Financial Instruments

        The following method and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate the fair value. It is not practical to estimate the fair value of most financial liabilities as of December 31, 2009 and 2008 because of the Chapter 11 proceeding.

        Cash and cash equivalents, accounts receivable and accounts payable—The carrying amount approximates fair value because of the short maturities of these instruments.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

19. Fair Value of Financial Instruments (Continued)

        Investment securities—The fair value of investment securities is based on quoted market prices. Investment securities are included in deferred financing and other assets on the consolidated balance sheets.

        The estimated fair value of financial instruments is as follows (dollars in thousands):

	Carrying Value	Fair Value
December 31, 2009
Assets—investment in U.S. Treasury obligations, available for sale	$2,090	$2,090
December 31, 2008
Assets—investment in U.S. Treasury obligations, available for sale	$2,247	$2,247

Fair Value Measurements

        Fair value for accounting purposes is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

        Accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

        Assets measured at fair value on a recurring basis represent investment securities included in deferred financing and other assets. A summary is as follows (dollars in thousands):

	December 31,
	2009	2008
Fair value measurements using:
Quoted prices in active markets for identical assets (Level 1)	$2,090	$2,247
Significant other observable inputs (Level 2)	—	—
Significant unobservable inputs (Level 3)	—	—

	$2,090	$2,247

        Assets measured at fair value on a non-recurring basis for the year ended December 31, 2007 represent goodwill and the brand name intangible asset. A summary is as follows (dollars in thousands):

Description	Fair Value	Fair Value Measurement Using
Goodwill	$—	Significant unobservable input (level 3)
Brand name	27,200	Significant unobservable input (level 3)

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

19. Fair Value of Financial Instruments (Continued)

        The fair value of both assets were based on discounted cash flows from projections of results for the Company's operations. The Company estimated the fair value of goodwill by reducing the segment fair value by the estimated fair value of the identifiable assets and liabilities.

20. Cash Flow Information

        Supplemental cash flow information is as follows:

	Year Ended December 31,
	2009	2008	2007
Cash paid during the year:
Income taxes paid, net of refunds	$—	$459	$1,350
Interest paid, net of amounts capitalized	14,863	62,793	116,759

21. Segment Information

        The Company operates in two reportable segments (Wireline Services and Other) based on how resources are allocated and performance is assessed by the Chief Executive Officer, the Company's chief operating decision maker. The Wireline Services segment provides local telephone service including voice and data transport, enhanced custom calling features, network access, directory assistance and private lines. In addition, the Wireline Services segment provides Internet, long distance services, managed services, customer premise equipment, data solutions, billing and collection, and pay telephone services. The Company also is currently incurring certain costs related to the development of a video services offering which is included in the wireline segment. The Other segment consists primarily of wireless services.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

21. Segment Information (Continued)

        The following table provides operating financial information for the Company's two reportable segments (dollars in thousands):

	Wireline Services	Other	Intersegment Elimination	Total
For the year ended and as of December 31, 2009
Operating revenues
Local voice and other retail services	$273,065	$6,906	$(1,444)	$278,527
Network access services	130,068	—	—	130,068

	$403,133	$6,906	$(1,444)	$408,595

Depreciation and amortization	$164,247	$129	$—	$164,376
Loss from continuing operations	(127,351)	(3,383)	—	(130,734)
Capital expenditures	89,361	—	—	89,361
Assets	1,182,783	894	—	1,183,677
For the year ended and as of December 31, 2008
Operating revenues
Local voice and other retail services	$305,074	$9,391	$(1,260)	$313,205
Network access services	134,550	—	—	134,550

	$439,624	$9,391	$(1,260)	$447,755

Depreciation and amortization	$160,149	$129	$—	$160,278
Loss from continuing operations	(153,895)	(3,492)	(1,260)	(158,647)
Capital expenditures	73,250	—	—	73,250
Assets	1,272,757	321	—	1,273,078
For the year ended and as of December 31, 2007
Operating revenues
Local voice and other retail services	$329,200	$11,435	$(1,337)	$339,298
Network access services	144,378	—	—	144,378

	$473,578	$11,435	$(1,337)	$483,676

Depreciation and amortization	$159,872	$—	$—	$159,872
Loss from continuing operations	(95,072)	(9,196)	(1,337)	(105,605)
Captial expenditures	96,821	819	—	97,640
Assets	1,570,113	1,427	—	1,571,540

22. Restricted Net Assets and Parent Company Condensed Financial Information

        Agreements with the HPUC and the debt agreements of Hawaiian Telcom Communications, Inc. limit the ability of the Company's subsidiaries to pay dividends to the parent company and restrict the net assets of all of the Company's subsidiaries.

        The following condensed financial information for Hawaiian Telcom Holdco, Inc. reflects parent company financial information only. Such financial information should be read in conjunction with the consolidated financial statements of the Company.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

22. Restricted Net Assets and Parent Company Condensed Financial Information (Continued)

        The parent company has accounted for its investment in its consolidated subsidiary on the equity method of accounting. Because the parent company guarantees the debt of its subsidiary, it has continued to record losses of its subsidiary even though such losses exceed its basis in the investment. No dividends were paid by the subsidiaries to the parent company at any time during the existence of the parent company.

Hawaiian Telcom Holdco, Inc.
(Debtor-in-Possession)
(Parent Company Only)
Condensed Statements of Operations
(Dollars in Thousands)

	Year Ended December 31,
	2009	2008	2007
Equity in earnings (loss) of Hawaiian Telcom Communications, Inc.	$(130,734)	$(158,647)	$51,026
Provision for income taxes	—	—	—

Net income (loss)	$(130,734)	$(158,647)	$51,026

Hawaiian Telcom Holdco, Inc.
(Debtor-in-Possession)
(Parent Company Only)
Condensed Balance Sheets
(Dollars in Thousands, except per share information)

	December 31, 2009	December 31, 2008
Assets
Total assets	$—	$—

Liabilities and Stockholders' Deficiency
Losses on investment in Hawaiian Telcom Communications, Inc. exceeding basis and total liabilities	$180,264	$72,516

Stockholders' Deficiency
Common stock, par value $0.01 per share, 480,000 shares authorized and 428,000 shares issued	4	4
Additional paid-in capital	428,993	428,913
Accumulated other comprehensive loss	(33,191)	(56,097)
Accumulated deficit	(576,070)	(445,336)

Total stockholders' deficiency	(180,264)	(72,516)

Total liabilities and stockholders' deficiency	$—	$—

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

22. Restricted Net Assets and Parent Company Condensed Financial Information (Continued)

Hawaiian Telcom Holdco, Inc.
(Debtor-in-Possession)
(Parent Company Only)
Condensed Statements of Cash Flows
(Dollars in Thousands)

	Year Ended December 31,
	2009	2008	2007
Net income (loss)	$(130,734)	$(158,647)	$51,026
Undistributed (earnings) loss of Hawaiian Telcom Communications, Inc.	130,734	158,647	(51,026)

Net cash provided by operating activities,net change in cash and ending balance of cash	$—	$—	$—

23. Restatement

        Subsequent to the issuance of the of the 2009 consolidated financial statements, the Company's management determined that the Company had incorrectly assigned a value to an identifiable intangible asset for franchise rights in conjunction with the purchase of an acquired business. Because of the unique nature of this particular nontransferable franchise right, the Company concluded there is not an independent market participant useful for purposes of determining a separately identifiable value. Hence, the Company concluded no value should have been assigned. The purchase price should have instead been allocated to goodwill of its wireline segment. As a result, the accompanying financial statements have been restated. The restatement resulted in the elimination of an impairment loss on the franchise right intangible asset that had been recognized in the 2007 results of operations and reclassification of the franchise right intangible asset (including the amount previously impaired) to goodwill of the Company's wireline segment. In conjunction with the restatement and the Company's annual impairment tests for goodwill, the Company concluded that the goodwill was impaired in 2007. The net impact of the restatement is to increase the impairment loss in the 2007 statement of operations by $66.3 million. Because of the differences in intangible asset amortization for income tax and financial reporting purposes, the 2007 restatement also impacted the consolidated statement of operations for the year ended December 31, 2009.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

23. Restatement (Continued)

        The Company's consolidated statement of operations for the year ended December 31, 2007 was restated as follows (dollars in thousands):

	As Previously Reported	Adjustments	As Restated
Operating revenues	$483,676	$—	$483,676

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	190,238	—	190,238
Selling, general and administrative	173,304	—	173,304
Depreciation and amortization	159,872	—	159,872
Settlement with BearingPoint	(42,219)	—	(42,219)
Goodwill and intangible assets impairment	21,900	66,300	88,200

Total operating expenses	503,095	66,300	569,395

Operating loss	(19,419)	(66,300)	(85,719)
Other income (expense)	(93,486)	—	(93,486)

Loss from continuing operations before income taxes	(112,905)	(66,300)	(179,205)
Income tax benefit	(47,700)	(25,900)	(73,600)

Loss from continuing operations	(65,205)	(40,400)	(105,605)
Income from discontinued operations, net of tax	182,531	(25,900)	156,631

Net income (loss)	$117,326	$(66,300)	$51,026

Earnings (loss) per common share—basic and diluted:
Continuing operations	$(152.35)	$(94.39)	$(246.74)
Discontinued operations	426.48	(60.52)	365.96

Net income (loss)	$274.13	$(154.91)	$119.22

        The Company's consolidated statement of cash flows for the year ended December 31, 2007 was restated for cash flows from operating activities as follows (dollars in thousands):

	As Previously Reported	Adjustments	As Restated
Net income	$117,326	$(66,300)	$51,026
Adjustments to reconcile net income to net cash provided by operating activities
Goodwill and intangible asset impairment	21,900	66,300	88,200

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

23. Restatement (Continued)

        The consolidated statement of operations for the year ended December 31, 2009 was restated as follows (dollars in thousands):

	As Previously Reported	Adjustments	As Restated
Loss from continuing operations before income taxes	$(133,719)	$—	$(133,719)
Income tax benefit	(1,710)	(1,275)	(2,985)

Net loss	$(132,009)	$1,275	$(130,734)

Net loss per common share—basic and diluted	$(308.43)	$2.98	$(305.45)

        The Company's consolidated statement of cash flows for the year ended December 31, 2009 was restated for cash flows from operating activities as follows (dollars in thousands):

	As Previously Reported	Adjustments	As Restated
Net loss	$(132,009)	$1,275	$(130,734)
Adjustments to reconcile net loss to net cash provided by operating activities
Deferred income taxes	1,275	(1,275)	—

        The Company's consolidated balance sheets as of December 31, 2009 and 2008 were restated as follows (dollars in thousands):

	As Previously Reported	Adjustments	As Restated
December 31, 2009
Intangible assets, net	$368,163	$(66,300)	$301,863
Total assets	1,249,977	(66,300)	1,183,677
Deferred income taxes	$1,275	$(1,275)	$—
Total liabilities	1,365,216	(1,275)	1,363,941
Accumulated deficit	(511,045)	(65,025)	(576,070)
Total stockholders' deficiency	(115,239)	(65,025)	(180,264)
Total liabilities and stockholders' deficiency	1,249,977	(66,300)	1,183,677
December 31, 2008
Intangible assets, net	$411,264	$(66,300)	$344,964
Total assets	1,339,378	(66,300)	1,273,078
Accumulated deficit	$(379,036)	$(66,300)	$(445,336)
Total stockholders' deficiency	(6,216)	(66,300)	(72,516)
Total liabilities and stockholders' deficiency	1,339,378	(66,300)	1,273,078

        The statement of changes in stockholders' deficiency was also restated to reflect the changes to 2007 net income, 2009 net loss and equity as indicated above.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Consolidated Financial Statements (Continued)

24. Reorganization Subsequent Event

        After satisfying all conditions precedent to emergence under the plan of reorganization, the Company emerged from chapter 11 effective as of October 28, 2010.

        The Company's emergence from the Chapter 11 proceedings has resulted in a new reporting entity and the adoption of fresh-start reporting. The consolidated financial statements as of December 31, 2009 do not give effect to any adjustment in the capital structure changes or to the carrying values of assets or liabilities that will be recorded upon the adoption of fresh start reporting and implementation of the Company's plan of reorganization.

Pro Forma Financial Information (Unaudited)

        The following unaudited pro forma balance sheet reflects adoption of fresh start reporting and implementation of the plan of reorganization as if it had been effective December 31, 2009. Reorganization adjustments have been estimated in the pro forma financial information to reflect the discharge of certain prepetition liabilities and the adoption of fresh-start reporting based on purchase accounting rules.

        Estimated reorganization adjustments in the pro forma balance sheet result primarily from the: (i) changes in carrying values of assets and liabilities to reflect fair values including the establishment of certain intangible assets; (ii) discharge of the Company's prepetition liabilities in accordance with the plan of reorganization; (iii) addition of new financing; and (iv) issuance of new common stock and warrants and cancellation of old common stock. No incremental cash proceeds are expected to be raised upon the effectiveness of the plan of reorganization other than a nominal amount from a stock rights offering made to certain secured creditors.

        These adjustments are based upon the preliminary work of the Company to determine the relative fair value of the Company's assets and liabilities. The allocation of the reorganization enterprise value to individual assets and liabilities will change based upon the completion of the fair value process and will result in differences to the fresh-start adjustments and allocated values estimated in this pro forma information. Such differences may be significant primarily as related to the split between categories of long-lived assets. However, we currently anticipate that the allocation of value to total long-lived assets will not vary considerably. In addition, we do not expect a significant change in stockholders' equity on a pro forma basis.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Consolidated Pro Forma Balance Sheet (a)

(Unaudited, Dollars in thousands)

	Historical December 31, 2009	Plan Reorganization Adjustments		Fresh-Start Valuation Adjustments		Pro Forma December 31, 2009
Assets
Current assets
Cash and cash equivalents	$96,550	$(8,000	)(b)	$—		$88,550
Receivables, net	47,655	—		—		47,655
Material and supplies	3,871	—		—		3,871
Prepaid expenses	4,691	—		—		4,691
Other current assets	8,326	—		—		8,326

Total current assets	161,093	(8,000)		—		153,093
Property, plant and equipment, net	711,265	—		(290,757	)(d)	420,508
Intangible assets, net	301,863	—		(228,563	)(d)	73,300
Other assets	9,456	—		—		9,456

Total assets	$1,183,677	$(8,000)		$(519,320)		$656,387

Liabilities and Stockholders'
Equity (Deficiency)
Liabilities not subject to compromise
Current liabilities
Accounts payable	$30,972	$—		$—		$30,972
Accrued expenses	27,950	—		—		27,950
Advance billings and customer deposits	13,954	—		—		13,954
Other current liabilities	5,075	—		—		5,075

Total current liabilities	77,951	—		—		77,951
Long-term debt	—	300,000	(b)	—		300,000
Employee benefit obligations	113,748	—		—		113,748
Other liabilities	4,658	—		—		4,658

Total liabilities not subject to compromise	196,357	300,000		—		496,357
Liabilities subject to compromise	1,167,584	(1,167,584	)(b)	—		—

Total liabilities	1,363,941	(867,584)		—		496,357

Stockholders' equity (deficiency)
Common stock	4	100	(c)	(4	)(e)	100
Additional paid-in capital	428,993	159,900	(c)	(428,993	)(e)	159,900
Accumulated other comprehensive loss	(33,191)	—		33,191	(e)	—
Accumulated deficit	(576,070)	699,584	(c)	(123,514	)(e)	—

Total stockholders' equity (deficiency)	(180,264)	859,584		(519,320)		160,000

Total liabilities and stockholders' equity (deficiency)	$1,183,677	$(8,000)		$(519,320)		$656,357

(a)
The consolidated pro forma balance sheet estimates the effect of implementing the plan of reorganization and fresh start reporting which will be required for financial reporting upon emergence from the Chapter 11 proceedings. Under fresh-start reporting the reorganization enterprise value of $460.0 million is allocated $160.0 million to equity and $300.0 million to the new term loan. The adjustments in the consolidated pro

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Consolidated Pro Forma Balance Sheet (a)

(Unaudited, Dollars in thousands)

  forma balance sheet are estimates. Actual adjustments will be based on the final valuation and may be materially different than those presented herein.

(b)
Reflects the discharge of prepetition liabilities in accordance with the plan of reorganization and the reclassification of the remaining liabilities subject to compromise to the appropriate liability accounts. Liabilities are expected to be satisfied with payment of cash $8.0 million (including contract cure costs), a new term loan of $300.0 million and issuance of equity of $160.0 million for both common stock and warrants. To facilitate the calculation of the enterprise value, the Company developed a set of financial projections which were included as part of the Company's plan of reorganization. The estimates and assumptions made in this valuation are inherently subject to significant uncertainties and the resolution of contingencies beyond the reasonable control of the Company. Accordingly, there can be no assurance that the estimates, assumptions and amounts reflected in the valuations will be realized and the actual results could vary materially. Moreover, the market value of the Company's common stock may differ materially from the equity valuation.

(c)
Reflects the issuance of new common stock and warrants to prepetition creditors and the gain on discharge of liabilities subject to compromise.

(d)
Reflects changes to the carrying value of assets and liabilities to fair values. No adjustment has been reflected for accounts receivable and inventory as carrying value approximates fair value. The split between categories of long-lived assets is an estimate and likely will change and such change could be significant.

(e)
Reflects the elimination of the historical accumulated deficit and other equity accounts and an adjustment to stockholders' equity to result in the estimated reorganized equity value.

        Upon adoption of the fresh-start accounting the consolidated statement of operations will reflect the impact of the reorganization and fresh-start adjustments as reorganization items. In periods subsequent to adoption of fresh-start, the adoption of a new basis of accounting is expected to result in significantly lower depreciation and amortization currently estimated at an annual amount ranging from $70 million to $90 million. In addition, subsequent to the chapter 11 emergence date, no further reorganization costs are anticipated, which were $43 million in 2009, and interest expense on the new financing is expected to approximate $27 million.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Condensed Consolidated Statements of Operations

(Unaudited, dollars in thousands, except per share amounts)

	Nine Months Ended September 30,
	2010	2009
Operating revenues	$301,329	$308,524

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	121,557	117,963
Selling, general and administrative	94,656	106,603
Depreciation and amortization	126,275	122,180

Total operating expenses	342,488	346,746

Operating loss	(41,159)	(38,222)

Other income (expense):
Interest expense (contractual interest was $56,612 and $60,067 for the nine months ended September 30, 2010 and 2009, respectively)	(21,047)	(22,503)
Loss on interest rate swaps	—	(3,967)
Interest income and other	59	114

Total other expense	(20,988)	(26,356)

Loss before reorganization items and income tax benefit	(62,147)	(64,578)
Reorganization items	7,301	19,956

Loss before income tax benefit	(69,448)	(84,534)
Income tax benefit	(346)	(756)

Net loss	$(69,102)	$(83,778)

Net loss per common share—basic and diluted	$(161.45)	$(195.74)

Weighted average shares used to compute net loss per common share—basic and diluted	428,000	428,000

See accompanying notes to condensed consolidated financial statements.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Condensed Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	September 30, 2010	December 31, 2009
		As Restated —see Note 18
Assets
Current assets
Cash and cash equivalents	$97,541	$96,550
Receivables, net	45,544	47,655
Material and supplies	6,504	3,871
Prepaid expenses	6,949	4,691
Other current assets	11,780	8,326

Total current assets	168,318	161,093
Property, plant and equipment, net	669,850	711,265
Intangible assets, net	271,651	301,863
Other assets	7,743	9,456

Total assets	$1,117,562	$1,183,677

Liabilities and Stockholders' Deficiency
Liabilities not subject to compromise
Current liabilities
Accounts payable	$28,835	$30,972
Accrued expenses	31,538	27,950
Advance billings and customer deposits	14,854	13,954
Other current liabilities	5,577	5,075

Total current liabilities	80,804	77,951
Employee benefit obligations	102,302	113,748
Other liabilities	4,935	4,658

Total liabilities not subject to compromise	188,041	196,357
Liabilities subject to compromise	1,178,396	1,167,584

Total liabilities	1,366,437	1,363,941

Commitments and contingencies (Note 15)
Stockholders' deficiency
Common stock, par value of $0.01 per share, 480,000 shares authorized and 428,000 shares issued and outstanding	4	4
Additional paid-in capital	429,052	428,993
Accumulated other comprehensive loss	(32,759)	(33,191)
Accumulated deficit	(645,172)	(576,070)

Total stockholders' deficiency	(248,875)	(180,264)

Total liabilities and stockholders' deficiency	$1,117,562	$1,183,677

See accompanying notes to condensed consolidated financial statements.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Condensed Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Nine Months Ended September 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(69,102)	$(83,778)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	126,275	122,180
Employee retirement benefits	(11,446)	8,288
Provision for uncollectibles	4,501	6,653
Loss on interest rate swaps	—	3,967
Interest cost added to loan principal	10,474	7,843
Reorganization items	7,301	19,956
Changes in operating assets and liabilities:
Receivables	(2,390)	2,031
Material and supplies	(2,633)	679
Prepaid expenses and other current assets	(5,712)	(4,756)
Accounts payable and accrued expenses	6,657	8,225
Advance billings and customer deposits	900	(1,328)
Other current liabilities	283	(2)
Other	418	2,205

Net cash provided by operating activities before reorganization items	65,526	92,163
Operating cash flows used by reorganization items	(13,924)	(16,185)

Net cash provided by operating activities	51,602	75,978

Cash flows used in investing activities:
Capital expenditures	(50,611)	(54,198)

Net cash used in investing activities	(50,611)	(54,198)

Net change in cash and cash equivalents	991	21,780
Cash and cash equivalents, beginning of period	96,550	88,975

Cash and cash equivalents, end of period	$97,541	$110,755

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$9,892	$11,665

See accompanying notes to condensed consolidated financial statements.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Condensed Consolidated Statement of Changes in Stockholders' Deficiency

(Unaudited, dollars in thousands)

	Common Stock			Accumulated Other Comprehensive Loss
			Additional Paid-In Capital		Accumulated Deficit	Total Stockholders' Deficiency
	Shares	Amount
Balance, January 1, 2010	428,000	$4	$428,993	$(33,191)	$(576,070)	$(180,264)
Stock based compensation	—	—	59	—	—	59
Net loss	—	—	—	—	(69,102)	(69,102)
Other comprehensive income
Reclassification adjustment for recognition of loss on interest rate swap	—	—	—	416	—	416
Unrealized gain on investments	—	—	—	16	—	16

Balance, September 30, 2010	428,000	$4	$429,052	$(32,759)	$(645,172)	$(248,875)

Balance, January 1, 2009	428,000	$4	$428,913	$(56,097)	$(445,336)	$(72,516)
Stock based compensation	—	—	59	—	—	59
Net loss	—	—	—	—	(83,778)	(83,778)
Other comprehensive income (loss)
Reclassification adjustment for recognition of loss on interest rate swap	—	—	—	4,958	—	4,958
Unrealized loss on investments	—	—	—	(89)	—	(89)

Balance, September 30, 2009	428,000	$4	$428,972	$(51,228)	$(529,114)	$(151,366)

See accompanying notes to condensed consolidated financial statements.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Description of Business

Business Description

        Hawaiian Telcom Holdco, Inc. and subsidiaries (the "Company") is the incumbent local exchange carrier for the State of Hawaii with an integrated telecommunications network servicing approximately 447,000 switched access lines as of September 30, 2010. The Company also served approximately 230,000 long distance lines and 98,000 High-Speed Internet (HSI) connections as of that date.

Organization

        The Company has one direct subsidiary, Hawaiian Telcom Communications, Inc. which has two direct subsidiaries—Hawaiian Telcom, Inc. and Hawaiian Telcom Services Company, Inc. Hawaiian Telcom, Inc. operates the regulated local exchange carrier and Hawaiian Telcom Services Company, Inc. operates all other businesses. Hawaiian Telcom Insurance Company, Incorporated is a captive insurance subsidiary of Hawaiian Telcom, Inc. and, until December 31, 2003, provided auto liability, general liability and worker's compensation insurance to its parent. The captive subsidiary continues to settle claims related to incidents which occurred prior to January 1, 2004. The Company insures current incidents with external carriers. Hawaiian Telcom Services Company, Inc. has four subsidiaries which are inactive.

2. Chapter 11 Reorganization

        On December 1, 2008 (the "Petition Date"), Hawaiian Telcom Holdco, Inc. and its subsidiaries, with the exception of Hawaiian Telcom Insurance Company, Incorporated (the "Non-Debtor"), (collectively the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware. The cases were transferred to the District of Hawaii on December 22, 2008 (the "Bankruptcy Court"). The cases were being jointly administered under Case No. 08-02005. The Debtors continued to operate as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and orders of the Bankruptcy Court. In general, as debtors-in-possession, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business but could not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court.

        The Bankruptcy Court had approved various motions for relief designed to allow the Company to continue normal operations. The Bankruptcy Court's orders authorized the Company, among other things, to: (a) use cash collateral; (b) pay prepetition and postpetition employee wages, salaries, benefits and other employee obligations; (c) honor customer service programs; and (d) continue maintenance of existing bank accounts and existing cash management systems.

        Subject to certain exceptions in the Bankruptcy Code, the Chapter 11 filings automatically stayed the initiation or continuation of most actions against the Debtors, including most actions to collect prepetition indebtedness or to exercise control over the property of the bankruptcy estates. As a result, absent an order from the Bankruptcy Court, creditors were precluded from collection on prepetition debts and substantially all prepetition liabilities were subject to compromise.

        Under the Bankruptcy Code, the Debtors also had the right to assume, assume and assign, or reject certain executory contracts and unexpired leases, subject to the approval of the Bankruptcy Court

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

2. Chapter 11 Reorganization (Continued)

and certain other conditions. Generally, the assumption of an executory contract or unexpired lease requires the debtor to cure certain existing defaults under the contract, including the payment of accrued but unpaid prepetition liabilities. Rejection of an executory contract or unexpired lease typically is treated as a breach of the contract or lease, immediately prior to the chapter 11 filing. Subject to certain exceptions, this rejection relieves the debtor from performing its future obligations under that contract but entitles the counterparty to assert a prepetition general unsecured claim for damages. Parties to the executory contracts or unexpired leases rejected by a debtor may file proofs of claim against the debtor's estate for damages.

        On June 3, 2009, the Debtors filed a plan of reorganization with the Bankruptcy Court together with the disclosure statement. On August 28, 2009, the Bankruptcy Court approved distribution of the disclosure statement for vote by the prepetition creditors. On November 13, 2009, the Bankruptcy Court ruled that the plan as presented was approved. The final confirmation order was issued by the Court on December 30, 2009. The plan of reorganization, including the proposed debt and equity structure, was subject to approval of the Hawaii Public Utilities Commission (HPUC) and Federal Communications Commission (FCC). Approvals were obtained in September 2010 and relevant appeal periods expired in October 2010.

        After satisfying all conditions precedent to emergence under the plan of reorganization, the Company emerged from chapter 11 effective as of October 28, 2010. On the emergence date the Company entered into a revised credit agreement with its former secured lenders for $300.0 million. The new facility is secured by substantially all of the assets of the Company and has customary terms and conditions.

        On the emergence date, all authorized common stock of the Company was cancelled. The senior secured creditors received 10,000,000 new common stock shares with a par value of $0.01 per share. The Company received gross proceeds of $2.1 million for 135,063 shares of new common stock issued to the participants of a rights offering. Warrants to purchase 1,481,055 shares of new common stock for $14.00 per share were issued to holders of the Company's senior floating notes and senior fixed rate notes. In addition, 1,400,000 shares of new common stock were reserved for issuance pursuant to a new equity incentive plan.

        Pursuant to the plan of reorganization, allowed administrative, priority tax, priority non-tax, secured tax and other secured claims will be paid in full in cash. For certain contracts that were accepted by the Company, the Company paid cure amounts for prepetition claims amounting to $5.8 million in October 2010. All other prepetition claims are to be settled for a fraction of the claim for cash not exceeding $0.5 million.

3. Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements of the Company have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America. Certain information and disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted and condensed. In the opinion of the Company's management, all

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

3. Basis of Presentation (Continued)

adjustments (consisting of only normal and recurring accruals) have been made to present fairly the financial position, the results of operations and cash flows for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. Although the Company believes that the disclosures are adequate to make the information presented not misleading, these financial statements should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2009.

Cash and Cash Equivalents

        Cash and cash equivalents include cash and money market accounts with maturities at acquisition of three months or less. The majority of cash balances at September 30, 2010 are held in two banks either in a short-term U.S. Treasury money market account or in demand deposit accounts.

Supplemental Non-Cash Investing and Financing Activities

        Accounts payable included $8.5 million and $7.7 million at September 30, 2010 and 2009, respectively, for additions to property, plant and equipment.

Taxes Collected from Customers

        The Company presents taxes collected from customers and remitted to governmental authorities on a gross basis, including such amounts in the Company's reported operating revenues. Such amounts represent primarily Hawaii state general excise taxes and HPUC fees. Such taxes and fees amounted to $4.6 million and $4.5 million for the nine months ended September 30, 2010 and 2009, respectively.

Earnings per Share

        Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing earnings by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing the earnings, adjusted for the effect, if any, from assumed conversion of all potentially dilutive common shares outstanding, by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding. The computation of diluted earnings per share excludes the impact of outstanding stock options as they are currently antidilutive to earnings per share.

Subsequent Events

        The Company evaluated and gave recognition, if appropriate, to subsequent events which occurred after the financial statement date of September 30, 2010 through November 16, 2010, the date on which the condensed consolidated financial statements were available to be issued.

4. Recently Issued Accounting Pronouncement

        In October 2009, the Financial Accounting Standards Board ("FASB") issued new guidance on accounting for multiple-deliverable revenue arrangements requiring entities to allocate revenue in an

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

4. Recently Issued Accounting Pronouncement (Continued)

arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. The guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently evaluating the potential impact of the accounting guidance on the consolidated financial statements.

5. Reorganization

        The accompanying condensed consolidated financial statements have been prepared in accordance with accounting standards for financial reporting by entities in reorganization under the Bankruptcy Code. In accordance with those standards, all prepetition liabilities subject to compromise have been segregated in the condensed consolidated balance sheets and classified as liabilities subject to compromise at the estimated amount of the allowable claims. Liabilities not subject to compromise are separately classified as current or noncurrent. The Company's condensed consolidated statements of operations for the nine months ended September 30, 2010 and 2009 present the results of operations during the Chapter 11 proceedings. As such, any revenues, expenses, and gains and losses realized or incurred that are directly related to the bankruptcy case are reported separately as reorganization items due to the bankruptcy. The operations and financial position of the Non-Debtor, included in the condensed consolidated statements of operations and condensed consolidated balance sheets, are not significant.

Reorganization Items

        Reorganization items represent expense or income amounts that were recognized as a direct result of the Chapter 11 filing and are presented separately in the condensed consolidated statements of operations. Such items consist of the following (dollars in thousands):

	Nine Months Ended September 30,
	2010	2009
Professional fees	$7,308	$20,722
Cancellation of liability	—	(733)
Other	(7)	(33)

	$7,301	$19,956

        Professional fees relate to legal, financial advisory and other professional costs directly associated with the reorganization process. The cancellation of liability for the nine months ended September 30, 2009 represents an agreement with a vendor to wave prepetition amounts due in connection with a contract extension.

        Net cash paid for reorganization items, consisting of professional and other fees, amounted to $13.9 million and $16.2 million for the nine months ended September 30, 2010 and 2009, respectively.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

5. Reorganization (Continued)

Liabilities Subject to Compromise

        Liabilities subject to compromise refer to liabilities incurred prior to the Petition Date. The amounts of the various categories of liabilities that are subject to compromise are set forth below. These amounts represent the estimates of known or potential prepetition date claims that are likely to be resolved in connection with the bankruptcy filings. Such claims remain subject to future adjustments. Adjustments may result from negotiations, actions of the Bankruptcy Court, rejection of the executory contracts and unexpired leases, the determination of the value securing claims, proofs of claim or other events.

        Liabilities subject to compromise at September 30, 2010 and December 31, 2009 consisted of the following (dollars in thousands):

	September 30, 2010	December 31, 2009
Notes payable to banks, revolving credit facility	$93,048	$91,486
Notes payable to banks, Tranche C term loan	503,222	494,311
Senior floating rate notes	150,000	150,000
Senior fixed rate notes	200,000	200,000
Senior subordinated notes	150,000	150,000
Senior notes accrued interest	29,914	29,914
Settlement on swap liability	15,890	15,621
Accounts payable	34,857	34,724
Other	1,465	1,528

	$1,178,396	$1,167,584

        Liabilities not subject to compromise included: (1) liabilities held by the Non-Debtor entity; (2) liabilities incurred after the Petition Date; (3) prepetition date liabilities that the Debtors expected to pay in full, even though certain of these amounts could not be paid until a plan of reorganization was effective; and (4) prepetition date liabilities that have been approved for payment by the Bankruptcy Court and that the Debtors expected to pay (in advance of a plan of reorganization) in the ordinary course of business, including certain employee related items (e.g., salaries, vacation, and medical benefits).

6. Receivables

        Receivables consisted of the following (dollars in thousands):

	September 30, 2010	December 31, 2009
Customers and other	$58,226	$60,655
Allowance for doubtful accounts	(12,682)	(13,000)

	$45,544	$47,655

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

7. Long-Lived Assets

        Property, plant and equipment consisted of the following (dollars in thousands):

	September 30, 2010	December 31, 2009
Property, plant and equipment cost	$1,231,918	$1,182,766
Less accumulated depreciation and amortization	562,068	471,501

	$669,850	$711,265

        The gross carrying amount and accumulated amortization of identifiable intangible assets are as follows (dollars in thousands):

	September 30, 2010			December 31, 2009
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Subject to amortization:
Customer relationships	$503,900	$259,449	$244,451	$503,900	$229,237	$274,663
Covenant not to compete	4,000	4,000	—	4,000	4,000	—

	507,900	263,449	244,451	507,900	233,237	274,663

Not subject to amortization:
Brand name	27,200	—	27,200	27,200	—	27,200

	27,200	—	27,200	27,200	—	27,200

	$535,100	$263,449	$271,651	$535,100	$233,237	$301,863

        Amortization expense amounted to $30.3 million and $32.4 million for the nine months ended September 30, 2010 and 2009, respectively. Estimated amortization expense for the next five years and thereafter is as follows (dollars in thousands):

2010	$10,071
2011	37,690
2012	35,300
2013	32,346
2014	30,129
Thereafter	98,915

$244,451

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

8. Accrued Expenses

        Accrued expenses consisted of the following (dollars in thousands):

	September 30, 2010	December 31, 2009
Salaries and benefits	$29,112	$25,381
Other taxes	2,426	2,569

	$31,538	$27,950

9. Long-Term Debt

        Long-term debt consisted of the following (dollars in thousands):

	Interest Rate at September 30, 2010	Final Maturity	September 30, 2010	December 31, 2009
Notes payable to banks, revolving credit facility	4.50%	April 30, 2012	$93,048	$91,486
Notes payable to banks, Tranche C term loan	4.75%	June 1, 2014	503,222	494,311
Senior floating rate notes	6.03%	May 1, 2013	150,000	150,000
Senior fixed rate notes	9.75%	May 1, 2013	200,000	200,000
Senior subordinated notes	12.50%	May 1, 2015	150,000	150,000

			1,096,270	1,085,797
Less liabilities subject to compromise			(1,096,270)	(1,085,797)

			$—	$—

        In accordance with accounting standards for financial reporting by entities in reorganization under the Bankruptcy Code, the unsecured senior floating rate notes, senior fixed rate notes and senior subordinated notes have been presented as liabilities subject to compromise. In addition, as the bank debt is under secured, it is also presented as a liability subject to compromise.

Notes Payable to Banks

        Borrowings under the bank credit facilities provided for an interest at a rate equal to the applicable margin plus, at the Company's option, either: (a) a base rate determined by reference to the higher of (1) prime rate, as defined, and (2) the federal funds rate plus 1/2 of 1%; or (b) a Eurocurrency rate on deposits of one-, two-, three- or six-month periods (or nine- or twelve-month periods if, at the time of the borrowing, all lenders agree to make such a duration available). The Eurocurrency rates could not be selected for any interest periods beginning when the Company was in default on the credit facilities. The Company continued to pay all interest due on the bank credit facilities through February 28, 2009. Effective March 1, 2009, the Company agreed with its secured lenders (bank debt lenders and swap counterparties) to pay a reduced level of interest. Beginning on

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

9. Long-Term Debt (Continued)

March 1, 2009 through the effective date of the plan of reorganization, interest was being paid to all secured lenders based on a principal balance of $300.0 million. The difference between the stated rate of interest and interest paid, became an additional secured obligation of the secured lenders. The interest on the bank credit facilities that was added to the principal balance amounted to $10.5 million and $7.8 million for the nine months ended September 30, 2010 and 2009, respectively.

        Under the Plan of Reorganization the obligations under the senior credit facilities and the indentures governing our notes were cancelled and we entered into a new term loan in the amount of $300.0 million. The new term loan will mature in 2015.

Defaults

        The filing of the Debtors' Chapter 11 cases constituted an event of default under the bank credit facilities and the senior notes' indentures. The Company believes that any remedies that may have existed for these events of default were stayed under the Bankruptcy Code.

Contractual Interest Expense

        The Company recorded postpetition interest on prepetition obligations only to the extent it believed the interest would be paid during the bankruptcy proceedings or that it was probable that the interest would be an allowed claim. Had the Company recorded interest expense based on all of the prepetition contractual obligations, interest expense would have increased by $35.6 and $37.6 million for the nine months ended September 30, 2010 and 2009, respectively.

10. Derivative Instruments and Hedging Activities

        The Company utilizes a combination of fixed-rate and variable-rate debt to finance its operations. The variable-rate debt exposes the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to mitigate the interest rate risk on a portion of its variable-rate borrowings. To meet this objective, management maintained interest rate swap agreements to manage fluctuations in cash flows resulting from adverse changes in interest rates on its term loans and notes.

        Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with the Company's variable-rate debt obligations are reported in accumulated other comprehensive loss. These amounts are subsequently reclassified into interest expense as a yield adjustment of the hedged interest payment in the same period in which the related interest payments affect earnings.

        On December 1, 2008 and December 2, 2008, the Company's swap agreements were terminated by the counterparties under the default provisions of the agreements. The swap termination liability of $15.9 million, included in liabilities subject to compromise, is collateralized by the same assets that collateralized bank debt and was of the same priority as bank debt in the Chapter 11 proceeding.

        In the first quarter of 2009, as the Company negotiated the terms of its restructuring with its lenders, the Company concluded that the notional amount being hedged in the Company's hedge

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

10. Derivative Instruments and Hedging Activities (Continued)

effectiveness documentation was greater than the expected amount of debt outstanding during the remaining term of the original hedges because of the agreed upon reduction in interest payments (see Note 9). A loss of $4.0 million was recognized in the first quarter of 2009 for the additional amount of ineffectiveness in the Company's interest rate swaps.

        The impact of the interest rate swaps, classified as cash flow hedges, was as follows (dollars in thousands):

	Nine Months Ended September 30,
	2010	2009
Amount of loss reclassified from accumulated other comprehensive loss into income (effective portion) recognized as interest expense	$416	$991
Loss recognized in income on derivative (ineffective portion) included in other income (expense)	—	(3,967)

        Amounts included in accumulated other comprehensive loss for the cash flow hedges will be reclassified into earnings as cash interest is paid on the underlying debt that was hedged. The amortization will continue through the maturity date of the original hedges of December 31, 2010. Amounts expected to be reclassified during the next 12 months is less than $0.1 million.

11. Employee Benefit Plans

        The Company sponsors a defined benefit pension plan and postretirement medical and life insurance benefits for union employees. The Company also sponsors a cash balance pension plan for nonunion employees.

        The Company accrues the costs of pension and postretirement benefits over the period from the date of hire until the date the employee becomes fully eligible for benefits. The following provides the components of benefit costs for the nine months ended September 30, 2010 and 2009 (dollars in thousands):

Pension

	Nine Months Ended September 30,
	2010	2009
Service cost	$5,268	$5,218
Interest cost	7,611	7,081
Expected asset return	(6,309)	(4,450)
Amortization of loss	1,143	2,128

Net periodic benefit cost	7,713	9,977

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

11. Employee Benefit Plans (Continued)

Other Postretirement Benefits

	Nine Months Ended September 30,
	2010	2009
Service cost	$855	$770
Interest cost	1,698	1,364

Net periodic benefit cost	$2,553	$2,134

        The Company previously disclosed in its consolidated financial statements for the year ended December 31, 2009 that it expected to contribute $23.5 million to its pension plan in 2010. As of September 30, 2010, the Company has contributed $20.6 million. The Company presently anticipates contributing the full amount during the remainder of 2010.

12. Income Taxes

        The income tax benefit differs from the amounts determined by applying the statutory federal income tax rate of 34% to the loss before income tax benefit for the following reasons (dollars in thousands):

	Nine Months Ended September 30,
	2010	2009
Benefit at federal rate	$(23,613)	$(29,587)
Increase (decrease) resulting from:
State income taxes, net of federal income tax	(2,778)	(4,137)
Valuation allowance	26,045	32,968

Income tax benefit	$(346)	$(756)

        A valuation allowance has been provided at September 30, 2010 and December 31, 2009 for the deferred tax assets because of the uncertainty of future realization of such amounts. The Company will continue to assess the recoverability of deferred tax assets and the related valuation allowance. To the extent that the Company generates taxable income in future periods and it determines that such valuation allowance is no longer required, the tax benefit of the remaining deferred tax assets will be recognized at that time.

        The Company evaluates its tax positions for liability recognition. As of September 30, 2010, the Company had no unrecognized tax benefits. No interest or penalties related to tax assessments were recognized in the Company's condensed consolidated statements of operations for the nine months ended September 30, 2010 or 2009. All tax years from 2006 remain open for both federal and Hawaii state purposes.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

13. Stock Option Plan

        On November 8, 2005, the Company adopted a stock option plan (the "Plan") that permits the grant of options to its key employees and independent directors and those of its wholly owned subsidiaries. The purpose of the Plan is primarily to align compensation for key executives with the performance of the Company. All options are to be granted at an exercise price that is greater than or equal to the fair value of the common stock of the Company on the date the stock option is granted.

        The Company recognized compensation expense of less than $0.1 million for the nine months ended September 30, 2010. Compensation expense was less than $0.1 million for the nine months ended September 30, 2009.

14. Comprehensive Income (Loss)

        A summary of components of comprehensive income (loss) is as follows (dollars in thousands):

	Nine Months Ended September 30,
	2010	2009
Net loss	$(69,102)	$(83,778)
Other comprehensive income (loss)—
Reclassification adjustment for recognition of loss on interest rate swap	416	4,958
Unrealized gain (loss) on investments	16	(89)

Other comprehensive income	432	4,869

Comprehensive loss	$(68,670)	$(78,909)

15. Commitments and Contingencies

Third Party Claims

        In the normal course of conducting its business, the Company is involved in various disputes with third parties, including vendors and customers. The outcome of such disputes is generally uncertain and subject to commercial negotiations. The Company periodically assesses its liabilities in connection with these matters and records reserves for those matters where it is probable that a loss has been incurred and the loss can be reasonably estimated. Based on management's most recent assessment, the Company believes that the risk of loss in excess of liabilities recorded is not material for all outstanding claims and disputes and the ultimate outcome of such matters will not have a material adverse effect on the Company's results of operations, cash flows or financial position.

Litigation

        The Company is involved in litigation arising in the normal course of business. The outcome of this litigation is not expected to have a material adverse impact on the Company's condensed consolidated financial statements.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

15. Commitments and Contingencies (Continued)

Chapter 11 Claims

        On December 23, 2008, the Clerk of the Bankruptcy Court filed the Notice of Chapter 11 Bankruptcy Cases, Meeting of Creditors, & Deadlines, establishing April 27, 2009 as the general claims bar date for each entity other than governmental units to file Proofs of Claim and July 31, 2009, as amended, as the claims bar date for governmental units. Based on management's most recent assessment, the Company believes the amount by which claims differ from liabilities recorded is not material and the ultimate outcome will not have a material adverse effect on the Company's results of operations, cash flows or financial position.

16. Fair Value of Financial Instruments

        The following method and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate the fair value. It was not practical to estimate the fair value of most financial liabilities as of September 30, 2010 and December 31, 2009 because of the Chapter 11 proceeding.

        Cash and cash equivalents, accounts receivable and accounts payable—The carrying amount approximates fair value because of the short maturities of these instruments.

        Investment securities—The fair value of investment securities is based on quoted market prices. Investment securities are included in other assets on the condensed consolidated balance sheets.

        The estimated fair value of financial instruments is as follows (dollars in thousands):

	Carrying Value	Fair Value
September 30, 2010
Assets—investment in U.S. Treasury obligations (Level 1)	$1,860	$1,860
December 31, 2009
Assets—investment in U.S. Treasury obligations (Level 1)	$2,090	$2,090

Fair Value Measurements

        Fair value for accounting purposes is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

        Accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

        Assets measured at fair value on a recurring basis represent investment securities included in other assets.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

17. Segment Information

        The Company operates in two reportable segments (Wireline Services and Other) based on how resources are allocated and performance is assessed by the Company's Chief Executive Officer, the Company's chief operating decision maker. The Wireline Services segment provides local telephone service including voice and data transport, enhanced custom calling features, network access, directory assistance and private lines. In addition, the Wireline Services segment provides Internet, long distance services, managed services, customer premise equipment, data solutions, billing and collection, and pay telephone services. The Company also is currently incurring certain costs related to the development of a video services offering. The Other segment consists primarily of wireless services.

        The following table provides operating financial information for the Company's two reportable segments (dollars in thousands):

	Wireline Services	Other	Intersegment Elimination	Total
For the nine months ended and as of September 30, 2010
Operating revenues
Local voice and other retail services	$198,761	$4,676	$(1,092)	$202,345
Network access services	98,984	—	—	98,984

	$297,745	$4,676	$(1,092)	$301,329

Depreciation and amortization	$126,189	$86	$—	$126,275
Net loss	(66,742)	(2,360)	—	(69,102)
Capital expenditures	52,156	—	—	52,156
Assets	1,116,882	680	—	1,117,562
Assets as of December 31, 2009	$1,182,783	$894	$—	$1,183,677
For the nine months ended September 30, 2009
Operating revenues
Local voice and other retail services	$205,803	$5,310	$(1,094)	$210,019
Network access services	98,505	—	—	98,505

	$304,308	$5,310	$(1,094)	$308,524

Depreciation and amortization	$122,094	$86	$—	$122,180
Net loss	(80,273)	(2,411)	(1,094)	(83,778)
Capital expenditures	57,037	—	—	57,037

18. Restatement

        Subsequent to the issuance of the 2009 consolidated financial statements, the Company's management determined that the Company had incorrectly assigned a value to an identifiable intangible asset for franchise rights in conjunction with the purchase of an acquired business. Because of the unique nature of this particular nontransferable franchise right, the Company concluded there is not an independent market participant useful for purposes of determining a separately identifiable

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

18. Restatement (Continued)

value. Hence, the Company concluded no value should have been assigned. The purchase price should have instead been allocated to goodwill of its wireline segment. As a result, the accompanying financial statements have been restated. The restatement resulted in the elimination of an impairment loss on the franchise right intangible asset that had been recognized in the 2007 results of operations and reclassification of the franchise right intangible asset (including the amount previously impaired) to goodwill of the Company's wireline segment. In conjunction with the restatement and the Company's annual impairment tests for goodwill, the Company concluded that the goodwill was impaired in 2007.

        Because of the differences in intangible asset amortization for income tax and financial reporting purposes, the 2007 restatement also impacted the condensed consolidated statement of operations for the nine months ended September 30, 2009 as follows (dollars in thousands):

	As Previously Reported	Adjustments	As Restated
Loss from continuing operations before income taxes	$(84,534)	$—	$(84,534)
Income tax benefit	(24)	(732)	(756)

Net loss	$(84,510)	$732	$(83,778)

Net loss per common share—basic and diluted	$(197.45)	$1.71	$(195.74)

        The Company's condensed consolidated statement of cash flows for the nine months ended September 30, 2009 was restated for cash flows from operating activities as follows (dollars in thousands):

	As Previously Reported	Adjustments	As Restated
Net loss	$(84,510)	$732	$(83,778)
Adjustments to reconcile net loss to net cash provided by operating activities
Deferred income taxes	732	(732)	—

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

18. Restatement (Continued)

        The consolidated balance sheet as of December 31, 2009 was restated as follows (dollars in thousands):

	As Previously Reported	Adjustments	As Restated
December 31, 2009
Intangible assets, net	$368,163	$(66,300)	$301,863
Total assets	1,249,977	(66,300)	1,183,677
Deferred income taxes	$1,275	$(1,275)	$—
Total liabilities	1,365,216	(1,275)	1,363,941
Accumulated deficit	(511,045)	(65,025)	(576,070)
Total stockholders' deficiency	(115,239)	(65,025)	(180,264)
Total liabilities and stockholders' deficiency	1,249,977	(66,300)	1,183,677

        The statement of changes in stockholders' deficiency was also restated for the changes in equity as indicated above.

19. Reorganization Subsequent Event

        After satisfying all conditions precedent to emergence under the plan of reorganization, the Company emerged from chapter 11 effective as of October 28, 2010.

        The Company's emergence from the Chapter 11 proceedings has resulted in a new reporting entity and the adoption of fresh-start reporting. The consolidated financial statements as of September 30, 2010 do not give effect to any adjustment in the capital structure changes or to the carrying values of assets or liabilities that will be recorded upon the adoption of fresh start reporting and implementation of the Company's plan of reorganization.

Pro Forma Financial Information

        The following unaudited pro forma balance sheet reflects adoption of fresh start reporting and implementation of the plan of reorganization as if it had been effective September 30, 2010. Reorganization adjustments have been estimated in the pro forma financial information to reflect the discharge of certain prepetition liabilities and the adoption of fresh-start reporting based on purchase accounting rules.

        Estimated reorganization adjustments in the pro forma balance sheet result primarily from the: (i) changes in carrying values of assets and liabilities to reflect fair values including the establishment of certain intangible assets; (ii) discharge of the Company's prepetition liabilities in accordance with the plan of reorganization; (iii) addition of new financing; and (iv) issuance of new common stock and warrants and cancellation of old common stock. No incremental cash proceeds are expected to be raised upon the effectiveness of the plan of reorganization other than a nominal amount from a stock rights offering made to certain secured creditors.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

19. Reorganization Subsequent Event (Continued)

        These adjustments are based upon the preliminary work of the Company to determine the relative fair value of the Company's assets and liabilities. The allocation of the reorganization enterprise value to individual assets and liabilities will change based upon the completion of the fair value process and will result in differences to the fresh-start adjustments and allocated values estimated in this pro forma information. Such differences may be significant primarily as related to the split between categories of long-lived assets. However, we currently anticipate that the allocation of value to total long-lived assets will not vary considerably. In addition, we do not expect a significant change in stockholders' equity on a pro forma basis.

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Consolidated Pro Forma Balance Sheet (a)

(Unaudited, Dollars in thousands)

	Historical September 30, 2010	Plan Reorganization Adjustments		Fresh-Start Valuation Adjustments		Pro Forma September 30, 2010
Assets
Current assets
Cash and cash equivalents	$97,541	$(8,000	)(b)	$—		$89,541
Receivables, net	45,544	—		—		45,544
Material and supplies	6,504	—		—		6,504
Prepaid expenses	6,949	—		—		6,949
Other current assets	11,780	—		—		11,780

Total current assets	168,318	(8,000)		—		160,318
Property, plant and equipment, net	669,850	—		(263,170	)(d)	406,680
Intangible assets, net	271,651	—		(198,351	)(d)	73,300
Other assets	7,743	—		—		7,743

Total assets	$1,117,562	$(8,000)		$(461,521)		$648,041

Liabilities and Stockholders'
Equity (Deficiency)
Liabilities not subject to compromise
Current liabilities
Accounts payable	$28,835	$—		$—		$28,835
Accrued expenses	31,538	—		—		31,538
Advance billings and customer deposits	14,854	—		—		14,854
Other current liabilities	5,577	—		—		5,577

Total current liabilities	80,804	—		—		80,804
Long-term debt	—	300,000	(b)	—		300,000
Employee benefit obligations	102,302	—		—		102,302
Other liabilities	4,935	—		—		4,935

Total liabilities not subject to compromise	188,041	300,000		—		488,041
Liabilities subject to compromise	1,178,396	(1,178,396	)(b)	—		—

Total liabilities	1,366,437	(878,396)		—		488,041

Stockholders' equity (deficiency)
Common stock	4	100	(c)	(4	)(e)	100
Additional paid-in capital	429,052	159,900	(c)	(429,052	)(e)	159,900
Accumulated other comprehensive loss	(32,759)	—		32,759	(e)	—
Accumulated deficit	(645,172)	710,396	(c)	(65,224	)(e)	—

Total stockholders' equity (deficiency)	(248,875)	870,396		(461,521)		160,000

Total liabilities and stockholders' equity (deficiency)	$1,117,562	$(8,000)		$(461,521)		$648,041

(a)
The consolidated pro forma balance sheet estimates the effect of implementing the plan of reorganization and fresh start reporting which will be required for financial reporting upon emergence from the Chapter 11 proceedings. Under fresh-start reporting the reorganization enterprise value of $460.0 million is allocated $160.0 million to equity and $300.0 million to the new term loan. The adjustments in the consolidated pro

Hawaiian Telcom Holdco, Inc.
(Debtors-in-Possession)

Consolidated Pro Forma Balance Sheet (a)

(Unaudited, Dollars in thousands)

  forma balance sheet are estimates. Actual adjustments will be based on the final valuation and may be materially different than those presented herein.

(b)
Reflects the discharge of prepetition liabilities in accordance with the plan of reorganization and the reclassification of the remaining liabilities subject to compromise to the appropriate liability accounts. Liabilities are expected to be satisfied with payment of cash $8.0 million (including contract cure costs), a new term loan of $300.0 million and issuance of equity of $160.0 million for both common stock and warrants. To facilitate the calculation of the enterprise value, the Company developed a set of financial projections which were included as part of the Company's plan of reorganization. The estimates and assumptions made in this valuation are inherently subject to significant uncertainties and the resolution of contingencies beyond the reasonable control of the Company. Accordingly, there can be no assurance that the estimates, assumptions and amounts reflected in the valuations will be realized and the actual results could vary materially. Moreover, the market value of the Company's common stock may differ materially from the equity valuation.

(c)
Reflects the issuance of new common stock and warrants to prepetition creditors and the gain on discharge of liabilities subject to compromise.

(d)
Reflects changes to the carrying value of assets and liabilities to fair values. No adjustment has been reflected for accounts receivable and inventory as carrying value approximates fair value. The split between categories of long-lived assets is an estimate and likely will change and such change could be significant.

(e)
Reflects the elimination of the historical accumulated deficit and other equity accounts and an adjustment to stockholders' equity to result in the estimated reorganized equity value.

        Upon adoption of the fresh-start accounting the consolidated statement of operations will reflect the impact of the reorganization and fresh-start adjustments as reorganization items. In periods subsequent to adoption of fresh-start, the adoption of a new basis of accounting is expected to result in significantly lower depreciation and amortization currently estimated at an annual amount ranging from $70 million to $90 million. In addition, subsequent to the chapter 11 emergence date, no further reorganization costs are anticipated, which were $7 million for the nine months ended September 30, 2010, and annual interest expense on the new financing is expected to approximate $27 million.